As filed with the Securities and Exchange Commission on June 4, 2021.

Registration No. 333-256452

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TREMOR INTERNATIONAL LTD.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Tremor International Ltd.

82 Yigal Alon Street

Tel Aviv, 6789124, Israel

+972-3-545-3900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

(302)-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joshua G. Kiernan M. Ryan Benedict Latham & Watkins LLP 99 Bishopsgate London, EC2M 3XF United Kingdom Tel: +44.20.7710.1000 Fax: +44.20.7374.4460	Tuvia J. Geffen Naschitz, Brandes, Amir & Co., Advocates 5 Tuval Street Tel Aviv, 6789717, Israel Tel: +972-3-623-5000 Fax: +972-3-623-5005	David J. Goldschmidt Yossi Vebman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Tel: (212) 735-3000 Fax: (212) 735-2000	Aaron M. Lampert Goldfarb Seligman & Co. Ampa Tower 98 Yigal Alon Street Tel Aviv 6789141, Israel Tel: +972-3-608-9999 Fax: +972-3-608-9909

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee(4)
Ordinary shares, par value NIS 0.01	$100,000,000	$10,910

(1)

American depositary shares (“ADSs”) issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents                ordinary shares.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Includes the aggregate offering price of additional ordinary shares, represented by ADSs, that the underwriters have the option to purchase.
(4)	Amount previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 4, 2021

PRELIMINARY PROSPECTUS

American Depositary Shares

Representing                      Ordinary Shares

This is the initial public offering of Tremor International Ltd. in the United States. We are offering American Depositary Shares (“ADSs”) with each ADS representing the right to receive                  ordinary shares. We intend to apply to have our ADSs listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “TRMR.”

Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “TRMR.” On                 , 2021, the last reported sale price of our ordinary shares on AIM was £             per ordinary shares (equivalent to $             per ADS based on an assumed exchange rate of £1.00 to $1.            ).

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriter compensation.

We have granted the underwriters an option to purchase up to                  additional ADSs from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 20 to read about factors you should consider before purchasing any of our ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                , 2021.

RBC Capital Markets	Stifel

JMP Securities	Needham & Company	Raymond James

Prospectus dated                 , 2021

TREMOR INTERNATIONAL Ltd. A Global Leader in All-Screen Video Advertising Technologies

TREMOR INTERNATIONAL Ltd. OUR MISSION To provide an automated marketplace for advertisers & publishers that leverages advanced data-driven technology to deliver impactful brand stories for audiences across the globe

TREMOR INVESTMENT HIGHLIGHTS END-TO-END PLATFORM Proprietary, leading-edge solution comprised of our integrated DSP, DMP and SSP INDUSTRY LEADERSHIP IN VIDEO AND CTV Established expertise and customer adoption in video & CTV POISED FOR FUTURE GROWTH Via continued innovation and global expansion GLOBAL SCALE Ensures wide reach among global consumer audiences, advertisers and publishers ROBUST DATA SET ML/DL Fully integrated into our platform for accurate targeting and ROI MANAGEMENT TEAM Industry veterans with extensive global experience

OUR "END-TO-END" TECHNOLOGY PLATFORM

100 BILLION DAILY AD REQUESTS

250 MILLION OF DAILY AD IMPRESSIONS

500 TERABYTES OF DAILY DATA PROCESSED

100 MILLION DAILY UNIQUE SITES/APPS

DEMAND-SIDE | **DATA MANAGEMENT** | **SUPPLY-SIDE**

abc
Walgreens
mazda
DIAGEO
MARS
P&G
ADVERTISERS
DSP
TREMOR DMP
UNRULY
SSP
PUBLISHERS
Audiences

VIDEO FOCUS | TV RETARGETTING | SAAS & MANAGED OFFERING | CREATIVE STUDIO | MASSIVE REACH | SAAS & MANAGED OFFERING | OMNI-CHANNEL | EXCLUSIVE SUPPLY

Benefits to advertisers

Benefits for publishers

TREMOR
INTERNATIONAL Ltd.

T R E M O R D M P DSP SSP Audiences OUR “END-TO-END” TECHNOLOGY PLATFORM 100 BILLION DAILY AD REQUESTS 500 TERABYTES OF DAILY DATA PROCESSED 250 MILLION OF DAILY AD IMPRESSIONS 100 MILLION DAILY UNIQUE SITES/APPS DEMAND-SIDE DATA MANAGEMENT SUPPLY-SIDE walgreens MAZDA DIAGEO MARS P& G Benefits to advertisers Optimizing & increasing audience reach & engagement Robust data assets Omni-channel connectivity, optimizing campaign impact Creative capabilities Benefits for publishers Premium, high-value campaigns representing a wide range of advertisers First and third-party data, maximizes revenue generation Flexibility via wide breadth of ad formats UnrulyX CTRL, a proprietary insights & reporting dashboard, facilitating Direct, Preferred, and Open Auction programmatic deals A D V E R T I S E R S P U B L I S H E R S VIDEO FOCUS MASSIVE REACH TV RETARGETTING SAAS & MANAGED OFFERING SAAS & MANAGED OFFERING OMNICHANNEL CREATIVE STUDIO EXCLUSIVE SUPPLY TREMOR INTERNATIONAL LTD.

DSP: OPTIMIZE ADVERTISING CAMPAIGNS & IMPROVE ROI

Designed to empower advertisers to optimize their video & CTV campaigns for efficiency & ROI using AI and ML/DL for automation

- VIDEO FOCUS
- SAAS & MANAGED OFFERING
- TV RETARGETING
- CREATIVE STUDIO

DEMAND-SIDE

DSP

Managed and Self-Service

+1,200 BRANDS

SONY

+400 AGENCIES

OMG Omnicom MediaGroup

MEDIACOM

PUBLICIS GROUPE

DSP: OPTIMIZE ADVERTISING & IMPROVE CAMPAIGNS ROI Access to wide-reaching and high-quality ad inventory, audience targeting and VIDEO FOCUS advanced reporting SAAS & MANAGED Designed to empower advertisers to OFFERING optimize their video & CTV campaigns for efficiency & ROI using AI and ML/DL TV RETARGETING for automation Self-service solution for advertisers and CREATIVE STUDIO agencies enabling them more control over control planinng and execution Managed-service optionality enables advertisers to benefit from the experience and guidance of our team of experts DEMAND-SIDE +1,200 BRANDS Managed and Self-Service DSP +400 AGENCIES

DMP: REAL-TIME, INTELLIGENT DECISION-MAKING THROUGH DATA-DRIVEN INSIGHTS

DATA MANAGEMENT

TREMOR DMP

- EMOTION-BASED INSIGHTS (EQ)
- AD VERIFICATION
- GEO/LOCATION-BASED TARGETING
- AUTOMATIC CONTENT RECOGNITION (ACR)
- AUDIENCE ATTRIBUTES & BEHAVIORS
- CONTEXTUALIZED TARGETING

TREMOR
INTERNATIONAL Ltd.

DMP: REAL-TIME, THROUGH INTELLIGENT DATA-DRIVEN DECISION-MAKING INSIGHTS Fully integrated and flexible solution sitting at the center of the platform Provides real-time, device-agnostic, and data-driven marketing maximizing campaign performance & impact Leveraging first and third-party data to identify and reach curated audiences DATA MANAGEMENT EMOTION-BASED INSIGHTS (EQ) M O R E D âœ”   AD VERIFICATION TR M P GEO/LOCATION-BASED TARGETING AUTOMATIC CONTENT RECOGNITION (ACR) AUDIENCE ATTRIBUTES & BEHAVIORS CONTEXTUALIZED TARGETING TREMOR INTERNATIONAL Ltd.

SSP: OPTIMIZE INVENTORY MANAGEMENT & REVENUE YIELD

- SAAS & MANAGED OFFERING
- MASSIVE REACH
- EXCLUSIVE SUPPLY

SUPPLY-SIDE
~1,450 PUBLISHERS
DSP
Self-Service DSP
PMP
OMP
UNRULY SSP
WEB PUBLISHERS
BARRON'S
THE WALL STREET JOURNAL
GQ
MOBILE PUBLISHERS
myfitnesspal
CTV PUBLISHERS
pluto tv
CBS
XUMO

SSP DSP DSP Self- Service PMP OMP WEB PUBLISHERS MOBILE PUBLISHERS CTV PUBLISHERS SSP: OPTIMIZE INVENTORY MANAGEMENT & REVENUE YIELD Self-service solution for advertisers and agencies, enabling them more control over planning and execution Access to large data sets, unique demand (Tremor DSP) and private marketplaces (PMPs) Direct relationships with omni-channel publishers & platforms facilitating supply path optimization process for all parties Model-driven KPI & yield automation increases publishers’ inventory value while delivering higher performance for advertisers SAAS & MANAGED OFFERING MASSIVE REACH EXCLUSIVE SUPPLY SUPPLY-SIDE ~1,450 PUBLISHERS

Tremor International Ltd. 82 Yigal Alon st.    (13th floor)    Tel-Aviv     Israel    6789124 info@tremorinternational.com

Neither we nor the underwriters have authorized anyone to provide any information or to make any representation other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and neither we nor the underwriters can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ADSs in any circumstances under which such offer or solicitation is unlawful.

The ADSs offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such ADSs been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

As used in this prospectus, except where the context otherwise requires or where otherwise indicated, references to “Tremor,” the “Company,” “we,” “us,” “our,” “our company,” “our business” and similar references refer to Tremor International Ltd., together with its consolidated subsidiaries as a consolidated entity.

BASIS OF PRESENTATION

Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). We present our consolidated financial statements in U.S. dollars. This prospectus includes: (i) the audited consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019 prepared in accordance with IFRS and audited by Somekh Chaikin, a member firm of KPMG International and (ii) the unaudited condensed consolidated interim financial statements of the Company as of and for the three months ended March 31, 2021 and 2020 prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). The audited consolidated financial statements of the Company as of and for the year ended December 31, 2019 are not directly comparable with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2020, and the unaudited condensed consolidated interim financial statements of the Company as of and for the three months ended March 31, 2021 and 2020. This is due to the integration of acquisitions over the course of 2019 and 2020 and the development of the Company’s platform over that time. In consideration of many indicators, we determined that through the year ended December 31, 2019, we acted as principal and beginning with the year ended December 31, 2020, we are now acting as agent under IFRS 15, and thus effective January 1, 2020, we recognize revenue on a net basis for our Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change. In order to improve comparability and provide a more meaningful basis for comparison of our financial results, this prospectus includes certain unaudited, as adjusted (non-IFRS) revenue information solely for the year ended December 31, 2019 that give effect to the revenue recognition changes noted above as if such changes were applied on January 1, 2019. This as adjusted (non-IFRS) revenue information will not be provided for any period subsequent to the year ended December 31, 2019.

Our fiscal year ends on December 31 of each year.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by others in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Other Operating Metrics.” We define these key performance indicators as follows:

•	CTV revenue is revenue derived from Connected TV devices.

•	Video revenue is revenue derived from video format ads on all devices.

•

Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus both the Programmatic media cost (as defined herein) and the Performance media cost (as defined herein).

•

Adjusted EBITDA is defined as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring and acquisition-related costs and other expenses (income), net.

•	Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue.

•	An active customer is defined as an advertiser, agency, trading desk or third-party DSP that has used our platform within a trailing 365 day period.

•	An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365 day period.

•

A unique user is defined as an unduplicated visitor to a publisher’s site connected to our platform from both direct and third-party sites in a one month period and “unique users” is the total number of unduplicated visitors to a publisher’s site connected to our platform from both direct and third-party sites in a one month period. When a user visits a publisher’s site that is connected to our platform, we receive the request along with a field that holds a unique ID number that identifies the source from which the request came, and as such “unique users” is a summation of unique ID numbers to produce a total of unduplicated visitors to publishers’ sites connected to our platform.

•

Contribution ex-TAC retention rate is defined as Contribution ex-TAC generated in the year ended December 31, 2020 from the customers who were existing customers as of December 31, 2019 as a percentage of the Contribution ex-TAC generated in the year ended December 31, 2019 from the same group of customers. We consider all of our revenue to be recurring.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. The estimates and forecasts in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.

Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS

We or our licensors have proprietary rights to trademarks, copyrights, trade names or service marks used in this prospectus that are important to our business, many of which are registered under the applicable intellectual property laws. Solely for convenience, the trademarks, trade names and service marks referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus also contains trademarks, copyrights, tradenames and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, copyright, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our ADSs. You should carefully read this prospectus in its entirety before investing in our ADSs, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”

Our Mission

Our mission is to create an efficient automated marketplace for advertisers and publishers, utilizing advanced data driven technology, to enable the delivery of impactful brand stories to relevant audiences across the globe.

Overview

We are a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory. We use our proprietary technology to deliver impactful brand stories to target audiences through digital ad technology and advanced audience data. Our omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in video format ads on all devices (“Video”) and Connected TV (“CTV”).

We believe there is a significant market opportunity within the approximately $455 billion global digital advertising market that is expected to grow at a compound annual growth rate (“CAGR”) of 11.4% through 2025, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary demand-side platform (“DSP”) solution that advertisers leverage to manage digital advertising campaigns, a proprietary supply-side platform (“SSP”) solution that publishers leverage to optimally monetize digital inventory and a proprietary data management platform (“DMP”) solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides our advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are both ad buyers, including brands and agencies, and digital publishers. Our platform includes a diversified customer base of approximately 900 active customers and 1,450 active publishers as of March 31, 2021 with approximately 800 million unique users for the month ended March 31, 2021, which serves advertisements in over 100 countries.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mille (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an ad receives.

The advertising industry was significantly impacted at the end of first quarter and throughout the second quarter of 2020 by the outbreak of the COVID-19 pandemic and the resulting economic uncertainty in the global economy, including in the United States (where the majority of our revenue is generated). As a result, advertising demand on our platform decreased significantly in the first half of 2020, as economic activity across most markets contracted and marketing budgets were reduced. However, as parts of the economy reopened at the end of the second quarter of 2020, the advertising industry and related spend responded with a robust recovery in the second half of 2020. Although certain industries, such as travel, retail and hospitality, continued to limit advertising spending over this period, other industries drove significant growth in advertising spending, particularly in Video (including CTV).

As a result, our Video revenue grew from $42.1 million in the six months ended June 30, 2020 to $101.3 million in the six months ended December 31, 2020. Our Video revenue growth included the rapid growth of CTV revenue over the same period, which grew from $11.0 million in the six months ended June 30, 2020 to $25.8 million in the six months ended December 31, 2020. This growth of Video (including CTV) revenue contributed to growth in Programmatic revenue of 30% for the year ended December 31, 2020 from the comparable as adjusted (non-IFRS) revenue basis for the year ended December 31, 2019.

Our total comprehensive income for the six months ended December 31, 2020 increased $64.1 million from the equivalent figure for the six months ended June 30, 2020 and represented a 219% year-over-year increase as compared to our total comprehensive income for the six months ended December 31, 2019. We generated $5.0 million and $6.4 million in total comprehensive income in the years ended December 31, 2020 and 2019, respectively. Our Adjusted EBITDA for the six months ended December 31, 2020 increased approximately

33 times from the equivalent figure for the six months ended June 30, 2020 and represented a 51% year-over-year increase as compared to our Adjusted EBITDA for the six months ended December 31, 2019. Additionally, we generated $60.5 million and $60.4 million in Adjusted EBITDA in the years ended December 31, 2020 and 2019, respectively, resulting in a cash position of $97.5 million as of December 31, 2020.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the Internet. We specialize in digital video advertising, which collectively comprises 68% of our revenue for the year ended December 31, 2020, across mobile video, desktop video and CTV.

We believe the key industry trends shaping the digital advertising market include:

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated the adoption of numerous traditionally offline activities to be conducted online, including telehealth, fitness classes, food delivery and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are. According to eMarketer, more than a third of the day is expected to be spent on digital media consumption by 2022. This mass of digital consumption is happening across all devices, including mobile, desktop, tablet and CTV. These trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. The transactions are executed in milliseconds and do not require the manual labor of execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, measurement as well as improved customized campaign management workflow solutions. According to eMarketer, programmatic advertising is expected to increase from $106 billion in 2019 to $147 billion by 2021, at a CAGR of 18%.

Data Driven Decision Making

As the digital media industry grows, increased consumer engagement by audiences has created vast amounts of data and behavioral insights that can be harnessed to maximize return on investment (“ROI”) for advertisers and optimize the monetization of digital inventory for publishers. These insights include industry compliant anonymized data sets relating to consumer interests, preferences and intent, as well as auction data of advertising bid requests. Technology solutions must efficiently and effectively digest, analyze and process an ever increasing amount of data seamlessly while navigating the increased requirements of regulatory challenges and audience protection.

Consumer Privacy and Regulatory Concerns

Over the last few years, there has been increased scrutiny concerning consumer data and the ways in which that data is being used in connection with ad targeting. Globally and locally, new legislation has been introduced and enforced that requires new industry rules and standards. Some of these regulations include the General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act of 2018 (“CCPA”) and the forthcoming California Privacy Rights Act (the “CPRA”), and Apple’s Identifier for Advertisers (“IDFA”). Additionally, web browsers such as Safari and Firefox have also removed third-party cookies. These rules and regulations require all constituents within digital advertising to consistently adapt and evolve.

Our Market Opportunity

We believe that we are well positioned to capture the fastest growing and next wave of digital advertising, such as Video, including CTV, which reflects 68% of our revenue for the year ended December 31, 2020.

Global digital advertising spend is forecast to be $455 billion in 2021 and is expected to grow 11.4% per year to $700 billion by 2025, according to eMarketer. As advertisers follow audiences to next-generation mediums, digital advertising channels are expected to outpace growth of total global media ad spend. The increased Internet bandwidth in developing countries is acting as an additional tailwind, and the increasing proliferation of next-generation cellular technology in developed countries is driving video viewership. We believe these trends will amplify full-screen video usage, which has long been the preferred choice of advertisers. We expect these long-term, systemic shifts will enable us to grow at a faster rate compared to the broader digital advertising market.

Global Digital Advertising Spending1

(US$ bn)

Digital Video and CTV Advertising

We are addressing the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the United States, where the majority of our revenue is generated, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of 19.6% from 2021 to 2025, reaching $27.5 billion. U.S. Video ad spend is projected to grow at a CAGR of 15.5% from 2021 to 2025, reaching

[1]	eMarketer, March 2021.

$98.5 billion. Additionally, the number of digital video viewers worldwide is expected to reach 3.47 billion people by 2024.

Linear TV budgets are also shifting towards digital video and CTV, further driving demand for these premium ad formats. These overarching market trends underpin our strategic shift to focus on these segments of digital advertising, which given the proliferation of smart TVs and the increasing number of streaming providers, will remain an exciting growth segment.

Mobile Advertising

The number of consumers with smart phones and high speed internet quality are expected to continue rising, which will make mobile advertising a prominent channel within digital. According to eMarketer, U.S. mobile ad spend is projected to grow at a CAGR of 12.4% from 2021 to 2025, reaching $208 billion.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan and execute their advertising campaigns. To better control and optimize their advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platform providers who can deliver transparency and ensure the highest level of inventory quality and control. These advertisers and agencies access our platform through Tremor Video and third-party DSPs. We believe our end-to-end technology platform and direct relationships with advertisers and agencies will lead to significant consolidation of spend onto our platform.

Demand Side Platforms (“DSP”)

Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, to execute their digital marketing campaigns across various ad formats. We offer both full-service and self-managed options through our DSP, enabling highly customized and robust campaigns. We are also integrated with the leading DSPs globally, such as The Trade Desk and Google DV360, enabling customers to execute real-time transactions with our publisher clients.

Supply Side Platforms (“SSP”)

SSPs such as ours are designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary software code and requirements for programmatic integration. Buyers and sellers come together through our marketplace to monetize, target, and purchase available digital advertising inventory. Our platform rapidly and efficiently processes significant volumes of advertising bid information, providing a seamless digital experience for our customers. Traditionally, SSPs have focused exclusively on the needs of sellers in this process and have limited their interactions with buyers to the buyer’s agent, the DSP. As buyers have sought greater control of their advertising supply chains, we have extended the capabilities of our specialized software platform over the last several years to serve the needs of advertisers and agencies.

Publishers and Content Providers

Digital publishers and app developers create websites, digital content and applications that contain content/mediums for consumption for users, along with adjacent viewable space for digital advertisements. As consumers navigate these websites and apps, individual ad impressions are presented to them across different formats/channels. These impressions are typically sold to advertisers and agencies programmatically, in real-time via a third-party technology infrastructure platform or SSP solution. Publishers and app developers rely on advertising revenue as the key driver for their businesses and depend on the capabilities of these third parties in order to achieve optimal yield for their advertising inventory. As of December 31, 2020, we served approximately 1,450 active publishers worldwide on our platform, consisting of 21,000 active sites and apps that we have direct access to publish an ad for our customers.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

Established Expertise in Video and CTV

We believe Video, including CTV and mobile video are the fastest growing segments of digital advertising, and they constitute 68% of our total revenue for the year ended December 31, 2020 (72% for the three months ended March 31, 2021) and 89% of our revenue without mobile-based performance activity for the year ended December 31, 2020 (91% for the three months ended March 31, 2021). We were one of the first movers in the digital video advertising and CTV markets, giving us early traction and recognition as a leader in the space. Our platform was intentionally built as an end-to-end video campaign delivery solution.

End-to-End Platform with Proprietary Technology

We leverage our advanced technology stack to enable advertisers and publishers to maximize their ROI, while optimizing the path between audiences and brands by leveraging our proprietary data sets. We believe we have a competitive advantage by overseeing the entire ecosystem through our proprietary data, unique demand and supply sources and access to premium vendors. As a technology first solution, we have the flexibility of an agnostic platform capable of integrating with different third-party sources to service our customers.

Scale and Reach on the Audience, Advertiser and Publisher

Our platform currently accommodates over 100 billion daily ad requests, approximately 500 terabytes of daily data, approximately 250 million daily ad impressions and more than 100 million daily unique sites or apps. This gives us scale with publishers and provides access to direct and exclusive supply of premium advertising inventory, which allows for our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform enables us to minimize the loss of scale typically seen when two independent platforms are user-syncing with each other. This helps us maintain high scalability on buying strategies leveraging audience targeting.

Robust Data Set Fully Integrated Into and Generated by Our Platform

Our proprietary DMP is a flexible platform that can be easily integrated across various campaigns and formats. Our DMP leverages first-party data and third-party partnerships to identify and reach curated audiences, benefiting both our advertising and publisher customers. Our platform provides artificial intelligence in the form of machine learning algorithms and statistical models to aggregate and analyze vast amounts of data and contextualizes it into easily usable action items, which can be used across campaigns in real-time.

Our machine learning algorithms enable us to process millions of requests per second which supports several of the optimization and prediction models in our platform including invalid traffic monitoring, viewability, queries per second, bidding and pricing models. These machine learning capabilities help our customers achieve their key performance indicators, optimize cost of media and protect against invalid traffic. Additionally, our DMP utilizes machine learning algorithms to build and expand segments in real time.

Management Team of Industry Veterans with Extensive Expertise

Our senior management has an extensive background in the advertising technology industry, which we believe gives us a competitive advantage. We have vast experience in acquiring synergistic businesses and a strong track record of integrating successful acquisitions, further driving growth and profitability.

Profitable Business Model

We have been Adjusted EBITDA and total comprehensive income profitable since 2014 and continue to improve our cost structure. As of the year ended December 31, 2020, our net profit margin was 2% and our Adjusted EBITDA margin was 29%. Our structural cost advantages enable us to continuously invest in driving innovation, while delivering both top line revenue growth and profitability.

Our Growth Strategy

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

Focus on Core Areas of Growth in Video and CTV

CTV is the fastest growth format within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of 19.6% from 2021 to 2025, and Video is expected to grow at a CAGR of 15.5%, reaching $98.5 billion by 2025. Digital video (including CTV) comprises 79% of our revenue without mobile-based performance activity for the year ended December 31, 2020, and has been a core focus for us since inception. We plan to leverage our existing expertise in Video (including CTV) to increase our market share and introduce new technologies and solutions.

Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, audience targeting, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities.

We are providing customers with creative alternatives to plan and execute their campaigns giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem.

There is market movement away from cookie-based tracking which has created an increase in demand for alternate solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as the industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions.

Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and brands and publishers continue to focus on Video (including CTV), we are strongly positioned to increase our customer base and generate additional revenue from existing customers.

Expand Our International Footprint and United States Market Share

We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services.

Continue to Bolster our Data Capabilities

We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/inventory. Our DMP solution was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary DMP solution, we are able to provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI to our advertisers and optimal yield on digital inventory to our publishers.

Leverage our Industry Expertise and Target Select Acquisitions

We have been successful in past acquisitions and may direct our industry experience and focus to identify future complementary acquisitions to further broaden our scale and technology solutions. To the extent we identify attractive acquisition opportunities, we have the experience, leadership and track record to successfully execute strategic transactions and integrate acquired businesses into our platform.

Our Platform

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers are able to purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drives strong returns for investments in digital ad real estate.

Our platform handles over 100 billion daily ad requests, approximately 500 terabytes of daily data and approximately 250 million daily ad impressions. Each transaction is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages thousands of private servers and infrastructure in three strategically located data centers located in the United States, Europe and Asia Pacific.

Key Components of our platform include:

•	Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer a full-service option to agencies in addition to our self-service DSP solution. Our DSP solution provides access to wide reaching and high quality inventory, audience targeting and advanced reporting to optimize advertising campaigns, improve ROI and gain deep insights and analytics into brand engagement.

•

Data Management Platform – We offer a fully integrated DMP solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our DMP enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our DMP provides insights and recommendations pertaining to geographic, behavioral and demographic data, among others in one unified solution. We believe an integrated DMP is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across a number of different channels.

•

Supply Side Platform – We offer a self-service SSP solution for digital publishers to sell their online ad placements via a real-time bidding auction across all screens including mobile, CTVs, streaming devices and desktops. Our SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization.

•

Analytics/Artificial Intelligence – We collect, synthesize and analyze the data sets across our platform through extensive artificial intelligence technologies and advanced machine learning capabilities. These recommendations ultimately provide key insights into valuable ad impressions and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers.

RISK FACTORS

Investing in our ADSs involves substantial risks, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ADSs. If any of these risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ADSs would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•

our success and revenue growth is dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers;

•	our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies and advertisers;

•	our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers;

•

we may not attract and retain advertisers and publishers if we may fail to make the right investment decisions in our platform, or innovate and develop new solutions that are adopted by advertisers and publishers;

•	significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns;

•

our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform;

•

if the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished;

•	our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation;

•	we must grow rapidly to remain a market leader and to accomplish our strategic objective;

•	the market for programmatic buying for advertising campaigns is relatively new and evolving;

•

if we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims;

•	the rejection of digital advertising by consumers through opt-in, opt-out or ad-blocking technologies or other means could limit the effectiveness of our platform;

•	our ability to process inventory is dependent on our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services;

•	we may face potential liability and harm to our business based on the human factor of inputting information into our platform; and

•	failure to protect our intellectual property rights could impact the success of our business.

Corporate Information

We were incorporated as Marimedia Ltd. in 2007 in Israel under the Israeli Companies Law, 5759-1999 (the “Companies Law”). We changed our name to Taptica International Ltd. in September 2015 and then to Tremor International Ltd. in June 2019. Our principal executive offices are located at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel. Our website address is www.tremorinternational.com, and our telephone number is +972-3-545-3900. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:

•

the ability to include only two years of audited financial statements and selected financial data and only two years of related disclosure in the registration statement on Form F-1 of which this prospectus is a part;

•	reduced executive compensation disclosure; and

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the emerging growth company’s internal control over financial reporting.

We may choose to take advantage of some but not all of these reduced reporting burdens.

We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual revenue of at least $1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

•

the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the                  rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the U.S. Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

THE OFFERING

ADSs offered by us	ADSs, each representing ordinary shares.

Option to purchase additional ADSs	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to additional ADSs.

Ordinary shares to be outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise in full their option to purchase additional ADSs from us).

American Depositary Shares	Each ADS represents ordinary shares, par value NIS 0.01 per ordinary share.

As an ADS holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the ordinary shares underlying your ADSs among us, the depositary and all holders and beneficial owners of ADSs thereunder. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to the limitations set forth, in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we and the depositary may amend or terminate the deposit agreement without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary	Citibank, N.A.

Custodian	Citibank, N.A. (London)

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $                million (or $                 million if the underwriters exercise in full their option to purchase additional ADSs from us), assuming an initial public offering price of $                per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £                on                 , 2021 (based on an assumed exchange rate of £1.00 to $1.        ), after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to obtain additional working capital, to create a public market for our ADSs and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including for possible acquisitions. See “Use of Proceeds.”

Dividend policy

Our board of directors has sole discretion whether to pay dividends. Although we have paid dividends and conducted share buybacks in the past, we do not anticipate paying any dividends in the foreseeable future. See “Dividend Policy.”

Risk factors

Investing in our ADSs involves a high degree or risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Listing	We intend to apply to list our ADSs on Nasdaq under the symbol “TRMR.” Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “TRMR.”

The number of our ordinary shares to be outstanding immediately after this offering is based on                  ordinary shares outstanding as of             , 2021 and excludes:

•

                ordinary shares issuable upon (i) the exercise of options outstanding under our equity incentive plans as of             , 2021 at a weighted average exercise price of $                per ordinary share and (ii) the vesting of restricted share units (“RSUs”) outstanding under our equity incentive plans as of,              2021; and

•	ordinary shares reserved for future issuance under our equity incentive plans as described in “Management—Equity Incentive Plans.”

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase up to additional ADSs;

•	no exercise of the outstanding options described above after , 2021;

•	no vesting of the outstanding RSUs described above after , 2021; and

•	an initial public offering price of $ per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £ on , 2021 (based on an assumed exchange rate of £1.00 to $1. ).

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial data for the years ended December 31, 2020 and 2019 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical financial information as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 presented below has been derived from our unaudited condensed consolidated interim financial statements, prepared in accordance with IAS 34 and included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operation and Other Comprehensive Income

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
(in thousands, other than per share amounts)			(unaudited)
Revenues(1)	$325,760	$211,920	$38,611	$71,009
Cost of revenues (exclusive of depreciation and amortization shown separately below)(1)	187,246	59,807	13,258	17,692
Research and development expenses	16,168	13,260	3,521	3,403
Selling and marketing expenses	52,351	68,765	18,169	18,050
General and administrative expenses	34,433	29,678	9,933	6,806
Depreciation and amortization	32,359	45,187	11,460	9,883
Other expenses (income), net	(700)	1,248	—	—

Operating profit (loss)	3,903	(6,025)	(17,730)	15,175
Financing income	(773)	(445)	(1,104)	(86)
Financing expenses	1,088	1,862	216	798

Financing expenses (income), net	315	1,417	(888)	712

Profit (loss) before taxes on income	3,588	(7,442)	(16,842)	14,463
Tax benefit	2,636	9,581	2,583	(1,589)

Profit (loss) for the period	6,224	2,139	(14,259)	12,874
Foreign currency translation differences for foreign operation	139	2,836	(2,633)	(836)

Total comprehensive income (loss) for the period	$6,363	$4,975	$(16,892)	$12,038

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
(in thousands, other than per share amounts)
Earnings (Loss) per share
Basic earnings (loss) per share	0.056	0.016	(0.107)	0.096
Diluted earnings (loss) per share	0.054	0.015	(0.107)	0.091

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Pro-forma Earning (loss) per share

Year Ended December 31,
(in thousands, other than per share amounts)	2020
Profit for the year	$2,139
Special bonus upon completion of this offering to CEO, CFO and COO (1)	$(1,349)

Profit for the year after special bonus	$790
Weighted average number of ordinary shares used to calculate basic earning per share as of December 31, 2020	133,991,210
Pro-forma basic earnings per share	0.006
Weighted average number of ordinary shares used to calculate basic earning per share as of December 31, 2020	133,991,210
Effect of share options on issue	4,714,985

Weighted average number of ordinary shares used to calculate diluted earning per share as of December 31, 2020	138,706,195
Pro-forma diluted earnings per share	0.006

(1)	For further information regarding the special bonus to be paid upon the completion of this offering, please see “Management—Aggregate Compensation of Office Holders—Executive Officers”.

Consolidated Statement of Financial Position Data

	As of March 31, 2021
	Actual	Adjusted(1)
(in thousands)	(unaudited)
Cash and cash equivalents	$103,486	$
Total assets	534,543
Total liabilities	194,479
Total equity	340,064

(1) As

Adjusted to give effect to the sale by us of             ordinary shares at a public offering price of $             per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                 , 2021 (based on an assumed exchange rate of £1.00 to $1.             ), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Other Financial Data

	Year Ended December 31,		Three Months Ended March 31,
	2019(1)	2020	2020	2021
IFRS measures
Revenue (in thousands)	$325,760	$211,920	$38,611	$71,009
Gross profit (in thousands)(4)	$121,769	$132,517	$20,346	$49,130
Total comprehensive income (loss) (in thousands)	$6,363	$4,975	$(16,892)	$12,038
Net profit margin(2)	2%	2%	(44)%	17%
Non-IFRS measures
As adjusted (non-IFRS) revenue (in thousands)(3)	$208,459	—	—	—
Contribution ex-TAC (in thousands)(4)	$164,038	$184,282	$32,112	$62,988
Adjusted EBITDA(5) (in thousands)	$60,411	$60,513	$547	$27,519
Adjusted EBITDA margin(6)	19%	29%	1%	39%

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

(2)	If revenue for 2019 had been presented on using as adjusted (non-IFRS) revenue to facilitate comparability, net profit margin for the year ended December 31, 2019 would be 3%.
(3)

For the year ended December 31, 2019, our audited revenue consists of (i) Programmatic revenue that is recognized on a gross basis (which includes the Programmatic media cost (as defined below)) and (ii) Performance revenue that is recognized on a gross basis (which includes the Performance media cost (as defined below)). For the year ended December 31, 2020, our audited revenue consists of (i) Programmatic revenue that is recognized on a net basis (which excludes the Programmatic media cost) and (ii) Performance revenue that is recognized on a gross basis. For information regarding the revenue recognition presentation change of our Programmatic revenue, see “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition”. We present as adjusted (non-IFRS) revenue to facilitate comparability solely for the year ended December 31, 2019, which excludes programmatic media cost.

(4)

Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance.

Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus both the Programmatic media cost and the Performance media cost (collectively, “traffic acquisition costs” or “TAC”), since we arrange for the transfer of such costs from the supplier to the customer through the use of our platform and do not control such features prior to transfer to the customer. Contribution ex-TAC is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Contribution ex-TAC or similar measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Contribution ex-TAC is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
Revenues	$325,760	$211,920	$38,611	$71,009
Cost of revenues (exclusive of depreciation and amortization)	(187,246)	(59,807)	(13,258)	(17,692)
Depreciation and amortization attributable to Cost of Revenues	(16,745)	(19,596)	(5,007)	(4,187)
Gross profit (IFRS)	121,769	132,517	20,346	49,130
Depreciation and amortization attributable to Cost of Revenues	16,745	19,596	5,007	4,187
Cost of revenues (exclusive of depreciation and amortization)	187,246	59,807	13,258	17,692
Programmatic media costs(a)	(117,301)	—	—	—
Performance media cost(b)	(44,421)	(27,638)	(6,499)	(8,021)

Contribution ex-TAC (Non-IFRS)	$164,038	$184,282	$32,112	$62,988

(a)	Represents the costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution (“Programmatic media cost”).
(b)	Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance activities (“Performance media cost”).

(5)

Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA should not be considered as an alternative to total comprehensive income for the period as a measure of financial performance.

Adjusted EBITDA is defined as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring and acquisition-related costs and other expenses (income), net. Adjusted EBITDA is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

Adjusted EBITDA is not an IFRS measure of our financial performance or liquidity and should not be considered as an alternative to total comprehensive income for the period as a measure of financial performance, as an alternative to cash flows from operations as a measure of liquidity, or as an alternative to any other performance measure derived in accordance with IFRS. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our IFRS results in addition to using Adjusted EBITDA as a supplemental measure. Our measure of Adjusted EBITDA is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income (loss) for the period:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
(in thousands)
Total comprehensive income (loss) for the period	$6,363	$4,975	$(16,892)	$12,038
Foreign currency translation differences for foreign operation	(139)	(2,836)	2,633	836
Taxes on income	(2,636)	(9,581)	(2,583)	1,589
Financial expense (income), net	315	1,417	(888)	712
Depreciation and amortization	32,359	45,187	11,460	9,883
Stock-based compensation	15,809	14,490	5,228	2,341
Other expenses	—	1,700	—	—
Restructuring	5,500	4,637	1,081	120
Acquisition-related cost	2,840	524	508	—

Adjusted EBITDA	$60,411	$60,513	$547	$27,519

(6)

Adjusted EBITDA Margin means Adjusted EBITDA calculated as a percentage of revenue. If Adjusted EBITDA margin for 2019 had been presented using as adjusted (non-IFRS) revenue to facilitate comparability, Adjusted EBITDA margin for the year ended December 31, 2019 would be 29%.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

Our success and revenue growth is dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers.

Our success is dependent on regularly adding new advertisers and publishers and increasing their usage of our platform. Our contracts and relationships with advertisers and publishers generally do not include long-term or exclusive obligations requiring them to use our platform or maintain or increase their use of our platform. Advertisers and publishers typically have relationships with numerous providers and can use both our platform and those of our competitors without incurring significant costs or disruption. They may also choose to decrease their overall advertising spend for any reason, including if they do not believe they are receiving a sufficient return. Accordingly, we must continually work to add new advertisers and publishers to our customer base, retain our existing advertisers and publishers, increase their usage of our platform and capture a larger share of their advertising spend.

We may not be successful at educating and training advertisers and publishers, especially new ones, on how to use our platform in order for them to most benefit from our platform and increase their usage. If these efforts are unsuccessful or advertisers or publishers decide not to maintain or increase their usage of our platform for any other reason, or if we fail to attract new advertisers or publishers, our revenue could fail to grow or may decline, which would materially and adversely harm our business, operating results and financial condition.

Our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies and advertisers.

Our business depends on our ability to maintain and expand our access to advertising spend from advertisers through DSPs, as well as agencies and direct advertisers (that execute their purchases through DSPs), to purchase impressions from our publishers. A limited number of large advertising customers account for a significant portion of our revenue, and in particular one DSP customer, which accounted for approximately 10% of our revenue for the year ended December 31, 2020. Our agreements with most DSPs automatically renew each year for successive one-year terms. However either party may generally terminate for convenience upon providing 30 day prior written notice. We expect to depend upon these few DSPs for a large percentage of impressions purchased for the foreseeable future. Any disruptions in our relationships with DSPs, agencies or advertisers could harm our business, results of operations and financial condition. To support our continued growth, we will seek to expand upon current levels of utilization with these DSPs, agencies and advertisers.

In general, we have no minimum commitments from advertisers, agencies or DSPs to spend on our platform, so the amount of demand available to us can change at any time, and we cannot assure you that we will have access to a consistent volume or quality of advertising spend or demand. If an advertiser or DSP representing a significant portion of the demand in our platform decides to materially reduce use of our services, it could cause an immediate and significant decline in our revenue and profitability and adversely affect our business, results of operations and financial condition.

Our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers.

Our business depends on our access to valuable advertising inventory. We depend upon publishers, including channel partners, which aggregate large numbers of smaller publishers, to provide advertising inventory which we can offer to prospective advertisers. A relatively small number of publishers have historically accounted for a significant portion of the advertising inventory sold on our platform, as well as a significant portion of our revenue, including a relatively small number of channel partners. To support our continued growth, we will seek to add additional publishers to our platform and to expand current utilization with our existing publishers.

In general, our relationships with publishers do not contain minimum commitments, so the amount, quality and cost of inventory available on our platform can change at any time, and we cannot assure you that we will have access to a consistent volume or quality of inventory at a reasonable cost, or at all. Any disruptions in our relationships with publishers or our largest channel partners could adversely affect our business, results of operations and financial condition. If we cannot retain or add individual publishers with valuable inventory, or if such publishers decide not to make their valuable inventory available on our platform, then our advertisers may be less inclined to use our platform, which could adversely affect our business, results of operations and financial condition.

If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition.

We face intense competition in the marketplace and are confronted by rapidly changing technology, evolving industry standards, consumer preferences, regulatory changes and the frequent introduction of new solutions by our competitors to which we must adapt and address. We need to continuously update our platform and the technology in which we invest and develop, including our machine learning and other proprietary algorithms, in order to attract publishers and advertisers and stay ahead of changes in technology, evolving industry standards and regulatory requirements. Our platform is complex and new solutions can require a significant investment of time and resources to develop, test, introduce and enhance. These activities can take longer than we expect and we may not make the right decisions regarding our pursuit of these investments. New formats and channels, such as mobile header bidding and CTV, present unique challenges and our success in new formats and channels depends upon our ability to integrate them with our platform. If our mobile and video solutions or our CTV solutions are not widely adopted by advertisers and publishers, we may not retain advertisers and publishers. In addition, new demands from advertisers or publishers, superior offerings by competitors, changes in technology, or new industry standards or regulatory requirements could render our platform or our existing solutions less effective and require us to make unanticipated changes to our platform or business model. Furthermore, our focus on our end-to-end platform may decrease our responsiveness and agility to respond to changes or innovations specific to either our DSP or SSP solutions. Our failure to adapt to a rapidly changing market, anticipate changing demand, or attract and retain advertisers or publishers would cause our revenue or revenue growth rate to decline and adversely affect our business, results of operations and financial condition.

Significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns.

Our ability to deliver targeted advertising campaigns depends on our ability to acquire effective data sets, which we do through a combination of proprietary data sets as well as data sets that we purchase from third parties. If any third-party data providers decide not to make data sets available to us, decide to increase their price or place significant restrictions on the use of their data, we may not be able to replace this with our own proprietary data sets or those of other third-party providers that satisfy our requirements in a timely and cost-

effective manner. In addition, some data set providers in the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of data and give them a competitive advantage. Any limitations on access to these third-party data sets could impair our ability to deliver effective solutions, which could adversely affect our business, results of operations and financial condition.

Our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform and cause us to lose publishers, advertisers and revenue. Consumer tools, regulatory restrictions and technological limitations all threaten our ability to use and disclose data.

As we process transactions through our platform, we collect large amounts of data about advertisements and where they are placed, such as consumer, advertiser and publisher preferences for media and advertising content. We also collect data on ad specifications such as ad placement, size and format, ad pricing and auction activity such as price floors, bid response behavior and clearing prices. Further, we collect certain data from consumers that, while not identifying the individual, does include browser, device location and characteristics, online browsing behavior, exposure to and interaction with advertisements, and inferential data about purchase intentions and preferences. We collect this data through various means, including from our own systems, pixels that publishers allow us to place on their websites to track consumer visits, software development kits installed in mobile applications, cookies and other tracking technologies. Our publishers, advertisers and data providers may also choose to provide us with their proprietary data about consumers.

We aggregate this data and analyze it in order to enhance our services, including the pricing, placement and delivery of advertisements. As part of our real-time analytics service offering we also share the data, or analyses based on such data, with our publishers and advertisers. Our ability to collect, use and share data about advertising transactions and consumer behavior is critical to the value of our services. There are many technical challenges relating to our ability to collect, aggregate, use and store the data, and we cannot assure you that we will be able to do so effectively. Evolving regulatory standards could place restrictions on the collection, aggregation, use and storage of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. Consumers can, with increasing ease, implement practices or technologies that may limit our ability to collect and use data to deliver advertisements, or otherwise inhibit the effectiveness of our platform, including opt out capabilities offered by various mobile, CTV manufacturer and web browsers, as well as data deletion request mechanisms offered by us to consumers, following IDEA and GDPR protocols. Although our publishers and advertisers generally permit us to aggregate and use data from advertising placements, subject to certain restrictions, existing or future publishers or advertisers might decide to restrict our collection or use of their data. Any limitations could impair our ability to deliver effective solutions, which could adversely affect our business, results of operations and financial condition.

If the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished and our business, results of operations and financial condition could be adversely affected.

We use “cookies,” or small text files placed on consumer devices when an Internet browser is used, as well as mobile device identifiers and CTV data collection devices, to gather data that enables our platform to be more effective. Our cookies, mobile device IDs and CTV data collection devices do not identify consumers directly but rather record information, such as when a consumer views or clicks on an advertisement, when a consumer uses a mobile app, the consumer’s location and browser or other device information. Publishers and partners may also choose to share their information about consumers’ interests or give us permission to use their cookies and mobile device IDs. We use data from cookies, mobile device IDs, CTV data collection devices and other tracking technologies to help advertisers decide whether to bid on, and how to price, an ad impression in a certain location, at a given time, for a particular consumer. Without cookies, mobile device IDs, CTV data collection devices and other tracking technology data, transactions processed through our platform would be executed with less insight into consumer activity, reducing the precision of advertisers’ decisions about which impressions to purchase for an advertising campaign and limiting our reporting capabilities. This could make placement of advertising through our platform less valuable and harm our revenue. If our ability to use cookies, mobile device IDs, CTV data collection devices or other tracking technologies is limited, we may be required to develop or obtain additional applications and technologies to compensate for the lack of cookies, mobile device IDs, CTV data collection devices and other tracking technology data, which could be time consuming or costly to develop, less effective and subject to additional regulation.

Our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation and negatively impact our business, operating results and financial condition.

We do not provide or control the content of advertisements or that of the digital media providing inventory. Advertisers provide the advertising content and publishers provide the inventory content. Both advertisers and publishers are concerned about being associated with content they consider inappropriate, competitive or inconsistent with their brands, or illegal, and they are hesitant to spend money or make inventory available without guaranteed brand and content security. Consequently, our reputation depends, in part, on providing services that our advertisers and publishers trust and we have contractual obligations to meet certain content and inventory standards. We use commercially reasonable efforts to contractually prohibit the misuse of our platform by agencies (and their marketer customers) and publishers; however we are not always successful in achieving a fulsome level of protection. Despite such efforts, advertisers may inadvertently purchase inventory that proves to be unacceptable for their campaigns, in which case we may not be able to collect revenue or recoup the amounts paid to publishers. Furthermore, the standards by which an advertiser or a publisher may consider an advertising placement or inventory content offensive or inappropriate are constantly changing and our contractual agreements are not always able to anticipate fully the preferences of our advertisers and publishers. Our advertisers could intentionally run campaigns that do not meet the standards of our publishers or attempt to use illegal or unethical targeting practices or seek to display advertising in jurisdictions that do not permit such advertising or in which the regulatory environment is uncertain, in which case our supply of ad inventory from such suppliers could be jeopardized.

We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline.

The advertising technology market is dynamic, and our success depends upon the continued adoption of programmatic advertising and our ability to develop innovative new technologies and solutions for the evolving needs of advertisers and digital media property owners. We need to grow significantly to develop the market reach and scale necessary to compete effectively with large competitors. This growth depends to a significant degree upon the quality of our strategic vision and planning. The advertising market is evolving rapidly, and if we make strategic errors, there is a significant risk that we will lose our competitive position and be unable to recover and achieve our objectives. Our ability to grow requires access to, and prudent deployment of, capital for hiring, expansion of physical infrastructure to run our platform, acquisition of companies or technologies, and development and integration of supporting sales, marketing, finance, administrative and managerial infrastructure. Further, the growth we are pursuing may strain our resources. If we are not able to innovate and grow successfully, the value of our business may be adversely affected.

The market for programmatic buying for advertising campaigns is relatively new and evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected.

We derive revenue from the programmatic advertising on our end-to-end platform. We expect that programmatic advertising will continue to be our primary source of revenue for the foreseeable future and that our revenue growth will largely depend on increasing our customers’ usage of our platform. While the market for programmatic advertising for desktop and mobile is relatively established, the market in other channels is still emerging, and our current and potential customers may not shift quickly enough to programmatic advertising from other buying methods, which would reduce our growth potential. If the market for programmatic advertising deteriorates or develops more slowly than we expect, it could reduce demand for our platform and our business, growth prospects and financial condition could be adversely affected.

If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims that could adversely affect our business, results of operations and financial condition.

We may be subject to fraudulent or malicious activities undertaken by persons seeking to use our platform for improper purposes. For example, someone may attempt to divert or artificially inflate advertiser purchases through our platform, or to disrupt or divert the operation of the systems and devices of our publishers, and their consumers in order to misappropriate information, generate fraudulent billings or stage cyberattacks, or for other illicit purposes. We use our proprietary technology and third-party services to, and we participate in industry co-ops that work to, detect malware and other content issues as well as click fraud (whether by humans or software known as “bots”) and to block fraudulent inventory. Preventing and combating fraud is an industry-wide issue that requires constant vigilance, as well as a balancing of cost effectiveness and risk, and we cannot guarantee that we will be successful in our efforts to combat fraud. We may provide access to inventory that is objectionable to our advertisers or we may serve advertising that contains malware or objectionable content to our publishers, which could harm our and our advertisers’ and publishers’ reputation, causing them to scale-back or terminate their relationship with us, or otherwise negatively impact our business, operating results and financial condition.

If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.

Consumers can, with increasing ease, implement technologies that limit our ability to collect and use data to deliver advertisements, or otherwise limit the effectiveness of our platform. Cookies may be deleted or blocked by consumers. The most commonly used Internet browsers allow consumers to modify their browser settings to block first-party cookies (placed directly by the publisher or website owner that the consumer intends to interact with) or third-party cookies (placed by parties, like us, that have no direct relationship with the consumer), and some browsers block third-party cookies by default. For example, Apple recently moved to “opt-in” privacy models, requiring consumers to voluntarily choose to receive targeted ads, which may reduce the value of inventory on its iOS mobile application platform. Many applications and other devices allow consumers to avoid receiving advertisements by paying for subscriptions or other downloads. Mobile devices using Android and iOS operating systems limit the ability of cookies to track consumers while they are using applications other than their web browser on the device. As a consequence, fewer of our cookies or publishers’ cookies may be set in browsers or be accessible in mobile devices, which could adversely affect our business.

Some consumers also download free or paid “ad blocking” software on their computers or mobile devices, not only for privacy reasons but also to counteract the adverse effect advertisements can have on the consumer experience, including increased load times, data consumption and screen overcrowding. If more consumers adopt these measures, our business, results of operations and financial condition could be adversely affected. Ad-blocking technologies could have an adverse effect on our business, results of operations and financial condition if they reduce the volume or effectiveness and value of advertising. In addition, some ad blocking technologies only block ads that are targeted through use of third-party data, while allowing ads based on first-party data (i.e., data owned by the publisher). These ad blockers could place us at a disadvantage because we rely heavily on third-party data, while some large competitors have troves of first-party data they use to direct advertising. Other technologies allow ads that are deemed “acceptable,” which could be defined in ways that place us or our publishers at a disadvantage, particularly if such technologies are controlled or influenced by our competitors. Even if ad blockers do not ultimately have an adverse effect on our business, investor concerns about ad blockers could cause our stock price to decline.

We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process inventory and we may lose revenue.

Our business depends on processing inventory in milliseconds, and we must handle an increasingly large volume of such transactions. The addition of new solutions, such as header bidding in mobile and CTV formats, support of evolving advertising formats, handling and use of increasing amounts of data, and overall growth in impressions place growing demands upon our platform infrastructure. If we are unable to grow our platform to support substantial increases in the number of transactions and in the amount of data we process, on a high-performance, cost-effective basis, our business, results of operations and financial condition could be adversely affected.

Disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business.

A significant portion of our business relies upon hardware and services that are hosted, managed and controlled by third-party co-location providers for our data centers, and we are dependent on these third-parties to provide continuous power, cooling, Internet connectivity and physical and technological security for our servers. In the event that these third-party providers experience any interruption in operations or cease business for any reason, or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume some hosting responsibilities ourselves. Even a disruption as brief as a few minutes could have a negative impact on marketplace activities and could result in a loss of revenue. These facilities may be located in areas prone to natural disasters and may experience catastrophic events such as earthquakes, fires, floods, power loss, telecommunications failures, public health crises and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, cyber-attacks and similar misconduct. Although we have made certain disaster recovery and business continuity arrangements, such events could cause damage to, or failure of, our systems generally, or those of the third-party cloud computing and hosting providers, which could result in disruptions to our service.

We face potential liability and harm to our business based on the human factor of inputting information into our platform.

We or our customers set up campaigns on our platform using a number of available variables. While our platform includes several checks and balances, it is possible for human error to result in significant over-spending. We offer a number of protections such as daily or overall spending caps, but despite these protections, the ability for overspend exists. For example, campaigns which last for a period of time can be set to pace evenly or as quickly as possible. If a customer with a high credit limit enters an incorrect daily cap with a campaign set to a rapid pace, it is possible for a campaign to accidently go significantly over budget. While our customer contracts state that customers are responsible for media purchased through our platform, we are ultimately responsible for paying the inventory providers and we may be unable to collect when such issues occur.

Any failure to protect our intellectual property rights could negatively impact our business.

We regard the protection of our intellectual property, which includes trade secrets, copyrights, trademarks and domain names, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We generally enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, we may not be successful in executing these agreements with every party who has access to our confidential information or contributes to the development of our intellectual property. Those agreements that we do execute may be breached, and we may not have adequate remedies for any such breach. These contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our intellectual property, or deter independent development of similar intellectual property by others. Breaches of the security of our solutions, databases or other resources could expose us to a risk of loss or unauthorized disclosure of information collected, stored or transmitted for or on behalf of advertisers or publishers, or of cookies, data stored in cookies, other user information or other proprietary or confidential information.

We register certain domain names, trademarks and service marks in the United States and in certain locations outside the United States. We also rely upon common law protection for certain marks, such as “Tremor Video.” Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our competitors and others could attempt to capitalize on our brand recognition by using domain names or business names similar to ours. Domain names and trademarks similar to ours have been registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring or using domain names and other trademarks that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Effective trade secret, copyright, trademark, domain name and patent protection are expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our intellectual property through additional filings that could be expensive and time-consuming.

Risks Relating to the Market in Which We Operate

If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect, our business, operating results and financial condition could be harmed.

We depend on data sets and various technology, software, products and services from third parties or available as open source, including for critical features and functionality of our platform to deliver targeted advertising campaigns. Our ability to obtain necessary data licenses on commercially reasonable terms is critical to the success of our platform and we could suffer material adverse consequences if we are unable to obtain data through our integrations with data suppliers or if the cost of obtaining such data materially increases. Identifying, negotiating, complying with and integrating with third-party terms and technology are complex, costly and time-consuming matters. Further, in the course of negotiations with third-party providers, we may be required to provide material upfront minimum purchase commitments in order to secure favorable contractual terms. Failure by third-party providers to acquire relevant data sets, or to maintain, support or secure their technology either generally or for our accounts specifically, or downtime, errors or defects in their products or services, could materially and adversely impact our platform, our administrative obligations or other areas of our business. Furthermore, changes in the costs of third-party services may result in us having to replace any third-party providers or their data sets, technology, products or services and could result in outages or difficulties in our ability to provide our services.

Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition.

Our business depends on the overall demand for advertising and on the economic health of our current and prospective advertisers. Recently, the economic health of advertisers has been impacted by the COVID-19 pandemic and the resulting economic uncertainty in the United States and global economy beginning in the second quarter of 2020, and as a result advertising demand on our platform decreased in the first half of 2020, with recovery in the second half of 2020, although some verticals have still not recovered. Many marketing budgets, particularly those in travel, retail and hospitality, decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity and other COVID-19 related impacts which have, and may continue to have, a negative impact on our revenue and results of operations. Various macroeconomic factors could cause advertisers to reduce their advertising budgets, and may include the following:

•	adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America where we do most of our business;

•	changes in the pricing policies of publishers and competitors;

•	instability in political or market conditions generally;

•	any changes in tax treatment of advertising expenses and the deductibility thereof;

•	the seasonal nature of advertising spend on digital advertising campaigns; and

•	changes and uncertainty in the regulatory and business environment (for example, when Apple or Google change policies for their browsers and operating systems).

Reductions in overall advertising spending as a result of these factors could make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.

The extent to which the ongoing COVID-19 pandemic, including the resulting global economic uncertainty, and measures taken in response to the pandemic, could adversely affect our business, results of operations and financial condition will depend on future developments, which are highly uncertain and difficult to predict.

Our business and operations have been and could in the future be adversely affected by health epidemics, such as the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including in the regions in which we and our customers operate, and are significantly impacting economic activity and financial markets. Many marketers, particularly those in the travel, retail and hospitality industries, have decreased or paused their advertising spending as a response to the economic uncertainty, decline in business activity, and other COVID-19-related impacts, which has negatively impacted, and may continue to negatively impact, our revenue and results of operations, the extent and duration of which we may not be able to accurately predict. The spread of an infectious disease may also result in, and, in the case of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, disruptions to service providers’ ability to deliver data on a timely basis, or at all, and overall economic instability.

A recession, depression or other sustained adverse market events resulting from the spread of COVID-19 could materially and adversely affect our business and that of our customers or potential customers. Our customers’ and potential customers’ businesses or cash flows have been and may continue to be negatively impacted by the COVID-19 pandemic, which has led and may continue to lead them to reduce their advertising spending and delay their advertising initiatives or technology spending, or attempt to renegotiate contracts and obtain concessions, which may materially and negatively impact our business, operating results and financial condition. Advertisers may also seek adjustments to their payment terms, delay making payments or default on their payables, any of which may impact the timely receipt and/or collectability of our receivables. Typically, we are contractually required to pay advertising inventory and data suppliers within a negotiated period of time, regardless of whether our customers pay us on time, or at all, and we may not be able to renegotiate better terms. As a result, our financial condition and results of operations may be adversely impacted if the business or financial condition of advertisers and marketers is negatively affected by the pandemic.

Our operations are subject to a range of external factors related to the COVID-19 pandemic that are not within our control. We have taken precautionary measures intended to minimize the risk of the spread of the virus to our employees and the communities in which we operate. A wide range of governmental restrictions has also been imposed on our employees’ physical movement to limit the spread of COVID-19. There can be no assurance that precautionary measures, whether adopted by us or imposed by others, will be effective, and such measures could negatively affect our sales, marketing, and customer service efforts, delay and lengthen our sales cycles, decrease our employees’ productivity, or create operational or other challenges, any of which could harm our business, operating results and financial condition.

The economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. Our business depends on the overall demand for advertising and on the economic health of advertisers and publishers that benefit from our platform. Economic downturns or unstable market conditions may cause advertisers to decrease their advertising budgets, which could reduce usage of our platform and adversely affect our business, operating results and financial condition. We have committed, and we plan to continue to commit, resources to grow our business, including to expand our employee base and develop our platform, and such investments may not yield anticipated returns, particularly if global business activity continues to be impacted by the COVID-19 pandemic. The duration and extent of the impact from the COVID-19 pandemic depend on future developments that cannot be accurately predicted at this time, and if we are not able to respond to and manage the impact of such events effectively, our business may be harmed. Such future developments may include, among others, the duration and spread of the outbreak, new information that may emerge concerning the severity of COVID-19 and government actions to contain COVID-19 or treat its impact, the level of relief efforts designed to help businesses and consumers, including any declines in such levels, the impact on advertisers and our sales cycles, the impact on advertiser, industry or employee events and the effect on publishers.

Our results may also fluctuate unpredictably as and to the extent there is a recovery from the pandemic and a return to non-pandemic business conditions. We cannot predict the impact of a post-pandemic recovery on the economy, advertisers or consumer media consumption patterns or the degree to which certain trends, such as the growth in demand for CTV, will continue.

Any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels, could adversely affect our business, results of operations and financial condition.

The future growth of our business could be constrained by the level of acceptance and expansion of emerging channels, as well as the continued use and growth of existing channels in which our capabilities are more established. Our revenue growth may depend on our ability to expand within mobile and, in particular, CTV, and we have been, and are continuing to, enhance such channels. We may not be able to accurately predict changes in overall advertiser demand for the channels in which we operate and cannot assure you that our investment in formats will correspond to any such trends. For example, we cannot predict whether the growth in demand for our CTV offering will continue. Any decrease in the use of existing channels, whether due to advertisers or publishers losing confidence in the value or effectiveness of such channels, regulatory restrictions or other causes, or any inability to further penetrate CTV or enter new and emerging advertising channels, could adversely affect our business, results of operations, and financial condition.

If CTV develops in ways that prevent advertisements from being delivered to consumers, our business, results of operations and financial condition may be adversely affected.

As online video advertising has continued to scale and evolve, the amount of online video advertising being bought and sold programmatically has increased dramatically; this market continues to grow with the increased popularity of CTV media. However, despite the opportunities created by programmatic advertising, programmatic solutions for CTV publishers are still nascent compared to desktop search and mobile video solutions. Many CTV publishers have backgrounds in cable or broadcast television and have limited experience with digital advertising, and in particular programmatic advertising. For these publishers, it is extremely important to protect the quality of the viewer experience to maintain brand goodwill and ensure that online advertising efforts do not create sales channel conflicts or otherwise detract from their direct sales force. In this regard, programmatic advertising presents a number of potential challenges, including the ability to ensure that ads are brand safe, comply with business rules around competitive separation, are not overly repetitive, are played at the appropriate volume and do not cause delays in load-time of content. We believe that our platform is well-positioned to allow publishers the opportunity to achieve these goals and also reliably achieve “ad potting,” or the placement of the desired number of advertisements in commercial breaks. In fact, we have invested significant time and resources cultivating relationships with CTV publishers to establish best practices and teach them about the benefits of programmatic CTV. While we believe that programmatic advertising will continue to grow as a percentage of overall CTV advertising, there can be no assurance as to the rate at which CTV publishers will adopt programmatic solutions such as ours, if at all, which could adversely affect our business, results of operations and financial condition.

The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors.

We operate in a highly competitive and rapidly changing industry. We expect competition to persist and intensify in the future, which could harm our ability to increase revenue and our market share and maintain profitability. New technologies and methods of buying advertising present a dynamic competitive challenge, as market participants develop and offer new products and services, such as analytics, automated media buying and exchanges, aimed at capturing advertising spend or disrupting the digital marketing landscape. Further, our competitors may begin offering similar products or services to those we currently offer, including our end-to-end platform, and our ability to compete effectively could be significantly compromised.

We may also face competition from new companies entering the market, including large established companies and companies that we do not yet know about or do not yet exist. If existing or new companies develop, market or resell competitive high-value products or services that result in additional competition for advertising spend or advertising inventory or if they acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our results of operations could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, which may allow them to devote greater resources to the development, promotion, sale and support of their products and services. They may also have more extensive advertiser bases and broader publisher relationships than we have and may be better positioned to execute on advertising conducted over certain channels, such as social media, mobile and video. Some of our competitors may have a longer operating history and greater name recognition. As a result, these competitors may be better able to respond quickly to new technologies, develop deeper advertiser relationships or offer services at lower prices. Any of these developments would make it more difficult for us to sell our platform and could result in increased pricing pressure, increased sales and marketing expense, or the loss of market share.

Seasonal fluctuations in advertising activity could have a material impact on our revenue, cash flow and operating results.

Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our customers’ spending on advertising campaigns. For example, in prior years, customers tended to devote more of their advertising budgets to the fourth calendar quarter to coincide with consumer holiday spending. In contrast, the first quarter of the calendar year has typically been the slowest in terms of advertising spend. These patterns may or may not hold true during the COVID-19 pandemic. Political advertising could also cause our revenue to increase during election cycles and decrease during other periods, making it difficult to predict our revenue, cash flow and operating results, all of which could fall below our expectations.

If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase usage of our platform by our existing customers and our business will be adversely affected.

We are substantially dependent on our sales and support teams to obtain new customers and to increase usage of our platform by our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, integrating and retaining sufficient numbers of sales personnel to support our growth. Due to the complexity of our platform, a significant time lag exists between the hiring date of sales and support personnel and the time when they become fully productive. Our recent and planned hires may not become productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing our existing customers’ spend with us, our business may be adversely affected.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity, restrict the ability of key market participants to operate in certain financial markets or restrict our access to capital. Any of these factors could have a material adverse effect on our business, financial condition and results of operations and reduce the price of our ADSs.

Risks Relating to Our Employees and Location in Israel

Our long-term success depends on our ability to operate internationally making us susceptible to risks associated with cross-border sales and operations.

We serve advertisements in more than 100 countries and maintain offices in North America, Europe, Asia and Australia. Our expansive global footprint subjects us to a variety of risks and burdens, including:

•	the need to localize our solutions, including product customizations and adaptation for local practices and regulatory requirements;

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lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, shopper protection laws, enforcement of intellectual property rights, laws dealing with shopper and data protection, privacy, encryption, denied parties and sanctions, and restrictions on pricing or discounts;

•	heightened exposure to fraud;

•	legal uncertainty in foreign countries with less developed legal systems;

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unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or customs formalities, embargoes, exchange controls, government controls or other trade restrictions;

•	differing technology standards;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase our foreign exchange exposure;

•	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

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increased likelihood of potential or actual violations of domestic and international anti-money laundering laws and anticorruption laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), which correlates with the scope of our sales and operations in foreign jurisdictions and operations in certain industries, such that an increase in such operations would increase risk of non-compliance with the aforementioned laws;

•	uncertain political and economic climates in foreign markets;

•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;

•	varying levels of Internet and mobile technology adoption and infrastructure;

•	reduced or varied protection for intellectual property rights in some countries; and

•	new and different sources of competition.

These factors may require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business.

Our success depends largely upon the continued services of our executive officers and other key employees. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time subject only to the notice periods prescribed by their respective executive agreements. The loss of one or more of our executive officers or key employees could harm our business.

Inability to attract and retain other highly skilled employees could harm our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition where we maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and may attempt to recruit our highly skilled employees. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli, United Kingdom, European or the U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees.

Volatility or lack of appreciation in the price of our ADSs may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial amount of options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options or restricted share units have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our ADSs.

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain management members, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with certain terrorist organizations and with Iranian-backed military forces in Syria. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region could negatively affect our business conditions and harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an

Israeli company has to act in good faith and in a customary manner in exercising his, her or its rights and fulfilling his, her or its obligations toward the Company and other shareholders and to refrain from abusing his, her or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering may delay, prevent or make undesirable an acquisition of all or a significant portion of our ADSs or assets.

Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

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Israeli corporate law requires special approvals for certain transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	Israeli corporate law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

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our amended and restated articles of association to be effective upon the closing of this offering generally require a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of     % of our outstanding ordinary shares entitled to vote at a general meeting;

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our amended and restated articles of association to be effective upon the closing of this offering do not permit a director to be removed except by a vote of the holders of at least     % of our outstanding shares entitled to vote at a general meeting of shareholders; and

•	our amended and restated articles of association to be effective upon the closing of this offering provide that director vacancies may be filled by our board of directors.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended (the “Securities Act”), which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof.

Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder may have the effect of discouraging lawsuits against our directors and officers.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”

Risks Relating to Our Financial Position

Our operating history makes it difficult to evaluate our business and prospects and may increase the risk associated with your investment.

Our business has evolved over time, including through transformative acquisitions such as our acquisitions of RhythmOne plc (“RhythmOne”) in 2019 and Unruly Holdings Limited and Unruly Media, Inc. (collectively, “Unruly”) in 2020, such that our operating history makes it difficult to evaluate our current business and future prospects. As a result of such acquisitions, our financial results across different periods may not be directly comparable. We expect to face challenges, risks and difficulties frequently experienced by growing companies in rapidly developing industries, including those relating to:

•	recruiting, integrating and retaining qualified and motivated employees, particularly engineers;

•	developing, maintaining and expanding relationships with publishers, agencies and advertisers;

•	innovating and developing new solutions that are adopted by and meet the needs of publishers, agencies and advertisers;

•	competing against companies with a larger customer base or greater financial or technical resources;

•	global economic disruption and technological changes driven by the COVID-19 pandemic;

•	further expanding our global footprint;

•	managing expenses as we invest in our infrastructure and platform technology to scale our business and operate as a U.S. listed public company; and

•	responding to evolving industry standards and government regulations that impact our business, particularly in the areas of data protection and consumer privacy.

If we are not successful in addressing these and other issues, our business may suffer, our revenue may decline and we may not be able to achieve further growth or sustain profitability.

We often have long sales cycles, which can result in significant time and investment between initial contact with a prospect and execution of an agreement with an advertiser or publisher, making it difficult to project when, if at all, we will obtain new advertisers or publisher and when we will generate revenue from them.

Our sales cycle, from initial contact to contract execution and implementation, can take significant time. As part of our sales cycle, we may incur significant expenses before we generate any revenue from a prospective advertiser or publisher. We have no assurance that the substantial time and money spent on our sales efforts will generate significant revenue. If conditions in the marketplace, generally or with a specific prospective advertiser or publisher, change negatively, it is possible that we will be unable to recover any of these expenses. Our sales efforts involve educating advertisers and publishers about the use, technical capabilities and benefits of our platform. Some advertisers and publishers undertake an evaluation process that frequently involves not only our platform but also the offerings of our competitors. As a result, it is difficult to predict when we will obtain new advertisers or publishers and begin generating revenue from them. Even if our sales efforts result in obtaining a new advertiser or publisher, such advertiser or publisher controls when and to what extent it uses our platform and therefore the amount of revenue we generate, and it may not sufficiently justify the expenses incurred to acquire the advertiser or publisher and the related training support. As a result, we may not be able to add advertisers or publishers to our customer base, or generate revenue, as quickly as we may expect, which could harm our growth prospects.

We are subject to payment-related risks and, if our advertisers do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected.

Many of our contracts with advertising agencies provide that if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser, a type of arrangement called sequential liability. Contracting with these agencies, which in some cases have or may develop higher-risk credit profiles, may subject us to greater credit risk than if we were to contract directly with advertisers. This credit risk may vary depending on the nature of an advertising agency’s aggregated advertiser base. We may also be involved in disputes with agencies and their marketers over the operation of our platform, the terms of our agreements or our billings for purchases made by them through our platform. When we are unable to collect or make adjustments to our bills to advertisers, we incur write-offs for bad debt, which could have a material adverse effect on our results of operations for the periods in which the write-offs occur. In the future, bad debt may exceed reserves for such contingencies and our bad debt exposure may increase over time. Any increase in write-offs for bad debt could have a materially negative effect on our business, operating results and financial condition.

Furthermore, we are generally contractually required to pay suppliers of advertising inventory and data within a negotiated period of time, regardless of whether our advertisers or publishers pay us on time, or at all. While we attempt to negotiate long payment periods with our suppliers and shorter periods with our advertisers and publishers, we are not always successful. As a result, our accounts payable are often due on shorter cycles than our accounts receivables, requiring us to remit payments from our own funds, and accept the risk of bad debt.

This payment process will increasingly consume working capital if we continue to be successful in growing our business. In addition, like many companies in our industry, we often experience slow payment by advertising agencies. In this regard, we had average days sales outstanding (“DSO”) of 113 days and average days payable outstanding (“DPO”) of 77 days for the year ended December 31, 2020. We compute our average DSO as of a given month end based on a weighted average of outstanding accounts receivable. Specifically, the DSO is calculated by multiplying the percentage of accounts receivable outstanding for each monthly billing period by the number of days outstanding related to each billing period and then summing the weighted days outstanding. We compute our DPO as of a given month end by dividing our trade payables (including accrued liabilities) by the average daily cost of media, data, other direct costs and certain operating expenses over the prior four months. Historically, our DSOs have fluctuated. If our DSOs increase significantly, and we are unable to borrow against these receivables on commercially acceptable terms, our working capital availability could be reduced, and as a consequence our results of operations and financial condition would be adversely impacted. We cannot assure you that as we continue to grow, our business will generate sufficient cash flow from operations to fund our working capital needs. If our cash flows are insufficient to fund our working capital requirements, we may not be able to grow at the rate we currently expect or at all.

Future acquisitions or strategic investments could be difficult to identify and integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition.

As part of our growth strategy we have pursued in the past transformative acquisitions, such as our recent acquisitions of RhythmOne in 2019 and Unruly in 2020, and we may acquire or invest in other businesses, assets or technologies that are complementary to our business and align with our strategic goals. Any acquisition or investment may divert the attention of management and require us to use significant amounts of cash, issue dilutive equity securities or incur debt. In addition, the anticipated benefits of any acquisition or investment may not be realized, and we may be exposed to unknown risks, any of which could adversely affect our business, results of operations and financial condition, including risks arising from:

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difficulties in integrating the operations, technologies, product or service offerings, administrative systems and personnel of acquired businesses, especially if those businesses operate outside of our core competency or geographies in which we currently operate;

•	ineffectiveness or incompatibility of acquired technologies or solutions;

•	potential loss of key employees of the acquired business;

•	inability to maintain key business relationships and reputation of the acquired business;

•	diversion of management attention from other business concerns;

•	litigation arising from the acquisition or the activities of the acquired business, including claims from terminated employees, customers, former shareholders or other third parties;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights, or increase our risk of liability;

•	complications in the integration of acquired businesses or diminished prospects, including as a result of the COVID-19 pandemic and its global economic effects;

•	failure to generate the expected financial results related to an acquisition on a timely manner or at all;

•	failure to accurately forecast the impact of an acquisition transaction; and

•	implementation or remediation of effective controls, procedures and policies for acquired businesses.

To fund future acquisitions, we may pay cash or issue additional ADSs, which could dilute our shareholders’ value or diminish our cash reserves. Borrowing to fund an acquisition would result in increased fixed obligations and could also subject us to covenants or other restrictions that could limit our ability to effectively run our business.

Risks Relating to Legal or Regulatory Constraints

We are subject to regulation with respect to political advertising, which lacks clarity and uniformity.

We are subject to regulation with respect to political advertising activities, which are governed by various federal and state laws in the United States and national and provincial laws worldwide. Online political advertising laws are rapidly evolving and our publishers may impose restrictions on receiving political advertising. The lack of uniformity and increasing compliance requirements around political advertising may adversely impact the amount of political advertising spent through our platform, increase our operating and compliance costs and subject us to potential liability from regulatory agencies.

We are subject to laws and regulations related to data privacy, data protection and information security and consumer protection across different markets where we conduct our business, including in the United States, the European Economic Area (“EEA”) and the United Kingdom and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing.

We receive, store and process data about or related to consumers in addition to advertisers, publishers, employees and services providers. Our handling of this data is subject to a variety of federal, state and foreign laws and regulations and is subject to regulation by various government authorities and other regulatory bodies. Our data handling is also subject to contractual obligations and may be deemed to be subject to industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data. Additionally, the U.S. Federal Trade Commission (“FTC”) and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination and security of data. If we fail to comply with any such laws or regulations, we may be subject to enforcement actions that may not only expose us to litigation, fines and civil and/or criminal penalties but may also require us to change our business practices as well as have an adverse effect on our business, results of operations and financial condition.

The regulatory framework for and enforcement of data privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy. Much of this scrutiny has focused on the use of cookies and other technology to collect information about consumers’ online browsing activity on web browsers, mobile devices and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels.

In addition, providers of Internet browsers, app stores or platforms such as Apple or Google have engaged in, or announced plans to continue or expand, efforts to provide increased visibility into, and certain controls over, cookies and similar technologies and the data collected using such technologies, as further described above in the section “—Risks Relating to our Business— If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition.” For example, in January 2020, Google announced that the Chrome browser will block third-party cookies at some point during the subsequent 24 months. Such providers could also change their technical requirements, guidelines or policies in other ways that adversely impact the way in which we or our customers collect, use and share data from user devices, including restricting our ability to use or read device identifiers, other tracking features or other device data. Because we, our advertisers and our publishers, rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to collect and use data from consumers, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect, how we use that data to provide our services and the ability to opt out of such use. There also is the risk that a provider could limit or discontinue our access to its platform or app store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so, and we would have no recourse against any such provider, which could have a material adverse effect on our business.

In the United States, the U.S. Congress and state legislatures, along with federal regulatory authorities have recently increased their attention on matters concerning the collection and use of consumer data, including by digital advertisers. For example, the FTC regulates digital advertising through the Federal Trade Commission Act, which prohibits “unfair” or “deceptive” trade practices, including misrepresentations regarding the collection and use of consumer data. States have also begun to introduce more comprehensive privacy legislation. California enacted the California Consumer Privacy Act of 2018 (the “CCPA”) that took effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of sale of their personal information, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches, which is expected to increase the volume and success of class action data breach litigation. In addition to increasing our compliance costs and potential liability, the CCPA created restrictions on “sales” of personal information that may restrict the disclosure of personal information for advertising purposes. Our advertising business relies, in part, on such disclosure, and decreased availability and increased costs of information could adversely affect our ability to meet advertisers’ and publishers’ requirements and could have an adverse effect on our business, results of operations and financial condition.

We will also be subject to the forthcoming California Privacy Rights Act (“CPRA”), which was passed into law on November 3, 2020, but will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including increasing regulation on online advertising and particularly cross-context behavioral advertising, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. The effects of the CCPA and CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The CCPA has encouraged “copycat” laws and in other states across the country, such as in Virginia and Washington. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

In the EEA, we are subject to the General Data Protection Regulation 2016/679 (“GDPR”) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime including: providing detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing current rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Fines for certain breaches of the GDPR and the UK data protection regime are significant (e.g., fines for certain breaches of the GDPR are up to the greater of 20 million Euros or 4% of total global annual turnover). In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

Further, in the European Union and the United Kingdom, we are subject to evolving EU and UK privacy laws on cookies and e-marketing. Regulators in these countries are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, a recent European court decision and regulators’ recent guidance are driving increased attention to cookies and tracking technologies. As regulators start to enforce the strict approach (which has already begun to occur in Germany, where data protection authorities have initiated a probe on third-party cookies), this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel and subject us to additional liabilities.

We are also subject to laws and regulations that dictate whether, how and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. Specifically, the GDPR, UK GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from the EEA, UK and Switzerland, to the United States and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection (such as Israel) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate,” we ensure we comply with applicable laws including where we can rely on derogations (e.g., where the transfer is necessary for the performance of a contract) or we may put in place standard contractual clauses.

In addition, some jurisdictions may impose data localization laws, which require personal information, or certain subcategories of personal information to be stored in the jurisdiction of origin. These regulations may inhibit our ability to expand into those markets or prohibit us from continuing to offer our products in those markets without significant additional costs.

We also depend on a number of third-parties in relation to the operation of our business, a number of which process personal data on our behalf. With each such provider we attempt to mitigate the associated risks of using third parties by conducting due diligence, entering into contractual arrangements to require that providers only process personal data in accordance with the applicable laws, and that they have appropriate technical and organizational security measures in place. Where we transfer personal data outside the EEA or the United Kingdom to such third parties, we do so in compliance with the relevant data export requirements, as described above. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us, our advertisers or our publishers. We are members of self-regulatory bodies such as Data Advertising Alliance, European Digital Advertising Alliance, Digital Advertising Alliance of Canada, National Advertising Initiative and Interactive Advertising Bureau (“IAB”), among others, that impose additional requirements related to the collection, use and disclosure of consumer data. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the FTC or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations and financial condition.

Any failure to achieve the required data protection standards (which are sometimes unclear when applied to the online advertising ecosystem) may result in lawsuits, regulatory fines or other actions or liability, all of which may harm our results of operations. Because the interpretation and application of privacy and data protection laws such as the CCPA and GDPR, and the related regulations and standards, are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our solutions.

We face potential liability and harm to our business based on the nature of our business and the content on our platform and we are, and may be in the future, involved in commercial disputes with counterparties with whom we do business.

Advertising often results in litigation relating to misleading or deceptive claims, copyright or trademark infringement, public performance royalties or other claims based on the nature and content of advertising that is distributed through our platform. Though we contractually require advertisers to generally represent to us that their advertisements comply with our ad standards and our inventory providers’ ad standards and that they have the rights necessary to serve advertisements through our platform, we do not independently verify whether we are permitted to deliver, or review the content of, such advertisements. If any of these representations are untrue, we may be exposed to potential liability and our reputation may be damaged. While our advertisers are typically obligated to indemnify us, such indemnification may not fully cover us, or we may not be able to collect. In addition to settlement costs, we may be responsible for our own litigation costs, which can be expensive.

Further, operating in the advertising industry involves numerous commercial relationships, uncertain intellectual property rights and other aspects that create heightened risks of disputes, claims, lawsuits and investigations. In particular, we may face claims related to intellectual property matters, commercial disputes and sales and marketing practices. On May 18, 2021, we filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us and related misconduct. We are seeking damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court. See “Business—Legal Proceedings” for futher information. Any commercial dispute, claim, counterclaim, lawsuit or investigation, including our commercial dispute with Alphonso, may divert our management’s attention away from our business, we may incur significant expenses in addressing or defending any commercial dispute, claim, counterclaim or lawsuit or responding to any investigation, and we may be required to pay damage awards or settlements.

We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We may be subject to certain economic and trade sanctions laws and regulations, export control and import laws and regulations, including those that are administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant governmental authorities.

We are also subject to the FCPA, the U.K. Bribery Act, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-bribery laws in countries in which we conduct our activities. These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, the FCPA’s accounting provisions require us to maintain accurate books and records and a system of internal accounting controls. We have policies, procedures, systems and controls designed to promote compliance with applicable anti-corruption laws.

As we increase our global sales and business, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

Our advertisers or publishers may have consumers in countries that are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control (“OFAC”), the Israeli Trade with the Enemy Ordinance, 1939 and sanction laws of the EU and other applicable jurisdictions, which prohibit the sale of products to embargoed jurisdictions or sanctioned parties (“Sanctioned Countries”). We have taken steps to avoid serving advertisements to consumers located in Sanctioned Countries and are implementing various control mechanisms designed to prevent unauthorized dealings with Sanctioned Countries going forward. Although we have taken precautions to prevent our solutions from being provided, deployed or used in violation of sanctions laws, due to the remote nature of our solutions and the potential for manipulation using VPNs, we cannot assure you that our policies and procedures relating to sanctions compliance will prevent any violations in the future. If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws and we may be held responsible. Noncompliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action could result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In addition, regulatory authorities may seek to hold us liable for successor liability for violations committed by companies in which we invest or that we acquire. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

Risks Relating to Our ADSs and the Offering

The price of our ADSs may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ADSs sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ADSs following this offering and the price of our ADSs may decline. In addition, the market price of our ADSs could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our direct or indirect competition of significant business developments, changes in service provider relationships, acquisitions or expansion plans;

•	the impact of the COVID-19 pandemic on our management, employees, partners, merchants and operating results;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;

•	changes in our pricing model;

•	our involvement in litigation or regulatory actions;

•	our sale of ADSs or other securities in the future;

•	the implementation of a buyback program for our ADSs or ordinary shares;

•	market conditions in our industry;

•	changes in key personnel;

•	the duel listing and the trading of our ordinary shares on the AIM;

•	the trading volume of our ADSs;

•	publication of research reports or news stories about us, our competition or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

There has been no prior public market for our ADSs prior to this offering, and an active trading market may not develop in which investors can resell our ADSs.

Prior to this offering, there has been no public market for our ADSs, although our ordinary shares have traded on AIM. An active trading market for our ADSs may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ADSs and may impair our ability to acquire other companies by using our ADSs as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ADSs could decline. Moreover, the price of our ADSs could decline if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The dual listing of our ordinary shares and our ADSs following this offering may adversely affect the liquidity and value of our ordinary shares and ADSs.

Following this offering and after our ADSs begin trading on Nasdaq, our ordinary shares will continue to be admitted to trading on AIM in a different currency (U.S. dollars on Nasdaq, and £ on the AIM), and at different times (resulting from different time zones and different public holidays in the United States and the U.K.). We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares are currently admitted to trading on AIM, we may decide to cancel the admission of our ordinary shares to trading on AIM. Cancellation of the admission of our ordinary shares to trading on AIM would require the requisite consent of shareholders in a general meeting prescribed by AIM Rules for Companies, unless the London Stock Exchange agrees otherwise. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act. We are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of                 . As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and Nasdaq rules requiring shareholder approval. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

The market price of our ADSs could be negatively affected by future issuances and sales of our ADSs or ordinary shares.

After this offering, there will be                  ordinary shares outstanding. Sales by us or our shareholders of a substantial number of ADSs or ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the ADSs sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of our income, assets and operations, and the expected price of the ADSs in this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ADSs at this initial public offering and future prices, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service (the “IRS”) may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ADSs. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs. For further discussion, see “Taxation—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ADSs, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our group (if any). Because our group includes U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

We expect the initial public offering price of our ADSs in this offering to be substantially higher than the net tangible book value per ADS prior to this offering. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our net tangible book value per ADS after this offering. To the extent additional ordinary shares are issued upon the exercise of outstanding options or the vesting of outstanding RSUs, you may experience further dilution. Based on the assumed initial public offering price of $            per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £                on                , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), you will experience immediate dilution of $            per ADS, representing the difference between our net tangible book value per ADS and per ordinary share after giving effect to this and the assumed offering price. See “Dilution.”

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

We intend to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including for possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes. Consequently, our management will have broad discretion over the specific use of these net proceeds and may do so in a way with which our investors disagree. The failure by our management to apply and invest these funds effectively may not yield a favorable return to our investors and may adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations and financial condition could be adversely affected.

We will incur increased costs as a result of operating as a U.S. listed public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a U.S. listed public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley

Act, the Dodd-Frank Wall Street Reform and the Consumer Protection Act, the listing requirements of Nasdaq and their applicable securities rules and regulations impose various requirements on non-U.S. reporting companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future, operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999, or the Companies Law, imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association” for additional information. Payment of dividends may also be subject to Israeli withholding taxes. See “Taxation” for additional information. As a result, capital appreciation, if any, on our ADSs may be your sole source of gains, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the offering price. See “Dividend Policy.”

Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is sometimes perceived to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the main market of the London Stock Exchange, New York Stock Exchange or the Nasdaq Stock Market. This is because AIM is less heavily regulated and imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only half-yearly, rather than quarterly (which would apply to us in the U.S., if we are no longer classified as a foreign private issuer), financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-quoted companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares, our ADSs or the ordinary shares underlying our ADSs, may not reflect the underlying value of our company.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement, which provides that a holder may vote the ordinary shares underlying any ADSs for any particular matter to be voted on by our shareholders either by withdrawing the ordinary shares underlying the ADSs or, to the extent permitted by applicable law and as permitted by the depositary, by requesting a temporary registration as shareholder and authorizing the depositary to act as proxy. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares, and after such a withdrawal you would no longer hold ADSs, but rather you would directly hold the underlying ordinary shares. You also may not know about the meeting far enough in advance to request a temporary registration.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a discretionary proxy to a person designated by us to vote the ordinary shares underlying your ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be adversely affected. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise any right to vote that you may have with respect to the underlying ordinary shares, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested. In addition, the depositary is only required to notify you of any particular vote if it receives notice from us in advance of the scheduled meeting.

You will not be directly holding our ordinary shares. Holders of the ADSs will not be able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares.

As an AIM-quoted company, our articles of association currently in effect follow English law which generally provides shareholders with preemptive rights when new shares are issued for cash. Shareholders’ preemptive subscription rights, in the event of issuances of ordinary shares against cash payment, may be disapplied by a special resolution of the shareholders at a general meeting of our shareholders. The absence of preemptive rights for existing equity holders may cause dilution to such holders.

Furthermore, the ADS holders would not be entitled, even if such rights accrued to our shareholders in any given instance, to receive such preemptive subscription rights related to the ordinary shares that they represent. Rather, the depositary is required to endeavor to sell any such subscription rights that may accrue to the ordinary shares underlying the ADSs and to remit the net proceeds therefrom to the ADS holders pro rata. In addition, if the depositary is unable to sell rights, the depositary will allow the rights to lapse, in which case you will receive no value for these rights. Further, if we offer holders of our ordinary shares the option to receive dividends in either cash or ordinary shares, under the deposit agreement, ADS holders will not be permitted to elect to receive dividends in ordinary shares or cash, but will receive whichever option we provide as a default to shareholders who fail to make such an election.

Purchasers of ADSs in this offering may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of ADSs in this offering the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of ADSs in this offering may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to them. These restrictions may have a material adverse effect on the value of a purchaser’s ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, our ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or our ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing our ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any our ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

This choice of forum provision may increase your cost and limit your ability to bring a claim in a judicial forum that you find favorable for disputes with us, the depositary or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary and our and the depositary’s respective directors, officers or employees. However, it is possible that a court could find either choice of forum provision to be inapplicable or unenforceable. The enforceability of similar choice of forum provisions has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by holders of our ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Holders of our ADSs or ordinary shares will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Purchasers of ADSs in this offering may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

Exposure to foreign currency exchange rate fluctuations could negatively impact our results of operations.

While the majority of the transactions through our platform are denominated in U.S. dollars, we have transacted in foreign currencies, both for inventory and for payments by advertisers or publishers from use of our platform. We also have expenses denominated in currencies other than the U.S. dollar. Given our anticipated international growth, we expect the number of transactions in a variety of foreign currencies to continue to grow in the future. While we generally require a fee from advertisers or publishers that pay in non-U.S. currency, this fee may not always cover foreign currency exchange rate fluctuations. Although we currently have a program to hedge exposure to foreign currency fluctuations, the use of hedging instruments may not be available for all currencies or may not always offset losses resulting from foreign currency exchange rate fluctuations. Moreover, the use of hedging instruments can itself result in losses if we are unable to structure effective hedges with such instruments.

A small number of significant beneficial owners of our shares acting together have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control.

The three largest beneficial owners of our ordinary shares, entities and individuals affiliated with Mithaq Capital SPC, Toscafund Asset Management LLP and Schroder Investment Management, each of which currently beneficially owns more than 10.0% of our outstanding ordinary shares, and in the aggregate 52.0% of our ordinary shares, are expected to beneficially own in the aggregate            % of our ordinary shares after this offering, or    % if the underwriters exercise in full their option to purchase additional ADSs in this offering. As a result, these shareholders, acting together, could exercise significant influence over our operations and business strategy and will have sufficient voting power to influence the outcome of matters requiring shareholder approval. These matters may include:

•	the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•	approving or rejecting a merger, consolidation or other business combination;

•	raising future capital; and

•	amending our articles of association which govern the rights attached to our ordinary shares.

This concentration of ownership of our ADSs or ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ADSs or ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ADSs. This concentration of ownership may also adversely affect our share price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•

our success and revenue growth is dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers;

•	our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies and advertisers;

•	our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers;

•

we may not attract and retain advertisers and publishers if we may fail to make the right investment decisions in our platform, or innovate and develop new solutions that are adopted by advertisers and publishers;

•	significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns;

•

our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform;

•

if the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished;

•	our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation;

•	we must grow rapidly to remain a market leader and to accomplish our strategic objective;

•	the market for programmatic buying for advertising campaigns is relatively new and evolving;

•

if we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims;

•	the rejection of digital advertising by consumers through opt-in, opt-out or ad-blocking technologies or other means;

•	our ability to scale our platform infrastructure to support anticipated growth and transaction volume;

•	disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services;

•	potential liability and harm to our business based on the human factor of inputting information into our platform;

•	any failure to protect our intellectual property rights;

•	if non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect;

•	the overall demand for advertising;

•	the ongoing COVID-19 pandemic;

•	any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels;

•	if CTV develops in ways that prevent advertisements from being delivered to consumers;

•	the competitive nature of the market in which we participate;

•	seasonal fluctuations in advertising activity;

•	the effective growth and training of our sales and support teams;

•	other risks relating to our employees or our location in Israel;

•	other risks relating to legal or regulatory issues;

•	other risks associated with our financial profile, our ADSs and the Offering; and

•	other statements described in this prospectus under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to the factors set forth under “Risk Factors.” Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million (or approximately $             million if the underwriters exercise their option to purchase additional ADSs from us in full), after deducting underwriting discounts and commissions and estimated offering expenses, based on an assumed initial public offering price of $             per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £         on             , 2021 (based on an assumed exchange rate of £1.00 to $1.            ).

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per ADS would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses. Expenses of this offering will be paid by us.

The principal purposes of this offering are to create a public market for our ADSs, facilitate greater access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering for working capital, general corporate purposes and to fund incremental growth, including for possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

We will have broad discretion in the way that we use the net proceeds from this offering. Our use of the net proceeds from this offering will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.”

DIVIDEND POLICY

Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. Although we have paid dividends and conducted share buybacks in the past, we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information. See also “Risk Factors—Risks Related to Our ADSs and the Offering—Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment.”

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs—Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2021, as follows:

•	on an actual basis; and

•

on an as adjusted basis to reflect the issuance and sale of             ADSs in this offering at the assumed initial public offering price of $            per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £            on             , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of March 31, 2021
	Actual	As Adjusted(1)
	unaudited
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$103,486	$

Debt and lease liabilities, including current portion:
Lease liabilities	18,411
Other long-term liabilities	6,447

Total debt	24,858
Shareholders’ equity:
Share capital	385
Share premium	263,775
Other comprehensive income	2,494
Retained earnings	73,410

Total shareholders’ equity	340,064

Total capitalization	$364,922	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $            per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on            , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. An increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            million, assuming an initial public offering price of $            per ADS, , which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), and after deducting underwriting discounts and commissions and estimated offering expenses.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per share immediately following the consummation of this offering.

At March 31, 2021, we had a historical net tangible book value of $             million, corresponding to a net tangible book value of $             per ordinary share or $             per ADS based on an ordinary share to ADS ratio of                     . Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.

After giving effect to the sale by us of                      ADSs (representing an aggregate of                     ordinary shares) in this offering at the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £             on                , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value at March 31, 2021 would have been approximately $             million, representing $             per ordinary share or $             per ADS. This represents an immediate increase in net tangible book value of $             per ordinary share or $             per ADS to existing shareholders and an immediate dilution in net tangible book value of $             per ordinary share or $             per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.

The following table illustrates this dilution to new investors purchasing ADSs in the offering.

Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of March 31, 2021	$
Increase in net tangible book value per ADS attributable to this offering

As adjusted net tangible book value per ADS after this offering

Dilution per ADS to new investors in this offering		$

If the underwriters exercise their option to purchase additional ADSs from us in full, our as adjusted net tangible book value per ADS after this offering would be $             per ADS, representing an immediate increase in as adjusted net tangible book value of $             per ADS to existing shareholders and immediate dilution of $             per ADS in as adjusted net tangible book value per ADS to new investors based on an assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £            on                , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), after deducting underwriting discounts and commissions and estimated offering expenses.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £            on                 , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), would increase (decrease) the as adjusted net tangible book value after this offering by $             per ADS and the dilution to new investors in the offering by $             per ADS, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

The as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on an as adjusted basis described above as of March 31, 2021, the differences between the number of ordinary shares purchased from us, the total consideration paid to us in cash and the average price per ordinary share paid, in each case by existing shareholders, on the one hand, and new investors in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $             per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £            on                 , 2021 (based on an assumed exchange rate of £1.00 to $1.            ), before deducting underwriting discounts and commissions and estimated offering expenses.

	ADSs Purchased		Ordinary Shares Purchased		Total Consideration		Average Price Per Share	Average Price Per ADS
	Number	Percent	Number	Percent	Amount	Percent
Existing shareholders		%		%	$	%	$	$
New investors

Total		%		%	$	%	$	$

To the extent any of our outstanding options is exercised or any our outstanding RSUs is vested, there will be further dilution to new investors.

If the underwriters exercise their option to purchase additional ADSs from us in full:

•	the percentage of ordinary shares held by existing shareholders will decrease to approximately % of the total number of our ordinary shares outstanding after this offering; and

•	the number of ordinary shares held by new investors will increase to approximately % of the total number of our ordinary shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements regarding industry outlook and our expectations regarding our future performance, liquidity and capital resources, as well as other non-historical statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Following the acquisition of Unruly in 2020, we changed our Programmatic business, tech stack, features, business models and activity, requiring an analysis of whether we act as a principal or an agent, which led us to determine that we act as an agent, and not as principal. Therefore, effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. Our results of operations for the years ended December 31, 2020 and 2019 are not directly comparable as a result of recognizing revenue on a net basis for the Programmatic revenue for the year ended December 31, 2020. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Overview

We are a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory. We use our proprietary technology to deliver impactful brand stories to target audiences through digital ad technology and advanced audience data. Our omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in Video and CTV.

We believe there is a significant market opportunity within the approximately $455 billion global digital advertising market that is expected to grow at a CAGR of 11.4% through 2025, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides our advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are both ad buyers, including brands and agencies, and digital publishers. Our platform included a diversified customer base of approximately 900 active customers and 1,450 active publishers as of March 31, 2021 with approximately 800 million unique users for the month ended March 31, 2021, which serves advertisements in over 100 countries.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

The advertising industry was significantly impacted at the end of first quarter and throughout the second quarter of 2020 by the outbreak of the COVID-19 pandemic and the resulting economic uncertainty in the global economy, including in the United States (where the majority of our revenue is generated). As a result, advertising demand on our platform decreased significantly in the first half of 2020, as economic activity across most markets contracted and marketing budgets were reduced. However, as parts of the economy reopened at the end of the second quarter of 2020, the advertising industry and related spend responded with a robust recovery in the second half of 2020. Although certain industries, such as travel, retail and hospitality, continued to limit advertising spending over this period, other industries drove significant growth in advertising spending, particularly in Video (including CTV).

As a result, our Video revenue grew from $42.1 million in the six months ended June 30, 2020 to $101.3 million in the six months ended December 31, 2020. Our Video revenue growth included the rapid growth of CTV revenue over the same period, which grew from $11.0 million in the six months ended June 30, 2020 to $25.8 million in the six months ended December 31, 2020. This growth of Video (including CTV) revenue contributed to growth in Programmatic revenue of 30% for the year ended December 31, 2020 from the comparable as adjusted (non-IFRS) revenue basis for the year ended December 31, 2019.

Our total comprehensive income for the six months ended December 31, 2020 increased $64.1 million from the equivalent figure for the six months ended June 30, 2020 and represented a 219% year-over-year increase as compared to our total comprehensive income for the six months ended December 31, 2019. We generated $5.0 million and $6.4 million in total comprehensive income in the years ended December 31, 2020 and 2019, respectively. Our Adjusted EBITDA for the six months ended December 31, 2020 increased approximately 33 times from the equivalent figure for the six months ended June 30, 2020 and represented a 51% year-over-year increase as compared to our Adjusted EBITDA for the six months ended December 31, 2019. Additionally, we generated $60.5 million and $60.4 million in Adjusted EBITDA in the years ended December 31, 2020 and 2019, respectively, resulting in a cash position of $97.5 million as of December 31, 2020.

Our Business Model

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers are able to purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drives strong returns for investments in digital ad real estate.

Our platform handles over 100 billion daily ad requests, approximately 500 terabytes of daily data and approximately 250 million daily ad impressions. Each transaction is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages thousands of private servers and infrastructure in three strategically located data centers located in the United States, Europe and Asia Pacific.

Key Components of our platform include:

•

Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer a full-service option to agencies in addition to our self-service DSP solution. Our DSP solution provides access to wide reaching and high quality inventory, audience targeting and advanced reporting to optimize advertising campaigns, improve ROI and gain deep insights and analytics into brand engagement.

•

Data Management Platform – We offer a fully integrated DMP solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our DMP enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our DMP provides insights and recommendations pertaining to geographic, behavioral and demographic data, among others in one unified solution. We believe an integrated DMP is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across a number of different channels.

•

Supply Side Platform – We offer a self-service SSP solution for digital publishers to sell their online ad placements via a real-time bidding auction across all screens including mobile, CTVs, streaming devices and desktops. Our SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization.

•

Analytics/Artificial Intelligence – We collect, synthesize and analyze the data sets across our platform through extensive artificial intelligence technologies and advanced machine learning capabilities. These recommendations ultimately provide key insights into valuable ad impressions and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers.

Key Factors Affecting Our Results of Operations

We believe our results of operations is influenced by several factors, including the following:

Attract, Retain and Grow our Customer Base: Our recent growth has been driven by expanding the usage of our platform by our existing advertisers and publishers as well as by adding new advertisers and publishers. As a result, our revenue growth depends upon our ability to retain our existing advertisers and publishers and to capture a larger amount of their advertising spend through our platform. For the three months ended March 31, 2021, we achieved gross profit per active customer (calculated as our gross profit for the period divided by our active customers for the period) of $54 thousand, Contribution ex-TAC per active customer (calculated as our Contribution ex-TAC for the period divided by our active customers for the period) of $69 thousand and generated total revenue of $71.0 million. In comparison, for the three months ended March 31, 2020, we achieved gross profit per active customer of $20 thousand, Contribution ex-TAC per active customer of $31 thousand and generated total revenue of $38.6 million.

For the year ended December 31, 2020, we achieved gross profit per active customer of $149 thousand and Contribution ex-TAC per active customer of $207 thousand. Despite a negative COVID-19 impact on the number of active customers for the year ended December 31, 2020, we generated total revenue of $211.9 million for the year ended December 31, 2020. In particular, in the first half of 2020, our business was negatively impacted by the COVID-19 pandemic, which resulted in a decrease in advertising demand globally. As business promotion activities started to recover, the second half of 2020 saw a significant resurgence of advertising spend, except for certain verticals such as travel, retail and hospitality.

We have demonstrated our ability to retain existing advertisers and publishers, including during 2020, which presented unique challenges due to the COVID-19 pandemic. For the year ended December 31, 2020, 83% of our customers were active customers for a period of more than two years. Meanwhile, 10% of our customers became active customers during the year ended December 31, 2020, with the remaining 7% of our customer base being active customers for between one and two years.

We continue to add functionality to our platform to encourage existing advertisers or publishers to increase their usage of our platform. As a result of this and other similar engagement initiatives, we achieved a Contribution ex-TAC retention rate of 112% for the year ended December 31, 2020.

Investment in Growth: We believe that the advertising market is in the early stages of a secular shift towards digital video advertising. We have been specializing in digital video advertising, which collectively accounts for 89% of our Programmatic revenue for the year ended December 31, 2020 and 91% of our Programmatic revenue for the three months ended March 31, 2021. We plan to invest in long-term growth by focusing on the main drivers of digital advertising growth – Video and CTV. We anticipate that our operating expenses will increase in the foreseeable future as we invest in platform operations and technology and development to enhance our product capabilities including deployment of more self-serve capabilities both to our advertisers and publishers, expediting data relationships and technology, adding more ad formats to our platform (e.g., audio, display, etc.). We believe that these investments will contribute to our long-term growth, although it is uncertain whether they may impact our profitability in the near-term.

Growth of the Digital Advertising Market and Macroeconomics Factors: We expect to continue to benefit from overall adoption of digital video advertising by both advertisers and publishers. Any material change in the growth rate of digital video advertising or the rate of adoption could affect our performance. Recent trends have indicated that advertising spend is closely tied to advertisers’ financial performance and economic conditions, either generally or in one or more of the industries in which our advertisers operate or our publishers focus. An economic downturn could adversely impact the digital advertising market and our operating results. For example, the challenges posed by the COVID-19 pandemic on the global economy increased significantly as the first quarter of 2020 progressed and continued throughout 2020 and into 2021. In response to COVID-19, national and local governments around the world have instituted certain measures, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, shelter-in-place orders and recommendations to practice social distancing. Certain marketers in industries such as travel and tourism, hospitality and automotive, decreased or paused their advertising spend as a response to the economic uncertainty. In the first half of 2020, our business was negatively impacted by the COVID-19 pandemic.

As the overall economic environment improved during the second half of 2020, our Video revenue and CTV revenue grew from $42.1 million and $11.0 million, respectively, in the six months ended June 30, 2020 to $101.3 million and $25.8 million, respectively, in the six months ended December 31, 2020. This growth of Video (including CTV) contributed to growth in Programmatic revenue of 30% for the year ended December 31, 2020 from the comparable as adjusted (non-IFRS) revenue basis for the year ended December 31, 2019.

In addition, the economic uncertainty caused by the COVID-19 pandemic has made and may continue to make it difficult for us to forecast revenue and operating results and to make decisions regarding operational cost structures and investments. The ultimate impact of COVID-19 on the Company’s results of operations, financial condition and cash flows is dependent on future developments, including the duration of the COVID-19 pandemic and its impact on the global economy, which are uncertain and cannot be predicted at this time. For further discussion of the potential impacts of the COVID-19 pandemic on our business, see “Risk Factors—Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns and the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.”

Seasonality: In the advertising industry, companies commonly experience seasonal fluctuations in revenue. For example, many marketers allocate the largest portion of their budgets to the fourth quarter of the calendar year in order to coincide with increased holiday purchasing. Historically, the fourth quarter of the year has reflected our highest level of advertising activity for the year. We generally expect the subsequent first quarter to reflect lower activity levels. In addition, historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns and consumer activity due to the COVID-19 pandemic. For example, in 2020, advertising activities were less associated with the holiday spending patterns. Instead, as business activities adapt into the new environment amid the COVID-19 pandemic, in the second half of 2020, we saw a significant resurgence in advertising demand on our platform. Nevertheless, as countries recover from the COVID-19 pandemic and return to pre-pandemic business conditions, we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We consider the following to be our critical accounting policies and estimates.

In this section, we use the following terms:

“Programmatic” means our end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions in our Programmatic activities are executed in milliseconds and beginning in 2020, human intervention or discretion for execution has significantly decreased.

“Performance” means our non-core performance activities consisting primarily of mobile-based solutions that help brands reach their users; revenue generated in the Performance activities is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

Revenue Recognition

We generate revenue from transactions where we provide access to our platform for the purchase and sale of digital advertising inventory. Our customers are both ad buyers, including brands and agencies, and digital publishers. We generate revenue through platform fees that are tailored to fit our customer’s specific utilization of our solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

We maintain written service agreement with each publisher and buyer, which set out the terms of the relationship, including payment terms and access to our platform.

Publishers provide digital advertising inventory to our platform in the form of advertising requests, or ad requests. When we receive ad requests from a publisher, we send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

We generate revenue from our Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

Prior to the acquisitions of RhythmOne and its integration into us and the acquisition of Unruly in the beginning of 2020 (i.e. for the year ended December 31, 2019), we determined that we operated as a principal with respect to its Programmatic activity and therefore presented revenue on a gross basis mainly as: (i) we operated predominantly through a DSP platform prior to the acquisition and full integration of RhythmOne, (ii) we were highly involved in execution of the process, which required certain manual operations by our employees and (iii) we determined that we had an implicit obligation to provide credits and inducements to customers to encourage use of the platform. That is, we determined, on this basis, that we had an implicit obligation to provide advertising space to customers, even though the contractual terms and conditions (including our Master Service Agreements (“MSAs”) and insertion order do not explicitly state that we are obliged to deliver customers an applicable advertising space or to provide inducements to the customer. Consequently, we concluded that we were primarily responsible for fulfillment of the contract.

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, we positioned our self as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. As a result, we have changed its Programmatic business, tech stack, features, business models and activity as follows:

1.

We implemented a material change in its tech stack and operations, offering new services and features that increased automation across the platform, significantly decreasing the need for our employees to manually operate the platform; and

2.	We decreased significantly the level of credits and inducements offered to our customers.

We further concluded that as a result of such change in its Programmatic activity (i) we do not have manual control over the process, (ii) we are not primarily responsible for fulfillment, (iii) we have no inventory risk and (iv) we obtain only momentary title to the advertising space offered via the end-to-end platform. As a consequence, beginning with the year ended December 31, 2020, we determined that we operate as agent with respect to our Programmatic activity and therefore beginning with the year ended December 31, 2020, we present Programmatic revenue on a net basis.

Our Performance activity has not changed and we are still the primary obligor to provide these services. As such, revenue is presented on a gross basis for our Performance activity. We are strategically focused on driving growth with our Programmatic activity through the end-to-end platform, while our Performance activities are declining over time.

Our results of operations for the years ended December 31, 2020 and 2019 are not directly comparable as a result of presenting revenue on a net basis for the Programmatic revenue for the year ended December 31, 2020. In order to improve comparability and provide a more meaningful basis for comparison of our financial results, we have included certain unaudited, as adjusted (non-IFRS) revenue information solely for the year ended

December 31, 2019 that give effect to the revenue recognition changes noted above as if such changes were applied on January 1, 2019. This as adjusted (non-IFRS) revenue information will not be provided for any period subsequent to the year ended December 31, 2019. The following table sets forth our results of operations for the years ended December 31, 2020 and 2019 on an as reported basis for 2020 and, to facilitate comparability, on an as reported and a comparable basis for 2019.

	Year Ended December 31, 2019			Year Ended December 31, 2020	% Change
	As reported	Programmatic media cost(1)	As adjusted (non-IFRS)	As reported	2020 vs. 2019 as reported	2020 vs. 2019 adjusted (non-IFRS)
(in thousands, except for percentages)
Revenues
Programmatic	$241,464	$(117,301)	$124,163	$161,625	(33%)	30%
Performance	84,296	—	84,296	50,295	(40%)	(40%)

Total	325,760	(117,301)	208,459	211,920	(35%)	2%

Cost of revenues (exclusive of depreciation and amortization)
Programmatic	142,676	(117,301)	25,375	31,918	(78%)	26%
Performance	44,570	—	44,570	27,889	(37%)	(37%)

Total	187,246	(117,301)	69,945	59,807	(68%)	(14%)

(1)

In order to facilitate comparability of our results of operations, we excluded Programmatic media cost for 2019. Programmatic media cost represents costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution.

Components of Our Results of Operations

Revenue. Our revenue is generated from transactions where we provide a platform for the purchase and sale of digital adverting inventory. Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale.

We generate revenue through fees that we charge, based on customer type, to utilize our solutions and services and upon usage and delivery. Often, advertisers use our DSP solution to access our DMP for optimizing media buys from our SSP solution.

Effective January 1, 2020, we present revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change. Our Performance revenue is recognized on a gross basis for the years ended December 31, 2020 and 2019.

Cost of revenues (exclusive of depreciation and amortization). Cost of revenues (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and based on the revenue share arrangements with audience and content partners. Our cost of revenues (exclusive of depreciation and amortization) for the years ended December 31, 2020 and 2019 are not directly comparable as a result of the revenue recognition presentation change. Effective January 1, 2020, we no longer include the costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution in our cost of revenue, which is consistent with our change in revenue recognition. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Research and development expenses. Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company’s standard internal capitalized development policy in accordance with IAS 38. All research costs are expensed when incurred.

Selling and marketing expenses. Selling and marketing expenses primarily consist of compensation and related costs for personnel engaged in customer service, sales and sales support functions, as well as advertising and promotional expenditures.

General and administrative expenses. General and administrative expenses primarily consist of compensation and related costs for personnel and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of external legal, information technology consulting and outsourcing services that are not directly related to other operational expenses.

Depreciation and amortization. Depreciation and amortization primarily consist of depreciation of fixed assets and amortization of intangible assets, as well as depreciation and amortization of right of use assets and provision for impairment.

Financing income. Financing income primarily consists of foreign currency gains and interest income.

Financing expense. Financing expense primarily includes exchange rate differences, interest and bank fees and other expenses.

Other income (expense). Other income (expense) includes gain on sale of business unit offset by a settlement agreement.

Taxation. Taxation consists primarily of income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by non-deductible expenses net of tax exempt income, utilization of tax losses from prior years for which deferred taxes is recognized, effect on deferred taxes at a rate different from the primary tax rate, effect of reduced tax rate on preferred income and differences in previous tax assessments. As of December 31, 2020, we do not have tax loss carry forwards for Israeli tax purposes.

Results of Operations

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year Ended December 31, 2019(1)		Year Ended December 31, 2020		Three Months Ended March 31, 2020		Three Months Ended March 31, 2021
	As reported	As a % of revenue	As reported	As a % of revenue	As reported (unaudited)	As a % of revenue	As reported (unaudited)	As a % of revenue
(in thousands, except for percentages)
Revenues	$325,760	100.0%	$211,920	100.0%	$38,611	100.0%	$71,009	100.0%
Cost of revenues (exclusive of depreciation and amortization shown separately below)	187,246	57.5	59,807	28.2	13,258	34.3	17,692	24.9
Research and development	16,168	5.0	13,260	6.3	3,521	9.1	3,403	4.8
Selling and marketing	52,351	16.1	68,765	32.4	18,169	47.1	18,050	25.4
General and administrative	34,433	10.6	29,678	14.0	9,933	25.7	6,806	9.6
Depreciation and amortization	32,359	9.9	45,187	21.3	11,460	29.7	9,883	13.9
Other expenses (income), net	(700)	(0.2)	1,248	0.6	—	—	—	—

Profit (loss) from operations	3,903	1.2	(6,025)	(2.8)	(17,730)	(45.9)	15,175	21.4
Financing income	(773)	(0.2)	(445)	(0.2)	(1,104)	(2.9)	(86)	(0.1)
Financing expenses	1,088	0.3	1,862	0.9	216	0.6	798	1.1

Financing expenses (income), net	315	0.1	1,417	0.7	(888)	2.3	712	(1.0)
Profit (loss) before taxes on income	3,588	1.1	(7,442)	(3.5)	(16,842)	(43.6)	14,463	20.4
Tax benefit (expenses)	2,636	0.8	9,581	4.5	2,583	6.7	(1,589)	(2.2)

Profit for the year	6,224	1.9	2,139	1.0	(14,259)	(36.9)	12,874	18.1
Foreign currency translation differences for foreign operation	139	0.0	2,836	1.3	(2,633)	(6.8)	(836)	(1.2)

Total comprehensive income (loss) for the period	$6,363	2.0%	$4,975	2.3%	$(16,892)	(43.7)%	$12,038	17.0%

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Revenue

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Revenue	$38,611	$71,009	$32,398	83.9%

Revenue increased by $32.4 million, or 83.9%, to $71.0 million for the three months ended March 31, 2021 from $38.6 million for the three months ended March 31, 2020. The increase was mainly attributable to the growth of $28.5 million in our Programmatic business, which includes multiple integrated growth initiatives following full integration of Unruly’s offering and relations, including CTV, our self-serve platform and the Private Market Place solutions. CTV serves as a robust growth driver for our core businesses, supported by an increasing number of industry leading CTV partners. In addition, we experienced growth of $3.9 million in our Performance business.

Cost of revenues

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Cost of revenues (Exclusive of Depreciation and Amortization)	$13,258	$17,692	$4,434	33.4%

Cost of revenues (exclusive of depreciation and amortization) increased by $4.4 million, or 33.4%, to $17.7 million for the three months ended March 31, 2021 from $13.3 million for the three months ended March 31, 2020. The increase was primarily driven by the increased revenue in our Performance activities and the greater usage of hosting and data services in our core business.

Research and development expenses

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Research and development	$3,521	$3,403	$(118)	(3.4)%

Research and development expenses decreased by $0.1 million, or 3.4%, to $3.4 million for the three months ended March 31, 2021 from $3.5 million for the three months ended March 31, 2020. The decrease was primarily driven by the decrease in the expense for research and development and engineering tools and services of $0.2 million. This was partially offset by the increase in share-based payments of $0.1 million.

Selling and marketing expenses

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Selling and marketing	$18,169	$18,050	$(119)	(0.7)%

Selling and marketing expenses decreased by $0.1 million, or 0.7%, to $18.1 million for the three months ended March 31, 2021, from $18.2 million for the three months ended March 31, 2020. This decrease was driven by (i) the share-based payment program of $1.2 million for our business managers and (ii) decrease in marketing and other costs of $0.7 million driven by the efficiency improvements during the COVID-19 pandemic. This decrease was partially offset by salary increase of $1.9 million as a result of our business growth.

General and administrative expenses

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
General and administrative	$9,933	$6,806	$(3,127)	(31.5)%

General and administrative expenses decreased by $3.1 million, or 31.5%, to $6.8 million for the three months ended March 31, 2021 from $9.9 million for the three months ended March 31, 2020. The decrease was primarily driven by (i) the decrease in share-based payments program of $1.8 million for the executives of the Company, (ii) the recovery in 2021 of $2.8 million doubtful debts provision as a result of higher collection rates, (iii) the decrease of $0.5 million in the acquisitions cost due to Unruly’s acquisition in the three months ended March 31, 2020 and (iv) employee related and other administrative costs of $0.8 million. This was partially offset by the increase in professional services of $0.3 million due to the dual listing process in the three months ended March 31, 2021 and a gain on sublease of vacant offices in the three months ended March 31, 2020 of $2.5 million.

Depreciation and amortization expenses

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$11,460	$9,883	$(1,577)	(13.8)%

Depreciation and amortization expenses decreased by $1.6 million, or 13.8%, to $9.9 million for the three months ended March 31, 2021 from $11.5 million for the three months ended March 31, 2020. The decrease was primarily driven by a decrease of $1.2 million in the depreciation of the lease assets of data centers and offices attributable to the optimization of our assets.

Net financial expenses (income)

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Financial income	$(1,104)	$(86)	$1,018	(92.2)%
Financial expenses	216	798	582	269.4%

Financial expenses (income), net	$(888)	$712	$1,600	180.2%

Net financial expenses increased by $1.6 million, or 180.2%, to $0.7 million for the three months ended March 31, 2021 from an income of $0.9 million for the three months ended March 31, 2020, primarily resulting from (i) the increase in the interest on ad spend liability of $0.5 million, (ii) currency exchange fluctuations of $1 million and (iii) bank fees of $0.1 million. This was partially offset by the income related to lease liabilities of $0.1 million.

Tax benefit (expenses)

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Tax benefit (expenses)	$2,583	$(1,589)	$(4,172)	(161.5)%

Tax benefit amounted to $2.6 million in the three months ended March 31, 2020 as compared to a tax expense of $1.6 million in the three months ended March 31, 2021, which reflects a change of $4.2 million, or 161.5%. The change is primarily attributable to the profitable three months period ended March 31, 2021 and a decrease in the effective tax rate from 15% to 11% contributed by an increase in (i) deductible tax expenses mainly due to share based payments and (ii) utilization of carried forward losses for which no deferred tax assets was recognized in previous period.

Profit (loss) for the period

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Profit (loss) for the period	$(14,259)	$12,874	$27,133	190.3%

Profit for the period increased by $27.1 million, or 190.3%, to $12.9 million for the three months ended March 31, 2021 from a loss of $14.3 million for the three months ended March 31, 2020, primarily attributable to an increase of $32.4 million in revenue whereas there was a slight increase of $4.4 million in cost of revenue (exclusive of depreciation and amortization), as well as a decrease of $4.9 million in operational expenses. This was partially offset by an increase of $1.6 million in financing expenses, net, and a $4.2 million decrease in tax benefits.

Total comprehensive income (loss) for the period

	Three Months Ended March 31,		Change
	2020 (as reported)	2021 (as reported)	$	%
(in thousands, except for percentages)
Total comprehensive income (loss) for the period	$(16,892)	$12,038	$28,930	171.3%
Net profit margin	(43.7)%	17.0%

Total comprehensive income (loss) for the period increased by $28.9 million, or 171.3%, to $12.0 million for the three months ended March 31, 2021 from a total comprehensive loss of $16.9 million for the three months ended March 31, 2020, primarily attributable to the increase in the profit for the period of $27.1 as well as fluctuation in foreign currency translation differences for foreign operation income of $1.8 million, primarily due to translation from the British pound sterling and the Japanese yen to U.S. dollars.

Net profit margin increased to 17.0% for the three months ended March 31, 2021 from a negative margin of 43.7% for the three months ended March 31, 2020. This increase primarily resulted from an increase of 83.9% in revenues whereas there was a slight increase in cost of revenues (exclusive of depreciation and amortization) of 33.4%, as well as decrease of 11.5% in the operational expenses partially offset by an increase in tax expenses.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

	Year Ended December 31,		Change
	2019(1) (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Revenue	$325,760	$211,920	$(113,840)	(35%)

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. If revenue for 2019 had been presented on a comparable basis to facilitate comparability, total revenue for the year ended December 31, 2019 would be $208,459 thousand. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Revenue decreased by $113.8 million, or 35%, to $211.9 million for the year ended December 31, 2020 from $325.8 million for the year ended December 31, 2019. The decrease is primarily because effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our revenue would have increased by $3.5 million, or 2%, to $211.9 million for the year ended December 31, 2020 from $208.5 million for the year ended December 31, 2019. The increase was mainly attributable to the growth of $37.5 million in our Programmatic business, which include multiple integrated growth initiatives such as CTV, our self-serve platform and the Private MarketPlace solutions. CTV serves as a robust growth driver for our core businesses, supported by an increasing number of industry leading CTV partners. However, this is largely offset by the decline of $34 million in our Performance activities, due to our strategic shift away from the Performance activities.

The table below sets forth the breakdown of our revenue based on geographical location of customers for the periods indicated.

Revenue by region	Year Ended December 31,		Change
	2019(1) (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
America	$261,534	$180,515	$(81,019)	(31%)
APAC	33,052	20,804	(12,248)	(37%)
EMEA	31,174	10,601	(20,573)	(66%)

Total	$325,760	$211,920	$(113,840)	(35%)

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. If revenue for 2019 had been presented on a comparable basis to facilitate comparability, revenue generated from America for the year ended December 31, 2019 would be $148,283 thousand, revenue generated from APAC for the year ended December 31, 2019 would be $32,165 thousand and revenue generated from EMEA for the year ended December 31, 2019 would be $28,011 thousand. See “—Critical Accounting

Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Revenue generated from America decreased by $81.0 million, or 31%, to $180.5 million for the year ended December 31, 2020 from $261.5 million for the year ended December 31, 2019. The decrease was primarily because effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our revenue generated from America would have increased by $32.2 million, or 22%, to $180.5 million for the year ended December 31, 2020 from $148.3 million for the year ended December 31, 2019. The increase was partially attributable to the overarching market trend of digital advertising, especially in the fastest growing areas where we have a strong focus, such as Video and CTV. The increase was also driven by the expedited ramp-up of our self-serve platform and services that are available to both our advertisers and publishers.

Revenue generated from Asia Pacific decreased by $12.3 million, or 37%, to $20.8 million for the year ended December 31, 2020 from $33.1 million for the year ended December 31, 2019. If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our revenue generated from APAC would have decreased by $11.4 million, or 35%, to $20.8 million for the year ended December 31, 2020 from $32.2 million for the year ended December 31, 2019. The decrease was mainly due to our strategic shift away from the Performance activities, partially offset by the launch of our end-to-end technology offering enabled by the acquisition of Unruly in 2020.

Revenue generated from Europe, the Middle East and Africa decreased by $20.6 million, or 66%, to $10.6 million for the year ended December 31, 2020 from $31.2 million for the year ended December 31, 2019. If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our revenue generated from EMEA would have decreased by $17.4 million, or 62%, to $10.6 million for the year ended December 31, 2020 from $28.0 million for the year ended December 31, 2019. The decrease was mainly due to our strategic shift away from the Performance activities, partially offset by the launch of our end-to-end technology offering enabled by the acquisition of Unruly in 2020.

Cost of revenues

	Year Ended December 31,		Change
	2019(1) (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Cost of revenues (Exclusive of Depreciation and Amortization)	$187,246	$59,807	$(127,439)	(68%)

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. If revenue for 2019 had been presented on a comparable basis to facilitate comparability, cost of revenues (exclusive of depreciation and amortization) for the year ended December 31, 2019 would be $69,945 thousand. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Cost of revenues (exclusive of depreciation and amortization) decreased by $127.4 million, or 68%, to $59.8 million for the year ended December 31, 2020 from $187.2 million for the year ended December 31, 2019.

This is primarily because effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our cost of revenue (exclusive of depreciation and amortization) would have decreased by $10.1 million, or 14%, to $59.8 million for the year ended December 31, 2020 from $69.9 million for the year ended December 31, 2019. This decrease was primarily driven by lowered costs due to our strategic shift away from the Performance activities, partially offset by the greater usage of hosting and data services in our core business.

Research and development expenses

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Research and development	$16,168	$13,260	$(2,908)	(18.0)%

Research and development expenses decreased by $2.9 million, or 18.0%, to $13.3 million for the year ended December 31, 2020, compared to $16.2 million for the year ended December 31, 2019. This decrease was primarily the result of decreases in (i) wages and salaries of $1.7 million attributable to the efficiencies and consolidation of our research and development efforts, (ii) the expense for research and development and engineering tools and services of $1.1 million and (iii) capitalized costs of $0.1 million.

Selling and marketing expenses

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Selling and marketing	$52,351	$68,765	$16,414	31.4%

Selling and marketing expenses increased by $16.4 million, or 31.4%, to $68.8 million for the year ended December 31, 2020 from $52.3 million for the year ended December 31, 2019. This increase was driven by (i) the wages, salaries and share-based payments of $13.9 million related to the Unruly acquisition, (ii) the share-based payment program of $3.3 million for our business managers and (iii) the salary increase of $1.3 million as a result of our business growth, which was partially offset by a decrease in marketing and other costs of $2.1 million driven by the efficiency improvements during the COVID-19 pandemic.

General and administrative expenses

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
General and administrative	$34,433	$29,678	$(4,755)	(13.8%)

General and administrative expenses decreased by $4.8 million, or 13.8%, to $29.7 million for the year ended December 31, 2020 from $34.4 million for the year ended December 31, 2019. This decrease was primarily driven by the decrease in (i) wages, salaries and share-based payments of $1.5 million, (ii) the recovery in 2019 of $4.1 million doubtful debts provision as a result of higher collection rates and (iii) employee related and other administrative costs of $0.4 million. This was partially offset by the increase in professional services and acquisition costs of $1.2 million.

Depreciation and amortization expenses

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Depreciation and amortization	$32,359	$45,187	$12,828	39.6%

Depreciation and amortization increased by $12.8 million, or 39.6%, to $45.2 million for the year ended December 31, 2020 from $32.4 million for the year ended December 31, 2019. This increase was primarily driven by an increase of (i) $7.5 million in amortization of the brand and domain name, customer relations and technology as a result of the acquisition of Unruly at the beginning of 2020, and (ii) $5.1 million in further amortization of the brand and domain name, customer relations and technology as a result of the acquisition of RhythmOne in the second quarter of 2019.

Net financial expenses

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Financial income	$(773)	$(445)	$328	42%
Financial expenses	1,088	1,862	774	71%

Financial expenses, net	$315	$1,417	$1,102	350%

Net financial expenses increased by $1.1 million, or 350%, to $1.4 million for the year ended December 31, 2020 from $0.3 million for the year ended December 31, 2019, primarily resulting from (i) the increase in the interest on ad spend liability of $2 million, (ii) the finance expenses of $0.7 million related to lease liabilities, (iii) bank fees of $0.2 million and (iv) currency exchange fluctuations of $0.4 million. This was partially offset by the income from derivative instruments of $2.2 million.

Tax benefit

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Tax benefit	$2,636	$9,581	$6,945	263%

Tax benefit increased by $6.9 million to $9.6 million for the year ended December 31, 2020 from $2.6 million for the year ended December 31, 2019, attributable to an increase in current tax benefit of $1.5 million and an increase in deferred tax benefit of $5.4 million, mainly relating to (i) intangible assets and research and development expenses of $1 million, (ii) carry-forward losses of $3 million, (iii) accrued expenses and deferred revenue of $5.0 million, and partially offset by (iv) employee compensation of $1.4 million and (v) doubtful debt provision of $2.2 million.

Profit for the year

	Year Ended December 31,		Change
	2019 (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Profit for the year	$6,224	$2,139	$(4,085)	(66)%

Profit for the year decreased by $4.1 million to $2.1 million for the year ended December 31, 2020 from $6.2 million for the year ended December 31, 2019, attributable to an increase in operational expenses of $23.5 million (mainly due to the increase of $16.4 million in selling and marketing expenses) and an increase in financing expenses, net of $1.1 million, offset by an increase of $13.6 million in revenue after subtracting cost of revenues (exclusive of depreciation and amortization) and tax benefits of $6.9 million.

Total comprehensive income for the year

	Year Ended December 31,		Change
	2019(1) (as reported)	2020 (as reported)	$	%
(in thousands, except for percentages)
Total comprehensive income for the year	$6,363	$4,975	$(1,388)	(22%)
Net profit margin	2%	2%

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, net profit margin for the year ended December 31, 2019 would be 3%. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Total comprehensive income for the year (net profit) decreased by $1.4 million to $5.0 million for the year ended December 31, 2020 from $6.4 million for the year ended December 31, 2019, attributable to the decrease in the profit for the year of $4.1 million, offset by the increase in foreign currency translation differences for foreign operation income of $2.7 million due to Unruly acquisition.

Net profit margin was stable at 2% of gross revenue for each of the years ended December 31, 2020 and 2019. If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our net profit margin would have decreased by 1%, to 2% for the year ended December 31, 2020 from 3% for the year ended December 31, 2019. This decrease primarily resulted from a decrease in total comprehensive income of 22% while revenues, as presented on a comparable basis, remained relatively stable.

Key Performance Indicators and Other Operating Metrics

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. In this section, we use the following terms:

“Programmatic” means our end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace; transactions in our Programmatic activities are executed in milliseconds and beginning in 2020, human intervention or discretion for execution has significantly decreased.

“Performance” means our non-core performance activities consisting primarily of mobile-based solutions that help brands reach their users; revenue generated in the Performance activities is contingent on the occurrence of performance-based metrics, such as app downloads and installations.

The following tables summarize the key performance indicators that we use to evaluate our business for the periods presented.

Programmatic and Performance Revenue by Media Type and Device

The following table summarizes the Programmatic and Performance revenue by selected media type and device for the years ended December 31, 2020 and 2019.

	2019 As Adjusted (Non-IFRS) Revenue			2020 Revenue
Yearly revenue matrix (unaudited, in thousands)	Programmatic	Performance	Group	Programmatic	Performance	Group
Video	$109,636	$0	$109,636	$143,390	$0	$143,390
CTV(1)	13%		13%	26%		26%
Mobile(1)	60%		60%	49%		49%
Desktop(1)	27%		27%	25%		25%

Display	$14,527	$84,296	$98,823	$18,235	$50,295	$68,530

Total Group	$124,163	$84,296	$208,459	$161,625	$50,295	$211,920

(1)	Percent of total Video revenue

The following table summarizes the Programmatic and Performance revenue by selected media type and device for the three months ended March 31, 2021 and 2020.

	Three Months Ended March 31, 2020			Three Months Ended March 31, 2021
Quarterly revenue matrix (unaudited, in thousands)	Programmatic	Performance	Group	Programmatic	Performance	Group
Video	$21,869	$0	$21,869	$50,854	$0	$50,854
CTV(1)	25%		25%	35%		35%
Mobile(1)	50%		50%	40%		40%
Desktop(1)	25%		25%	26%		26%

Display	$5,336	$11,407	$16,742	$4,834	$15,321	$20,155

Total Group	$27,204	$11,407	$38,611	$55,689	$15,321	$71,009

(1)	Percent of total Video revenue

Selected Device – CTV

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021	% Change
Revenue (in thousands)	$5,512	$17,606	219%
% of Programmatic revenue	20%	32%	—

CTV revenue increased by $12.1 million, or 219%, to $17.6 million for the three months ended March 31, 2021 from $5.5 million for the three months ended March 31, 2020. The increase was mainly attributable to the increase in our CTV partners’ utilization of our end-to-end platform.

	Year Ended December 31, 2019			Year Ended December 31, 2020	% Change
	Gross	Programmatic media cost(1)	As adjusted	Net	2020 vs. 2019 gross	2020 vs. 2019 adjusted - net
Revenue (in thousands)	$35,074	$(21,108)	$13,966	$36,820	5%	164%
% of Programmatic revenue	15%	—	11%	23%	—	—

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. In order to facilitate comparability of our results of operations, we excluded Programmatic media cost for 2019 to present 2019 revenue on a comparable basis. Programmatic media cost represents costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

CTV revenue increased by $1.7 million, or 5%, to $36.8 million for the year ended December 31, 2020 from $35.1 million for the year ended December 31, 2019. If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our CTV revenue would have increased by $22.9 million, or 164%, to $36.8 million for the year ended December 31, 2020 from $14.0 million for the year ended December 31, 2019. The increase was mainly attributable to the increase in our CTV partners’ utilization of our end-to-end platform.

Selected Media Type – Video

	Three Months Ended March 31, 2020	Three Months Ended March 31, 2021	% Change
Revenue (in thousands)	$21,869	$50,854	133%
% of Programmatic revenue	80%	91%	—

Video revenue increased by $29.0 million, or 133%, to $50.9 million for the three months ended March 31, 2021 from $21.9 million for the three months ended March 31, 2020. The increase was mainly attributable to the increased spending on our DSP platform driven by our strong expertise in digital video advertising.

	Year Ended December 31, 2019			Year Ended December 31, 2020	% Change
	Gross	Programmatic media cost(1)	As adjusted (non-IFRS)	Net	2020 vs. 2019 gross	2020 vs. 2019 adjusted - net (non-IFRS)
Revenue (in thousands)	$191,604	$(81,968)	$109,636	$143,390	(25%)	31%
% of Programmatic revenue	79%	—	88%	89%	—	—

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. In order to facilitate comparability of our results of operations, we excluded Programmatic media cost for 2019 to present 2019 revenue on a comparable basis. Programmatic media cost represents costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

Video revenue decreased by $48.2 million, or 25%, to $143.4 million for the year ended December 31, 2020 from $191.6 million for the year ended December 31, 2019. The decrease is primarily because effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019.

If revenue for 2019 had been presented on an as adjusted (non-IFRS) comparable basis to facilitate comparability, our Video revenue would have increased by $33.8 million, or 31%, to $143.4 million for the year ended December 31, 2020 from $109.6 million for the year ended December 31, 2019. The increase was mainly attributable to the increased spending on our DSP platform driven by our strong expertise in digital video advertising.

Other Key Financial Metrics

	Year Ended December 31,		Three Months Ended March 31,
	2019(1)	2020	2020	2021
IFRS measures
Revenue (in thousands)	$325,760	$211,920	$38,611	$71,009
Gross profit (in thousands)(4)	$121,769	$132,517	$20,346	$49,130
Total comprehensive income (loss)	$6,363	$4,975	$(16,892)	$12,038
Net profit margin(2)	2%	2%	(44)%	17%
Non-IFRS measures
As adjusted (non-IFRS) revenue (in thousands)(3)	$208,459	—	—	—
Contribution ex-TAC (in thousands)(4)	$164,038	$184,282	$32,112	$62,988
Adjusted EBITDA(5) (in thousands)	$60,411	$60,513	$547	$27,519
Adjusted EBITDA margin(5)	19%	29%	1%	39%

(1)

Effective January 1, 2020, we recognize revenue on a net basis for the Programmatic activity, which had been recognized on a gross basis historically, including for the year ended December 31, 2019. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition” for information regarding the revenue recognition presentation change.

(2)	If revenue for 2019 had been presented on an as adjusted (non-IFRS) basis to facilitate comparability, net profit margin for the year ended December 31, 2019 would be 3%.
(3)

For the year ended December 31, 2019, our audited revenue consists of (i) Programmatic revenue that is recognized on a gross basis (which includes the Programmatic media cost as defined below) and (ii) Performance revenue that is recognized on a gross basis (which includes the Performance media cost as defined below). For the year ended December 31, 2020, our audited revenue consists of (i) Programmatic revenue that is recognized on a net basis (which excludes the Programmatic media cost as defined below) and (ii) Performance revenue that is recognized on a gross basis. For information regarding the revenue recognition presentation change of our Programmatic revenue, see “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition”. We present as adjusted (non-IFRS) revenue to facilitate comparability solely for the year ended December 31, 2019, which excludes programmatic media cost.

(4)

Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance.

Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus both the Programmatic media cost (as defined below) and the Performance media cost (as defined below) (collectively, “traffic acquisition costs” or “TAC”), since we arrange for the transfer of such costs from the supplier to the customer through the use of our platform and do not control such features prior to transfer to the customer.

Contribution ex-TAC is included in this prospectus because it is a key metric used by management and our board of directors to assess our financial performance. Contribution ex-TAC or similar measures is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Contribution ex-TAC is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

The following table reconciles Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit:

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019	2020	2020	2021
Revenues	$325,760	$211,920	$38,611	$71,009
Cost of revenues (exclusive of depreciation and amortization)	(187,246)	(59,807)	(13,258)	(17,692)
Depreciation and amortization attributable to Cost of Revenues	(16,745)	(19,596)	(5,007)	(4,187)
Gross profit (IFRS)	121,769	132,517	20,346	49,130
Depreciation and amortization attributable to Cost of Revenues	16,745	19,596	5,007	4,187
Cost of revenues (exclusive of depreciation and amortization)	187,246	59,807	13,258	17,692
Programmatic media costs(a)	(117,301)	—	—	—
Performance media cost(b)	(44,421)	(27,638)	(6,499)	(8,021)

Contribution ex-TAC (Non-IFRS)	$164,038	$184,282	$32,112	$62,988

(a)	Represents the costs of acquiring publishers’ advertising space that is purchased by advertisers via our Programmatic end-to-end solution.
(b)	Represents the costs of purchases of impressions from publishers on a cost per thousand impression basis in our Performance activities.
(5)

Adjusted EBITDA is defined as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit (expenses), depreciation and amortization, stock-based compensation, restructuring and acquisition-related costs and other expenses (income), net. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. Adjusted EBITDA is a non-IFRS financial metric. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for information regarding the limitations of using Adjusted EBITDA as a financial measure.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is total comprehensive income (loss) for the period:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
(in thousands)
Total comprehensive income (loss) for the period	$6,363	$4,975	$(16,892)	$12,038
Foreign currency translation differences for foreign operation	(139)	(2,836)	2,633	836
Taxes on income	(2,636)	(9,581)	(2,583)	1,589
Financial expense (income), net	315	1,417	(888)	712
Depreciation and amortization	32,359	45,187	11,460	9,883
Stock-based compensation	15,809	14,490	5,228	2,341
Other expenses	—	1,700	—	—
Restructuring	5,500	4,637	1,081	120
Acquisition-related cost	2,840	524	508	—

Adjusted EBITDA	$60,411	$60,513	$547	$27,519

Contribution ex-TAC

Our contribution ex-TAC increased by $30.9 million, or 96%, to $63.0 million for the three months ended March 31, 2021 from $32.1 million for the three months ended March 31, 2020. The increase was mainly attributable to 105% increase in our Programmatic activities, from $27.2 million for the three months ended March 31, 2020 to $55.7 million for the three months ended March 31, 2021, which was mainly attributable to the continued growth trend in CTV, our self-serve platform as well as the DSP’s offerings in private marketplaces in the second half of 2020 as well as relatively lower increase in our Performance activities, from $4.9 million for the three months ended March 31, 2020 to $7.3 million for the three months ended March 31, 2021, which resulted from our strategic shift towards the Programmatic activities as the main growth driver.

Our contribution ex-TAC increased by 12% from $164.0 million for the year ended December 31, 2019 to $184.3 million for the year ended December 31, 2020. This was primarily driven by the 30% increase in our Programmatic activities, from $124.2 million for the year ended December 31, 2019 to $161.6 million for the year ended December 31, 2020, mainly attributable to the growth in CTV, our self-serve platform as well as the DSP’s offerings in private marketplaces in the second half of 2020. This was partially offset by the 43% decrease in our Performance activities, from $39.9 million for the year ended December 31, 2019 to $22.7 million for the year ended December 31, 2020, which resulted from our strategic shift towards the Programmatic activities as the main growth driver.

Adjusted EBITDA

Our Adjusted EBITDA increased by $27.0 million from $0.5 million for the three months ended March 31, 2020 to $27.5 million for the three months ended March 31, 2021. The increase was primarily driven by the full integration of Unruly’s offering and relations and the continued trend in the second half of 2020. In addition, our economy of scale and efficiencies translated most of the revenue increase directly into adjusted EBITDA.

Our Adjusted EBITDA remained largely unchanged at $60.5 million for the year ended December 31, 2020, compared to $60.4 million for the year ended December 31, 2019. This was primarily driven by the increase in our Programmatic activity, mainly attributable to the revenue growth in CTV, our self-serve platform as well as the DSP’s offerings in private marketplaces. This was offset by the decrease in our Performance activity. In particular, in the first half of 2020, our business was negatively impacted by the COVID-19 pandemic, which resulted in a decrease in advertising demand globally. As business promotion activities started to recover, the second half of 2020 saw a significant resurgence of advertising spend. Our Adjusted EBITDA for the six months ended December 31, 2020 increased approximately 33 times from the equivalent figure for the six months ended June 30, 2020, which represented a 51% year-over-year increase over our Adjusted EBITDA for the six months ended December 31, 2019. Consequently, our full year Adjusted EBITDA for 2020 remains intact, although some verticals have still not recovered, including travel, retail and hospitality. Adjusted EBITDA is a non-IFRS financial metric. For a discussion of the most directly comparable measure calculated in accordance with IFRS, see “—Results of Operations—Total comprehensive income for the year.”

Key Operating Metrics

	Year Ended December 31,		Three Months Ended March 31
	2019	2020	2020	2021
Active customers
Number of active customers(1)	931	889	1,021	914
Gross profit per active customer (in thousands)	$131	$149	$20	$54
Contribution ex-TAC(2) per active customer (in thousands)	$176	$207	$31	$69
Contribution ex-TAC retention rate(3)	—	112%	—	—
Active publishers
Number of active publishers(4)	877	1,444	952	1,553
Ad impressions
Number of ad impressions(5) (in millions)	45,175	53,839	7,868	19,052

(1)	An active customer is defined as an advertiser, agency, trading desk or third party DSP that has used our platform within a trailing 365 day period.
(2)

Contribution ex-TAC is defined as our gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus traffic acquisition costs, since we arrange for the transfer of such costs from the supplier to the customer through the use of our platform and do not control such features prior to transfer to the customer. Contribution ex-TAC is a non-IFRS financial metric. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for information regarding the limitations of using Contribution ex-TAC as a financial measure. See “—Other Key Financial Metrics” for reconciliation of Contribution ex-TAC to the most directly comparable IFRS financial performance measure, which is gross profit.

(3)

Contribution ex-TAC retention rate is defined as contribution ex-TAC generated in the year ended December 31, 2020 from the customers who were existing customers as of December 31, 2019 as a percentage of the contribution ex-TAC generated in the year ended December 31, 2019 from the same group of customers. Contribution ex-TAC retention rate is intended to provide an aggregated view of positive and negative changes for the same group of customers over a 12-month period, including customer attrition, customer renewal, service upgrades and service downgrades. We consider all of our revenue to be recurring. Information on contribution ex-TAC retention rate for the year ended December 31, 2019 is not provided as it is not comparable due to the acquisition of RhythmOne in 2019. Information on Contribution ex-TAC retention rate is not provided on a quarterly basis.

(4)	An active publisher is defined as a publisher or third-party SSP that has used our platform within a trailing 365 day period.
(5)	An ad impression is defined as each time an ad is displayed within our platform.

Liquidity and Capital Resources

As of March 31, 2021, we had cash of $103.5 million and a working capital, consisting of current operating assets less current operating liabilities, of $101.0 million. As of December 31, 2020, we had cash of $97.5 million and a working capital, consisting of current operating assets less current operating liabilities, of $85.5 million. We believe our existing cash and cash flow from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year Ended December 31,		Three Months Ended March 31,
(in thousands)	2019 (as reported)	2020 (as reported)	2020 (as reported)	2021 (as reported)
Net cash provided by operating activities	$45,073	$35,163	$10	$19,299
Net cash provided (used) by investing activities	19,438	4,919	6,302	(2,176)
Net cash used in financing activities	(52,793)	(22,367)	(3,804)	(10,548)

Net cash provided by operating activities

Net cash provided by operating activities was nil million for the three months ended March 31, 2020, which is derived from our loss for the period of $14.3 million, adjusted for non-cash adjustments of $10.4 million, including depreciation and amortization of $11.5 million and stock-based compensation of $5.2 million, and offset by gain on leases of $2.8 million, finance income of $0.9 million and tax benefit of $2.6 million. There was an additional $3.9 million cash provided, which includes a decrease in accounts receivable of $36.7 million, a decrease in accounts payable of $33.2 million, income taxes received, net of $0.5 million and interest paid, net of $0.1 million.

Net cash provided by operating activities was $19.3 million for the three months ended March 31, 2021, which is derived from our profit for the period of $12.9 million, adjusted for non-cash adjustments of $14.3 million, including depreciation and amortization of $9.9 million, stock-based compensation of $2.3 million and finance expense of $0.7 million and tax expense of $1.6 million, and offset by gain on leases of $0.3 million. In addition, there was $7.8 million cash used, which includes a decrease in accounts receivable of $11.1 million, a decrease in accounts payable of $19.7 million, income taxes received, net of $0.9 million and interest paid, net of $0.1 million.

Net cash provided by operating activities was $45.1 million for the year ended December 31, 2019, which is derived from our profit for the year of $6.2 million, adjusted for non-cash expenses of $42.1 million, including depreciation and amortization of $32.3 million, and stock-based compensation of $15.8 million, and offset by gain on leases of $2.7 million, gain on sale of business unit of $0.7 million and income tax of $2.6 million. There was an additional $3.3 million cash used, which includes a decrease in accounts receivable of $36.5 million, a decrease in accounts payable of $34.2 million, a decrease in employee benefit of $0.3 million, income taxes paid, net of $4.9 million and interest paid, net of $0.3 million.

Net cash provided by operating activities was $35.2 million for the year ended December 31, 2020, which is derived from our profit for the year of $2.1 million, adjusted for non-cash adjustments of $48.8 million, including depreciation and amortization of $45.2 million, finance expenses of $1.3 million, stock-based compensation of $14.5 million, income tax of $9.6 million, gain on lease contract change of $2.1 million, gain on sale of business unit of $0.5 million as well as a cash adjustment primarily attributable to an increase in accounts payable of $25.9 million, an increase in accounts receivable of $39.4 million, income taxes paid, net of $1.7 million and interest paid, net of $0.6 million.

Net cash provided by investing activities

Net cash provided by investing activities was $6.3 million for the three months ended March 31, 2020, which was primarily comprised of the acquisition of Unruly, net of cash acquired of $6.2 million, lease payment receipt of $0.6 million, repayment of loan of $0.8 million, and a change in pledged deposits of $0.1 million, partially offset by the acquisition and development of intangible assets of $1.2 million and the acquisition of fixed assets of $0.3 million.

Net cash used in investing activities was $2.2 million for the three months ended March 31, 2021, which is derived from acquisition and development of intangible assets of $1.3 million and the acquisition of fixed assets of $1.5 million, as well as a change in pledged deposits of $0.3 million, partially offset by lease payment receipt of $0.8 million and proceeds from sale of business unit of $0.1 million.

Net cash provided by investing activities was $19.4 million for the year ended December 31, 2019, and was primarily comprised of the acquisition of RhythmOne, net of cash acquired of $23.7 million, lease payment receipt of $1.7 million and a net decrease in pledged deposits of $0.8 million, partially offset by the acquisition and development of intangible assets of $5.7 million and the acquisition of fixed assets of $1.1 million.

Net cash provided by investing activities was $4.9 million for the year ended December 31, 2020 and was primarily comprised of the acquisition of Unruly, net of cash acquired of $6.2 million, lease payment receipt of $2.9 million, repayment of loan of $0.8 million, proceeds from sale of business unit of $0.2 million, and a net decrease in pledged deposits of $0.2 million, partially offset by the acquisition and development of intangible assets of $4.9 million and the acquisition of fixed assets of $0.6 million.

Net cash used in financing activities

Net cash used in financing activities was $3.8 million for the three months ended March 31, 2020, which is derived from leases repayment of $4.3 million, partially offset by proceeds from exercise of share options $0.5 million.

Net cash used in financing activities was $10.5 million for the three months ended March 31, 2021, which is derived from acquisition of own shares of $6.6 million and leases repayment of $2.8 million, as well as payment of call option liability of $1.3 million, partially offset by proceeds from exercise of share options of $0.2 million.

Net cash used in financing activities was $52.8 million for the year ended December 31, 2019, comprised of repayment of loan of $17.3 million, leases repayment of $12.6 million and buy back of shares of $24.7 million, partially offset by proceeds from exercise of share options of $1.8 million.

Net cash used in financing activities was $22.4 million for the year ended December 31, 2020, and was primarily comprised of leases repayment of $13.4 million and buy back of shares of $10 million, partially offset by proceeds from exercise of share options of $1.0 million.

Capital Expenditures

Our capital expenditures consist primarily of purchase of hardware and software. Our capital expenditures during the year ended December 31, 2020 were $1.8 million, a $0.1 million decrease compared to the year ended December 31, 2019. Our capital expenditures during the three months ended March 31, 2021 and March 31, 2020 were $0.3 million. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

Our significant contractual obligations as of December 31, 2020 are summarized in the following table:

Our significant contractual obligations as of March 31, 2021 are summarized in the following table:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 years	3 to 5 Years	Thereafter
(in thousands)
Lease liabilities	$18,411	$7,764	$5,294	$3,700	$1,653

Off-Balance Sheet Arrangements

During the periods presented, we did not engage in any off-balance sheet financing activities other than those disclosed in Note 19b to our audited consolidated financial statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates and interest rates, which are discussed in detail below.

Interest rate risk

We believe that we have no significant exposure to interest rate risk as we have no significant long-term loans. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign currency exchange risk

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of us and our subsidiaries at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated in to the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate as of the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to U.S. dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to U.S. dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in equity.

A LETTER FROM OUR CEO

From Vision to Reality

When I joined Tremor almost four years ago, we were at a cross-road, both in our business and in our target markets. It was time to reexamine our vision and rethink our market position, focusing on the future growth drivers of digital advertising where we have a competitive advantage – Video and CTV.

At its core, this vision included the assembly of a full end-to-end technology platform to transform us into a market leader. We strategically hand-picked companies and invested in building out our platform, connecting each of the components together and watched our vision come to life.

Three years and three major acquisitions later, we have managed to create one of the best end-to-end technology and business platforms in digital advertising. Our user-friendly and unique approach empowers customers to achieve their goals, and positions us at the technological forefront of the industry. Now that we have concluded the integration of our end-to-end platform, we are embarking on our next stage of strong organic growth and impressive profitability.

We have built a great company that is utilizing the strong tailwinds in our industry, which we believe will continue to support our success and provide additional growth opportunities in the years to come.

Our Team

The realization of our vision wouldn’t be possible without the talented, dedicated and thoughtful work of our team. We are led by a global and professional team with many years of experience in the adtech industry. We have worked together on a global scale for many years, fostering a culture that rewards innovation, collaboration and diversity. Our collaborative nature is strengthened by the fact that many of our team members have previously worked together, helping to boost our ability to work together as one strong team.

We welcome you to join us in this journey. We strongly believe that we have a lot of room to grow.

Ofer

BUSINESS

Our Mission

Our mission is to create an efficient automated marketplace for advertisers and publishers, utilizing advanced data driven technology, to enable the delivery of impactful brand stories to relevant audiences across the globe.

Overview

We are a global company offering an end-to-end software platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory. We use our proprietary technology to deliver impactful brand stories to target audiences through digital ad technology and advanced audience data. Our omni-channel capabilities deliver global advertising campaigns across all formats and channels, with an expertise in Video and CTV.

We believe there is a significant market opportunity within the approximately $455 billion global digital advertising market that is expected to grow at a CAGR of 11.4% through 2025, according to eMarketer. Digital publishers rely on advertising to support their businesses and brands, and advertisers use this medium to capture uniquely targeted and viewable impressions. We believe the digital advertising market remains fragmented and that our full service end-to-end software platform and vast expertise within Video and CTV puts us in a strong position to continue to increase our market share from traditional ad sales channels.

We believe that we are positioned to benefit from several trends in the evolving advertising ecosystem, including the proliferation of digital media consumption, adoption of programmatic advertising, a growing focus on premium formats such as Video and CTV, and the increasing sophistication of the overall digital landscape. We address the broad and evolving digital advertising market through our three core offerings, including a proprietary DSP solution that advertisers leverage to manage digital advertising campaigns, a proprietary SSP solution that publishers leverage to optimally monetize digital inventory and a proprietary DMP solution which is integrated with both our DSP and SSP solutions. Our versatile DMP solution benefits from vast amounts of data and provides optimal campaign recommendations for audience sets by employing advanced machine learning algorithms. The contextualization of the data synthesized by our DMP solution provides our advertisers with a comprehensive, personalized view of audiences, enabling more effective targeting across formats and devices and optimizes the monetization of publisher inventory. By combining these three proprietary solutions as well as integrations with industry leading partners, we provide an end-to-end software platform that is dynamic and flexible to our customers’ needs, which enables us to address more digital ad spend.

Our customers are both ad buyers, including brands and agencies, and digital publishers. Our platform included as of March 31, 2021, a diversified customer base of approximately 900 active customers and 1,450 active publishers with approximately 800 million unique users for the month ended March 31, 2021, which serves advertisements in over 100 countries.

We generate revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include (i) a percentage of spend, (ii) flat fees and (iii) fixed CPM.

The advertising industry was significantly impacted at the end of first quarter and throughout the second quarter of 2020 by the outbreak of the COVID-19 pandemic and the resulting economic uncertainty in the global economy, including in the United States (where the majority of our revenue is generated). As a result, advertising demand on our platform decreased significantly in the first half of 2020, as economic activity across most markets contracted and marketing budgets were reduced. However, as parts of the economy reopened at the end of the second quarter of 2020, the advertising industry and related spend responded with a robust recovery in the second half of 2020. Although certain industries, such as travel, retail and hospitality, continued to limit advertising spending over this period, other industries drove significant growth in advertising spending, particularly in Video (including CTV).

As a result, our Video revenue grew from $42.1 million in the six months ended June 30, 2020 to $101.3 million in the six months ended December 31, 2020. Our Video revenue growth included the rapid growth of CTV revenue over the same period, which grew from $11.0 million in the six months ended June 30, 2020 to $25.8 million in the six months ended December 31, 2020. This growth of Video (including CTV) revenue contributed to growth in Programmatic revenue of 30% for the year ended December 31, 2020 from the comparable as adjusted (non-IFRS) revenue basis for the year ended December 31, 2019.

Our total comprehensive income for the six months ended December 31, 2020 increased $64.1 million from the equivalent figure for the six months ended June 30, 2020 and represented a 219% year-over-year increase as compared to our total comprehensive income for the six months ended December 31, 2019. We generated $5.0 million and $6.4 million in total comprehensive income in the years ended December 31, 2020 and 2019, respectively. Our Adjusted EBITDA for the six months ended December 31, 2020 increased approximately 33 times from the equivalent figure for the six months ended June 30, 2020 and represented a 51% year-over-year increase as compared to our Adjusted EBITDA for the six months ended December 31, 2019. Additionally, we generated $60.5 million and $60.4 million in Adjusted EBITDA in the years ended December 31, 2020 and 2019, respectively, resulting in a cash position of $97.5 million as of December 31, 2020.

Our Industry

We operate in the digital advertising industry, which is a core pillar of monetizing digital properties accessible by the Internet. We specialize in digital video advertising, which collectively comprises 68% of our revenue for the year ended December 31, 2020, across mobile video, desktop video and CTV.

We believe the key industry trends shaping the digital advertising market include:

Continued Growth of Digital Media Consumption

Audiences continue to spend an increasing amount of time online for social, business and purchasing needs. We believe that the COVID-19 pandemic and the subsequent work-from-home and shelter-in-place orders accelerated the adoption of numerous traditionally offline activities to be conducted online, including telehealth, fitness classes, food delivery and e-commerce. As consumers continue to spend more time online for everyday activities, we believe that brands and advertisers will increasingly allocate ad budgets to where the audiences are. According to eMarketer, more than a third of the day is expected to be spent on digital media consumption by 2022. This mass of digital consumption is happening across all devices, including mobile, desktop, tablet and CTV. These trends will further increase both the supply and demand of available ad impressions that can be monetized programmatically.

Shift to Programmatic Advertising

Programmatic advertising is the use of software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. The transactions are executed in milliseconds and do not require the manual labor of execution. It is becoming increasingly prominent in the digital advertising industry, as publishers and advertisers prefer that their bids/asks for digital ad inventory be completed in an easy, efficient, and automated manner. Additional advantages of programmatic advertising include enhanced audience targeting, attribution, measurement as well as improved customized campaign management workflow solutions. According to eMarketer, programmatic advertising is expected to increase from $106 billion in 2019 to $147 billion by 2021, at a CAGR of 18%.

Data Driven Decision Making

As the digital media industry grows, increased consumer engagement by audiences has created vast amounts of data and behavioral insights that can be harnessed to maximize ROI for advertisers and optimize the monetization of digital inventory for publishers. These insights include industry compliant anonymized data sets relating to consumer interests, preferences and intent, as well as auction data of advertising bid requests. Technology solutions must efficiently and effectively digest, analyze and process an ever increasing amount of data seamlessly while navigating the increased requirements of regulatory challenges and audience protection.

Consumer Privacy and Regulatory Concerns

Over the last few years, there has been increased scrutiny concerning consumer data and the ways in which that data is being used in connection with ad targeting. Globally and locally, new legislation has been introduced and enforced that requires new industry rules and standards. Some of these regulations include the GDPR, the California CCPA and the forthcoming CPRA, and IDFA. Additionally, web browsers such as Safari and Firefox have also removed third-party cookies. These rules and regulations require all constituents within digital advertising to consistently adapt and evolve.

Our Market Opportunity

We believe that we are well positioned to capture the fastest growing and next wave of digital advertising, such as Video, including CTV, which reflects 68% of our revenue for the year ended December 31, 2020.

Global digital advertising spend is forecast to be $455 billion in 2021 and is expected to grow 11.4% per year to $700 billion by 2025, according to eMarketer. As advertisers follow audiences to next-generation mediums, digital advertising channels are expected to outpace growth of total global media ad spend. The increased Internet bandwidth in developing countries is acting as an additional tailwind, and the increasing proliferation of next-generation cellular technology in developed countries is driving video viewership. We believe these trends will amplify full-screen video usage, which has long been the preferred choice of advertisers. We expect these long-term, systemic shifts will enable us to grow at a faster rate compared to the broader digital advertising market.

Global Digital Advertising Spending2

(US$ bn)

Digital Video and CTV Advertising

We are addressing the fastest growing areas within digital advertising, Video and CTV, which are expected to grow at an accelerated rate compared to other formats. In the United States, where the majority of our revenue is generated, the growth rates and adoption of Video and CTV are expected to be even higher. According to eMarketer, U.S. CTV ad spend is projected to grow at a CAGR of 19.6% from 2021 to 2025, reaching $27.5 billion. U.S. Video ad spend is projected to grow at a CAGR of 15.5% from 2021 to 2025, reaching $98.5 billion. Additionally, the number of digital video viewers worldwide is expected to reach 3.47 billion people by 2024.

Linear TV budgets are also shifting towards digital video and CTV, further driving demand for these premium ad formats. These overarching market trends underpin our strategic shift to focus on these segments of digital advertising, which given the proliferation of smart TVs and the increasing number of streaming providers, will remain an exciting growth segment.

Mobile Advertising

The number of consumers with smart phones and high speed internet quality are expected to continue rising, which will make mobile advertising a prominent channel within digital. According to eMarketer, U.S. mobile ad spend is projected to grow at a CAGR of 12.4% from 2021 to 2025, reaching $208 billion.

Our Role in the Digital Advertising Ecosystem

Advertisers and Agencies

Spending begins with advertisers, who often engage advertising agencies to help plan and execute their advertising campaigns. To better control and optimize their advertising operations, advertisers and agencies are consolidating spend with fewer, larger technology platform providers who can deliver transparency and ensure the highest level of inventory quality and control. These advertisers and agencies access our platform through Tremor Video and third-party DSPs. We believe our end-to-end technology platform and direct relationships with advertisers and agencies will lead to significant consolidation of spend onto our platform.

[2]	eMarketer, March 2021.

Demand Side Platforms (“DSP”)

Advertisers and agencies often engage DSPs, which serve as advertising demand aggregators, to execute their digital marketing campaigns across various ad formats. We offer both full-service and self-managed options through our DSP, enabling highly customized and robust campaigns. We are also integrated with the leading DSPs globally, such as The Trade Desk and Google DV360, enabling customers to execute real-time transactions with our publisher clients.

Supply Side Platforms (“SSP”)

SSPs such as ours are designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary software code and requirements for programmatic integration. Buyers and sellers come together through our marketplace to monetize, target, and purchase available digital advertising inventory. Our platform rapidly and efficiently processes significant volumes of advertising bid information, providing a seamless digital experience for our customers. Traditionally, SSPs have focused exclusively on the needs of sellers in this process and have limited their interactions with buyers to the buyer’s agent, the DSP. As buyers have sought greater control of their advertising supply chains, we have extended the capabilities of our specialized software platform over the last several years to serve the needs of advertisers and agencies.

Publishers and Content Providers

Digital publishers and app developers create websites, digital content and applications that contain content/mediums for consumption for users, along with adjacent viewable space for digital advertisements. As consumers navigate these websites and apps, individual ad impressions are presented to them across different formats/channels. These impressions are typically sold to advertisers and agencies programmatically, in real-time via a third-party technology infrastructure platform or SSP solution. Publishers and app developers rely on advertising revenue as the key driver for their businesses and depend on the capabilities of these third parties in order to achieve optimal yield for their advertising inventory. As of December 31, 2020, we served approximately 1,450 active publishers worldwide on our platform, consisting of 21,000 active sites and apps that we have direct access to publish an ad for our customers.

Our Strengths

We believe the following attributes and capabilities provide us with long-term competitive advantages:

Established Expertise in Video and CTV

We believe Video, including CTV and mobile video are the fastest growing segments of digital advertising, and they constitute 68% of our total revenue for the year ended December 31, 2020 (72% for the three months ended March 31, 2021) and 89% of our revenue without performance activity for the year ended December 31, 2020 (91% for the three months ended March 31, 2021). We were one of the first movers in the digital video advertising and CTV markets, giving us early traction and recognition as a leader in the space. Our platform was intentionally built as an end-to-end video campaign delivery solution.

End-to-End Platform with Proprietary Technology

We leverage our advanced technology stack to enable advertisers and publishers to maximize their ROI, while optimizing the path between audiences and brands by leveraging our proprietary data sets. We believe we have a competitive advantage by overseeing the entire ecosystem through our proprietary data, unique demand and supply sources and access to premium vendors. As a technology first solution, we have the flexibility of an agnostic platform capable of integrating with different third-party sources to service our customers.

Scale and Reach on the Audience, Advertiser and Publisher

Our platform currently accommodates over 100 billion daily ad requests, approximately 500 terabytes of daily data, approximately 250 million daily ad impressions and more than 100 million daily unique sites or apps. This gives us scale with publishers and provides access to direct and exclusive supply of premium advertising inventory, which allows for our advertising customers to avoid intermediaries and reduce costs. Operating an end-to-end platform enables us to minimize the loss of scale typically seen when two independent platforms are user-syncing with each other. This helps us maintain high scalability on buying strategies leveraging audience targeting.

Robust Data Set Fully Integrated Into and Generated by Our Platform

Our proprietary DMP is a flexible platform that can be easily integrated across various campaigns and formats. Our DMP leverages first-party data and third-party partnerships to identify and reach curated audiences, benefiting both our advertising and publisher customers. Our platform provides artificial intelligence in the form of machine learning algorithms and statistical models to aggregate and analyze vast amounts of data and contextualizes it into easily usable action items, which can be used across campaigns in real-time.

Our machine learning algorithms enable us to process millions of requests per second which supports several of the optimization and prediction models in our platform including invalid traffic monitoring, viewability, queries per second, bidding and pricing models. These machine learning capabilities help our customers achieve their key performance indicators, optimize cost of media and protect against invalid traffic. Additionally, our DMP utilizes machine learning algorithms to build and expand segments in real time.

Management Team of Industry Veterans with Extensive Expertise

Our senior management has an extensive background in the advertising technology industry, which we believe gives us a competitive advantage. We have vast experience in acquiring synergistic businesses and a strong track record of integrating successful acquisitions, further driving growth and profitability.

Profitable Business Model

We have been Adjusted EBITDA and total comprehensive income profitable since 2014 and continue to improve our cost structure. As of the year ended December 31, 2020, our net profit margin was 2% and our Adjusted EBITDA margin was 29%. Our structural cost advantages enable us to continuously invest in driving innovation, while delivering both top line revenue growth and profitability.

Our Growth Strategy

We believe that programmatic advertising is still an underpenetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and digital continues to shift towards programmatic execution. We intend to capitalize on these secular trends by pursuing growth opportunities that include:

Focus on Core Areas of Growth in Video and CTV

CTV is the fastest growth format within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of 19.6% from 2021 to 2025, and Video is expected to grow at a CAGR of 15.5%, reaching $98.5 billion by 2025. Digital video (including CTV) comprises 79% of our revenue without performance activity for the year ended December 31, 2020, and has been a core focus for us since inception. We plan to leverage our existing expertise in Video (including CTV) to increase our market share and introduce new technologies and solutions.

Introduce New Products and Invest in our Technology Stack

As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, audience targeting, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities.

We are providing customers with creative alternatives to plan and execute their campaigns giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem.

There is market movement away from cookie-based tracking which has created an increase in demand for alternate solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as IdentityLink and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as the industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions.

Strengthen Our Relationship with Existing Customers

We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and brands and publishers continue to focus on Video (including CTV), we are strongly positioned to increase our customer base and generate additional revenue from existing customers.

Expand Our International Footprint and United States Market Share

We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services.

Continue to Bolster our Data Capabilities

We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/inventory. Our DMP solution was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary DMP solution, we are able to provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI to our advertisers and optimal yield on digital inventory to our publishers.

Leverage our Industry Expertise and Target Select Acquisitions

We have been successful in past acquisitions and may direct our industry experience and focus to identify future complementary acquisitions to further broaden our scale and technology solutions. To the extent we identify attractive acquisition opportunities, we have the experience, leadership and track record to successfully execute strategic transactions and integrate acquired businesses into our platform.

Our Solution and End-to-End Technology Platform

Our Solution

Our end-to-end platform is a comprehensive software suite that supports a wide range of media types (e.g., Video, display, etc.) and devices (e.g., mobile, CTVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers are able to purchase high quality advertising inventory from publishers at scale. Our solutions offer many advantages, including an advanced real-time bidding auction optimization engine, a quality and global marketplace, and flexibility to enact concurrent campaign strategies that drives strong returns for investments in digital ad real estate.

Our platform handles over 100 billion daily ad requests, approximately 500 terabytes of daily data and approximately 250 million daily ad impressions. Each transaction is processed in a fraction of a second (55ms on average) and powered by our real-time bidding engine, which leverages thousands of private servers and infrastructure in three strategically located data centers located in the United States, Europe and Asia Pacific.

Key Components of our platform include:

•

Demand Side Platform – We offer a self-service DSP solution for advertisers and their agencies to efficiently and intuitively manage omni-channel campaigns. We also offer a full-service option to agencies in addition to our self-service DSP solution. Our DSP solution provides access to wide reaching and high quality inventory, audience targeting and advanced reporting to optimize advertising campaigns, improve ROI and gain deep insights and analytics into brand engagement.

•

Data Management Platform – We offer a fully integrated DMP solution that sits at the center of our platform that unlocks the power of data flowing through our DSP and SSP solutions. Our DMP enables advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns. Our DMP provides insights and recommendations pertaining to geographic, behavioral and demographic data, among others in one unified solution. We believe an integrated DMP is a key component to the marketplace because it enables advertisers and publishers to use and activate data to target audiences with more accuracy across a number of different channels.

•

Supply Side Platform – We offer a self-service SSP solution for digital publishers to sell their online ad placements via a real-time bidding auction across all screens including mobile, CTVs, streaming devices and desktops. Our SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization.

•

Analytics/Artificial Intelligence - We collect, synthesize and analyze the data sets across our platform through extensive artificial intelligence technologies and advanced machine learning capabilities. These recommendations ultimately provide key insights into valuable ad impressions and forecasts for auction behavior. We believe these technologies drive optimal results for our advertisers and publishers.

Demand-Side Platform (“DSP”)

Key features of our DSP include:

•	Comprehensive, insightful and modern self-service interface that intuitively supports the needs of advertisers and enables them to operate and implement strategies effectively and independently.

•	Superior artificial intelligence-based real-time bidding models, to drive efficient buying and meet our customers’ key performance indicators.

•	Enables seamless access to and integration of an advertisers’ own first-party data, our proprietary data and a wide list of premium third party data segments.

•

Meaningful forecasting and reporting tools, our DSP can accurately measure how many households and unique users an advertising campaign are able to reach through any targeting initiatives to ensure campaign strategies are achievable.

•

Robust omni-channel reporting which enables advertisers to analyze across device and channel campaign effectiveness against various key performance indicators with the ability to compare their statistics through various comprehensive benchmarks.

•	Access to our creative studio (tr.ly) with deep expertise to support a variety of creative needs and ideas to enrich messaging and consumer engagements.

•	Data and Brand Surveys that provide meaningful information for advertisers to evaluate brand lift and behavioral and emotional engagement.

•

Our proprietary brand safety technology uses a combination of machine-learning and propriety algorithms as well as data ingestion from industry-leading verification providers to develop and maintain dynamic block lists and a scoring mechanism to grade our traffic before, during and after ad requests are made.

Supply-Side Platform (“SSP”)

Key features of our SSP include:

•

Comprehensive and highly intuitive self-service platform which enables publishers to easily integrate into our ecosystem, manage their digital inventory, access reporting and insights and transact with their programmatic buyers through private marketplace deals. Once integrated with our SSP solution, publishers also benefit from our unique and differentiated demand available through our proprietary DSP solution and additionally through demand facilitation initiatives driven by our global sales force.

•

Connection to the world’s largest DSPs and compatibility with most AdAge top 100 brands. Our SSP solution delivers over 6 billion advertisements to viewers every month and optimizes content for different formats, builds effective custom audiences and delivers impressive ROI at scale.

•	Omni-channel marketplace with access to approximately 1,450 active publishers across the globe and exclusive access to News Corp digital advertising inventory.

•	Industry-leading forecasting analytics and data-driven yield optimization tools to maximize inventory monetization and delivers impressive ROI at scale.

•

Enables publishers to customize their experience through the ability to opt out of certain ad verticals or specific advertisers in order to customize demand for their media and manage channel conflicts.

•

Support for all major integration types, including open real-time bidding, header-bidding solutions, as well as our proprietary client-side solutions, including our video player, giving publishers the flexibility of choosing the methods through which they want to offer their ad inventory to advertisers.

Data and Data Management Platform (“DMP”)

Key features of our DMP include:

•

Audience segments that are generated directly within our platform, leveraging a collection of first and third party data sets, including strategic data partnerships. Our platform also enables advertisers and publishers to connect and leverage their own first party data for activation across our ecosystem. Based on our platform’s statistical models, we are able to uncover deep insights from behavioral data, feeding into a machine learning platform that allows us to achieve our advertisers’ and publishers’ performance metrics.

•	Ability for advertisers and publishers to layer custom data segments against their campaigns and private marketplace deals.

•

Includes unique data driven insights available through our self-service user interfaces or custom built and curated by our team, along with the ability for advertisers and publishers to forecast scale, reach and media cost against the audiences they are looking to target.

•	Provides for audience driven creative optimization, combining the power of the DMP with our proprietary creative platform (tr.ly).

•

Specific focus and expertise around contextualizing linear TV retargeting data activation and repurposing for digital insights, providing advertisers strong content retargeting, insight and attribution capabilities on digital formats.

•

Our EQ product, fully integrated into our DMP, is a proprietary emotional analytics tool that provides advertisers the data they need to maximize the emotional, social and business impact of their advertising.

•

Our EQ product compiles surveys along with facial recognition of users to see how those individuals responds to questions or advertising, which further engages targeting for our advertisers’ campaigns.

Our Customers

Our customers consist of blue-chip global brands and advertising agencies on the demand side and high quality publishers on the supply side across several industries, including retail, entertainment, consumer, financial services, healthcare and more. We had approximately 900 active customers for the year ended December 31, 2020 including prominent members of the U7 Council such as American Express, GSK, P&G, Unilever and others.

On our demand side, we have brands and agencies using our self-service offering, our own managed services offering and third-party DSP integrations. Buyers and advertisers transact through these tools. On the supply side, we service digital publishers, app developers and subscribers to our self-serve platform.

We enter into contracts with our customers either through MSAs or insertion orders. An insertion order is an agreement entered into by an advertiser and publisher to govern the terms of running a campaign. Our customers typically enter into MSAs with us that give users access to our platform. These MSAs typically have one year terms that renew automatically, unless earlier terminated. We benefit from stable relationships, with approximately 80% of our revenue for the year ended December 31, 2020 derived from clients who have been with us for more than two years.

We have long standing relationships with our customer base. Our customers repeatedly use our platform, illustrated by our Contribution ex-TAC retention rate of 112% in the year ended December 31, 2020. In addition, our customers typically grow their use of our platform over time.

Our Competition

We have a number of competitors that operate in segments of our business, but few of our competitors provide the full end-to-end technology solution that we offer.

We believe that our long track record and expertise in the digital advertising industry gives us significant advantages with regards to platform development and expertise, as well as a long development lead ahead of new entrants. We also believe that we compete primarily based on the performance of campaigns running on our platform, capabilities of our platform, our identity resolution capabilities, our omni-channel capabilities and our advance reporting and measurement capabilities.

On the demand side, companies such as Roku Inc., Viant Technology, Inc., Samsung, Inc. and MediaMath are some of our key competitors

On the supply side, companies such as Magnite, Inc. and PubMatic, Inc. are our main competitors, all of which compete to provide publisher inventory to advertisers.

We believe the principal competitive factors in our industry include the following:

•	proven technology, software-as-a-service offering and optimization capabilities;

•	omni-channel execution;

•	quality and scale of digital inventory and demand;

•	depth and breadth of relationships with brand advertisers, premium publishers and agencies;

•	full suite of viewability, measurement, verification and brand safety offerings;

•	flexible pricing; and

•	transparency in the ecosystem.

We believe that we compete favorably with respect to all of these factors and are well positioned as a full service end-to-end platform catering to both advertisers and publishers.

Technology and Development

Our business model enables us to invest into our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both our advertisers and publishers in real time. We are committed to innovative technologies and rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased volume of advertising spend and our international expansion. Our technology and development team is based in the United States and Israel. As of December 31, 2020, research and development expenses accounted for 21% of our operating expenses.

Sales and Marketing

As an end-to-end platform, we have highly qualified teams dedicated to acquiring new premium advertising and publisher customers. These teams focus on selling access to our platform through self-serve and managed service offerings. Our global sales and marketing team consists of approximately 180 employees as of December 31, 2020 and takes a hands-on approach to both new and existing advertiser and publisher relationships.

We have dedicated teams focused on post-sale customer support. Our client success team onboards advertisers and liaises directly with the customer on a regular basis to optimize delivery against key performance indicators and help meet their goals throughout the campaign life-cycle. Our publisher operations team onboards publishers and engages directly with the customer to support their needs and effectively monetize inventory. We expect to continue to expand our sales and marketing and customer support teams as we expand into new industry verticals and geographical markets.

Our Team and Culture

As part of our track record of successfully integrating acquisitions, we pride ourselves on bringing together new teams under one culture, which is based on the ideal that “everything is possible.”

Our management team encourages employees to share their feedback, ideas and thoughts by promoting a transparent organizational culture and an open door policy. We also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions.

We communicate and build relationships with external stakeholders via our marketing efforts, including social media, events, public relations, direct marketing and online advertising among other initiatives. We have a

“People & Culture” program, which provides employees with volunteer opportunities in the community, particularly focused on education, such as tutoring at risk youth and collaborating with schools serving underprivileged communities. We as a company also regularly donate to voluntary associations.

Our employees tend to be long tenured for our industry, with an average tenure of the leadership team of approximately four years and more than three years across all employees. We believe we attract talented employees to our company and sophisticated customers to our platform in large part because of our vision and unwavering commitment to using cutting-edge technologies to create products that help advance the advertising industry.

As of December 31, 2020, we had 564 employees globally.

Intellectual Property

Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies, and own more than 50 patents. We rely upon common law protection for certain marks, such as “Tremor” and “Tremor Video.”

We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

Privacy and Data

Modern consumers use multiple platforms to learn about and purchase products and services, and consumers have come to expect a seamless experience across all channels. This challenges marketing organizations to balance the demands of consumers and the most effective advertising techniques with responsible, privacy-compliant methods of managing data internally and with advertising technology intermediaries.

In the United States, both state and federal legislation govern activities such as the collection and use of data by companies that engage in digital advertising like us. Also, because our platform reaches users throughout the world, some of our activities may also be subject to foreign legislation. As we continue to expand internationally, we will be subject to additional legislation and regulation, and these laws may affect how we conduct business.

The U.S. Congress and state legislatures, along with federal regulatory authorities, have increased their attention on matters concerning the collection and use of consumer data, including relating to internet-based advertising. Data privacy legislation has been introduced in the U.S. Congress, and California has enacted the CCPA and the forthcoming CPRA. State legislatures outside of California have proposed, and in certain cases enacted, a variety of types of data privacy legislation. Many non-U.S. jurisdictions have also enacted or are developing laws and regulations governing the collection and use of personal data.

Additionally, U.S. and foreign governments have enacted or are considering enacting legislation that could significantly restrict our ability to collect, augment, analyze, use and share data collected through cookies and similar technologies, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tools to track people online. In the United States, the FTC has commenced the examination of privacy issues that arise when marketers track consumers across multiple devices, otherwise known as cross-device tracking. In addition to the requirements relating to cookies or similar technologies described in the section “Risk Factors—Risks Relating to Legal or Regulatory Constraints—We are subject to laws and regulations related to data privacy, data protection, and information security, and consumer protection across different markets where we conduct our business, including in the United States, the EEA and the United Kingdom and industry requirements and such laws, regulations, and industry requirements are constantly evolving and changing. Our actual or perceived failure to comply with such laws and regulations could have an adverse effect on our business, results of operations and financial condition”, in the European Union and the United Kingdom, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology.

Additionally, our compliance with our privacy policy and our general consumer data privacy and security practices are subject to review by regulatory bodies such as the FTC, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and representations or material omissions therein.

Certain State Attorneys General in the United States may also bring enforcement actions based on comparable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General may bring enforcement actions for violations of the CCPA, as modified by the Attorney General’s enforcement guidelines. When we receive bid requests that include an opt-out signal, we do not sell personal information, as defined by the CCPA. We have also adopted the DAA CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of sale of their data, and have signed the IAB Limited Service Provider Agreement that imposes service provider obligations for certain opted-out bid requests. These IAB frameworks are designed to facilitate compliance with the CCPA although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for data privacy violations on a per-incident basis, and the industry faces an uncertain compliance burden as our partners and publishers work to become compliant with the law. Also, the CPRA, once it takes effect in January 2023, will impose additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt-outs for certain uses of sensitive data and sharing of personal data.

Virginia recently enacted the Virginia Privacy Act, the second comprehensive state privacy law since California voters passed the CCPA (and the subsequent CPRA). We expect the trend of enacting new and comprehensive privacy legislation to continue not only in the US but also around the globe.

To protect against unlawful content (advertiser and publisher), we include restrictions on content in our terms and conditions. We also manually review the websites of new publisher partners and use third party software to screen impressions we acquire through advertising exchanges.

Legal Proceedings

We may from time to time, be party to legal or regulatory proceedings arising in the ordinary course of business. Defending any such legal proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

On May 18, 2021, our subsidiary Tremor Video, Inc. (“Tremor Video”) filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York. The action is captioned Tremor Video, Inc. v. Alphonso, Inc., Index No. 653266/2021, and asserts claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. The lawsuit arises out of Alphonso’ breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (“Security Agreement”) with Tremor Video, along with related misconduct. Tremor Video is seeking damages and other relief, including an order foreclosing on Alphonso’ collateral under the Security Agreement, from the Court. See “Risk Factors—Risks Relating to Legal or

Regulatory Constraints—We face potential liability and harm to our business based on the nature of our business and the content on our platform and we are, and may be in the future, involved in commercial disputes with counterparties with whom we do business.”

Facilities

Our headquarters are located in Tel Aviv, Israel where we occupy facilities totaling approximately 11,800 square feet under a lease that expires in May 2024. In addition, we have key locations in New York, Los Angeles and Chicago in the United States, as well as international locations in the United Kingdom, Japan, Singapore and Australia. These locations support our key business functions including sales and marketing, customer support, business development, engineering, product development and infrastructure support. We believe that our current facilities are suitable to meet our existing needs.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors as of the date of this prospectus:

Name	Position
Executive Officers
Ofer Druker	Chief Executive Officer and Director
Sagi Niri	Chief Financial Officer and Director
Yaniv Carmi	Chief Operating Officer and Director

Directors
Christopher Stibbs	Non-Executive Chairperson
Rebekah Brooks	Non-Executive Director
Norm Johnston	Non-Executive Director
Neil Jones	Senior Non-Executive Director
Joanna Parnell	Non-Executive Director
Lisa Klinger	Non-Executive Director

Executive Officers

Ofer Druker. Ofer Druker has served as our Chief Executive Officer and as a member of our board of directors since April 2019 following the completion of the merger with RhythmOne. From November 2017 to April 2019, Mr. Druker served as our Executive Chairman of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd., a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic.

Sagi Niri. Sagi Niri has served as our Chief Financial Officer since March 2020 and as a member of our board of directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel.

Yaniv Carmi. Yaniv Carmi has served as our Chief Operating Officer since March 2020 and as a member of our board of directors since 2014. Mr. Carmi previously served as our Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University.

Directors

Christopher Stibbs. Christopher Stibbs has served as a member of our board of directors since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. Until August 2019, he served as Chief Executive of The Economist Group (the “Economist Group”). Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson and Incisive Media. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers, currently has a non-executive role at Oxford University Press and is Chairman of Times Higher Education.

Rebekah Brooks. Rebekah Brooks has served as a member of our board of directors since June 2020. Ms. Brooks is Chief Executive of British newspaper publisher News Corp UK and Ireland, part of News Corp, a position she has held since 2015, having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non-Executive Director of PA Group, the parent company of the Press Association.

Norm Johnston. Norm Johnston has served as a member of our board of directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he has held since April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP and GroupM’s Mindshare, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever, Nestle and American Express. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business.

Neil Jones. Neil Jones has served as a member of our board of directors since 2014. Mr. Jones is currently Chief Operating Officer and a member of the board of directors of Huntsworth plc, a healthcare communications and public relations group, which is listed on the Main Market of the London Stock Exchange. Between February 2016 and October 2019, Mr. Jones held the position of Chief Financial Officer at Huntsworth plc. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Group Finance Director at Tarsus Group plc, and prior to that, he spent five years as Finance Director (Europe) at Advanstar Communications. Mr. Jones has a B.A. in Economics from the University of Manchester and completed the ACA in July 1990 with Price Waterhouse.

Joanna Parnell. Joanna Parnell has served as a member of our board of directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and cross-platform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006.

Lisa Klinger. Lisa Klinger has served as a member of our board of directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, Ms. Klinger was Chief Financial Officer at Ideal Image Development Corp, one of the largest cosmetic and aesthetic services providers in the United States, between 2018 and 2019, and prior to that she held the role of Chief Financial and Administrative Officer between 2016 and 2017 at Peloton Interactive Inc., the American exercise equipment and media company. Ms. Klinger has also held senior finance roles at Fresh Market Inc., where she was Executive and Vice President, Chief Financial Officer for three years, as well as at Michaels Stores Inc., where she was Senior Vice President, Finance and Treasurer for four years, and Acting Chief Financial Officer. Ms. Klinger is currently a member of the board of directors and the chair of the audit committee of Emerald Holding Inc. (NYSE:EEX), a leading operator of B2B trade shows in the United States, and a member of the board of directors of PartyCity HoldCo Inc. (NYSE:PRTY), a party goods retailer in North America. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University.

Corporate Governance Practices; External Directors

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law, including the requirement to appoint at least two external directors to the board of directors. However, pursuant to regulations promulgated under the Companies Law, companies with shares or ADSs traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). These regulations however do not permit an Israeli company whose shares are only traded on AIM, a market of the London Stock Exchange, to “opt out” from such Companies Law requirements. Accordingly, until this offering we were not able to “opt out” from such requirements, and our board of directors included three external directors, and we have complied with the related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

In connection with this offering and the listing of our ADSs for trading on Nasdaq, we elected to “opt out” from such requirements of the Companies Law effective upon the closing of this offering, and our three external directors, Neil Jones, Joanna Parnell and Lisa Klinger, will become regular directors, except that their current term of office shall expire at the 2023 annual general meeting. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares or ADSs are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

After the closing of this offering, we will be a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. As permitted under the Companies Law, pursuant to our amended and restated articles of association to be effective upon the closing of this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law who hold at least 25% of the voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders), instead of 33 1/3% of the issued share capital as required under the corporate governance rules of Nasdaq. We otherwise intend to comply with the rules generally applicable to U.S.

domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Board of Directors

Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our amended and restated articles of association to be effective upon the closing of this offering, the number of directors on our board of directors will be no less than four and no more than nine directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors will be for a term of office that expires on next annual general meeting following such election or re-election, except that, in accordance with Israeli law, the current term of office of our directors — Neil Jones, Joanna Parnell and Lisa Klinger, who served as our external Directors in accordance with Israeli law until this offering, shall expire at the 2023 annual general meeting.

Our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a majority of the voting power represented at the general meeting in person or by proxy and voting on the election of directors provided that if the number of nominees so elected exceeds the number of directors that are proposed by the board of directors to be elected, then as among such elected nominees the election shall be by a plurality of the votes cast. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Chairperson of the Board

Our amended and restated articles of association to be effective upon the closing of this offering provide that the chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Lisa Klinger serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that each of and Neil Jones is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of                  and include:

•	retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

•

overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•

recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•

identifying irregularities in our business administration by among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;

•

reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee.

Listing Requirements

Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least three independent directors.

Our compensation committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Neil Jones serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

•	making recommendations to the board of directors with respect to the approval of the compensation policy for office holders;

•	reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others:

•	recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•

reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•

administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

•

the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•

if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•

if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•

with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company;

•

the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•

a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy was last adopted by our compensation committee, board of directors and shareholders on April 30, 2021 and will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Sustainability, Nominating and Governance Committee

Our sustainability, nominating and governance committee consists of Neil Jones, Joana Parnell and Christopher Stibbs. Christopher Stibbs serves as chairperson of the committee. Our board of directors has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board; and

•

establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

•

at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer or an executive officer who also serves as a director) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders, provided that:

•

at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation that is inconsistent with the compensation policy). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. Such waiver does not preclude the need for approval of the compensation of a chief executive officer candidate who also serves as a member of the board of directors, and his or her compensation terms as chief executive officer must be approved in accordance with the rules applicable to approval of compensation of directors.

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2020 was approximately $                 million. This amount includes approximately $                 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2020, (i) options to purchase                  ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $                 per ordinary share, and (ii)                 RSUs granted to our executive officers and directors were outstanding under our equity incentive plans.

Non-Executive Directors

We currently pay the chairman of our board of directors an annual cash retainer of £150,000 (approximately $                 ) and each of our other non-executive directors an annual cash retainer of £43,000 (approximately $                 ). In addition, we pay the chair of each of our audit committee and compensation committee an annual cash retainer of £7,000 (approximately $                 ), and we pay our senior non-executive director, Neil Jones, an additional annual cash retainer of £5,000 (approximately $                 ).

Executive Officers

Chief Executive Officer and Executive Director. Effective upon the closing, we will pay Ofer Druker, our Chief Executive Officer and executive director, an annual base salary of $720,000, and he is eligible to an annual bonus equal to up to 100% of his annual base salary (or $720,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Druker is also entitled to a special bonus of $500,000 upon completion of this offering.

Our compensation committee, board of directors and shareholders approved to grant to Mr. Druker, effective upon the closing of this offering, 2,625,000 RSUs and 1,125,000 performance share units (“PSUs”) pursuant to our 2017 Equity Incentive Plan (the “2017 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Druker continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Druker continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company.

Chief Operating Officer and Executive Director. Effective upon the closing, we will pay Yaniv Carmi, our Chief Operating Officer and executive director, an annual base salary of $600,000, and he is eligible to an annual bonus equal to up to 80% of his annual base salary (or $480,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is also entitled to a special bonus of $500,000 upon completion of this offering, and to a special bonus of £300,000 (or $                 ) in the event of a company sale (or a pro rata portion in the case of a partial sale).

Our compensation committee, board of directors and shareholders approved to grant to Mr. Carmi, effective upon the closing of this offering, 1,155,000 RSUs and 495,000 PSUs pursuant to our 2017 Plan. The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the company.

Chief Financial Officer and Executive Director. Effective upon the closing, we will pay Sagi Niri, our Chief Financial Officer and executive director, an annual base salary of NIS 1,200,000 (approximately $365,000), and he is eligible to an annual bonus equal to up to 82% of his annual base salary (or $300,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Niri is also entitled to a special bonus of $500,000 upon completion of this offering.

Our compensation committee, board of directors and shareholders approved to grant to Mr. Niri, effective upon the closing of this offering, 945,000 RSUs and 405,000 PSUs pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the company.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. Fahn Kanne Control Management Ltd., Grant Thornton Israel, serves as our internal auditor.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and

•	all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the office holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder for these purposes.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•

a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 1968 (the “Israeli Securities Law”).

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $50 million and 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Equity Incentive Plans

2011 Equity Incentive Plan

We maintain the 2011 Plan, under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete.

The 2011 Plan is administered by our board of directors with the assistance of the compensation committee, and provides for the grant of options, restricted shares and restricted share units.

The 2011 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”). Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, restricted share units or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits.

2017 Equity Incentive Plan

We maintain the 2017 Plan under which we may grant equity based incentive awards to attract, motivate and retain the talent for which we compete. The 2017 Plan is administered by our board of directors with the assistance of the compensation committee.

The 2017 Plan provides for granting awards under various tax regimes, including, without limitation, awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

The 2017 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), restricted shares, restricted share units, performance bonus awards, performance units and performance shares. Options granted under the 2017 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

As of December 31, 2020, a total of 3,780,267 options to purchase ordinary shares, with a weighted average exercise price of £1.6 per share and 7,630,228 restricted share units were outstanding under the 2011 and 2017 Plans. As of December 31, 2020, 6,052,118 ordinary shares were available for future issuance under the 2011 and 2017 Plans.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of                      , 2021 as adjusted to reflect this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, which includes the power to dispose of or to direct the disposition of such security. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of                     , 2021 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group.

The percentage of shares beneficially owned after to the offering is based on          ordinary shares outstanding as of                     , 2021 assuming (i) the issuance and sale of                      ADSs in this offering based on an assumed initial public offering price of $     per ADS which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on AIM of £     on                     , 2021 (based on an assumed exchange rate of £1.00 to $1.    ), (ii) after giving effect to the adoption of our amended and restated articles of associate prior to the closing of this offering, and (iii) further assuming that the underwriters do not exercise their option to purchase additional ADSs.

For a description of the voting rights attached to our ordinary shares, please see “Description of Share Capital and Articles of Association—Voting Rights.” Unless otherwise noted below, each shareholder’s address is 82 Yigal Alon Street, Tel Aviv, 6789124, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Beneficial Ownership Before the Offering		Beneficial Ownership After the Offering
	Ordinary Shares	Voting Power	Ordinary Shares	Voting Power
Name of Beneficial Owner	Number	%	Number	%
Principal Shareholders
Mithaq Capital(1). Toscafund Asset Management(2)
Schroder Investment Management (3).
News Corp(4).

Directors and Executive Officers
Ofer Druker
Sagi Niri
Yaniv Carmi
Rebekah Brooks
Norm Johnston

	Beneficial Ownership Before the Offering		Beneficial Ownership After the Offering
	Ordinary Shares	Voting Power	Ordinary Shares	Voting Power
Name of Beneficial Owner	Number	%	Number	%
Christopher Stibbs
Neil Jones
Joanna Parnell
Lisa Klinger
All executive officers and directors as a group (9 persons)

*	Indicates ownership of less than 1%.
(1)	Represents ordinary shares held by Mithaq Capital (“Mithaq”).
(2)	Represents ordinary shares held by Toscafund Asset Management LLP (“Toscafund”).
(3)	Represents ordinary shares held by Schroder Investment Management (“Schroder”).
(4)	Represents ordinary shares held by News Corp (“News Corp”).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred

The following is a description of our related party transactions since January 1, 2018.

Agreements with Directors and Officers

Employment Agreements

We have entered into written employment agreements with each of our executive officers. See “Management—Employment and Consulting Agreements with Executive Officers.”

Equity Incentive Awards

Since our inception, we have granted to our executive officers and certain of our directors restricted share units and options to purchase our ordinary shares. See “Management—Equity Incentive Plans.”

Exculpation, Indemnification and Insurance

Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. See “Management—Exculpation, Insurance and Indemnification of Office Holders.”

Related Party Transaction Policy

Our board of directors intends to adopt a written related party transaction policy, to be effective upon the closing of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our amended and restated articles of association to be effective upon the closing of this offering. The following descriptions of share capital and provisions of our amended and restated articles of association to be effective upon the closing of this offering are summaries and are qualified by reference to our amended and restated articles of association to be effective upon the closing of this offering, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Share Capital

Our authorized share capital upon the closing of this offering will consist of 500,000,000 ordinary shares, par value NIS 0.01, of which            shares will be issued and outstanding.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

As of            , 2021, we had            holders of record of our ordinary shares.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-3956060. Our affairs are governed by our amended and restated articles of association, applicable Israeli law and the Companies Law. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful act or activity.

Voting Rights

All ordinary shares will have identical voting and other rights in all respects.

Preemptive Rights

As is customary for companies whose shares are traded on AIM, our amended and restated articles of association to be effective upon the closing of this offering provides that if our board of directors wishes to issue any additional ordinary shares or grant rights over ordinary shares (other than pursuant to an equity incentive plan and other specific events listed in the articles), it must first offer them to existing shareholders in proportion to their holdings. However, the articles also provide, that the shareholders by special resolution, may exclude preemptive rights generally or in respect of a specified share issuance.

On April 30, 2021, in connection with this offering, our shareholders approved the exclusion of preemptive rights with respect to the issuance of up to 20,012,123 ordinary shares in this offering, representing approximately 15% of our issued and outstanding shares before this offering. The exclusion expires on July 31, 2022 or, if earlier, the conclusion of our 2022 annual general meeting.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association to be effective upon the closing of this offering, unless the transfer is

restricted or prohibited by another instrument, applicable law or the rules of                 . The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than four but no more than nine directors. Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, each of our directors will be appointed pursuant to a method chosen by our board of directors, which may include the following methods: (i) election of competing slates of director nominees (determined in a manner approved by the board of directors) by a majority of the voting power represented at the annual meeting in person or by proxy and voting on such competing slates; (ii) election of individual directors by a plurality of the voting power represented at the annual meeting in person or by proxy and voting on the election of directors (which shall mean that the nominees receiving the largest number of “for” votes will be elected in the case of a contested election); (iii) election of each nominee by a majority of the voting power represented at the annual meeting in person or by proxy and voting on the election of directors, provided that if the number of such nominees exceeds the number of directors to be elected, then as among such nominees the election shall be by plurality of the voting power as described above, and (iv) such other method of voting as the board of directors deems appropriate, including use of a “universal proxy card” listing all nominees. In the event that our board of directors does not or is unable to make a determination on such matter, then the method described in clause (ii) above shall apply. In addition, our amended and restated articles of association to be effective upon the closing of this offering provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective upon the closing of this offering do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Registration Rights

Following this offering, none of our shareholders will be entitled to registration rights.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association to be effective upon the closing of this offering as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association to be effective upon the closing of this offering contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;

•	appointment, terms of service or and termination of service of our auditors;

•	appointment of directors, including external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•

the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Quorum

Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights, within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.

Vote Requirements

Our amended and restated articles of association to be effective upon the closing of this offering provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association to be effective upon the closing of this offering. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management—Compensation Committee—Compensation Policy under the Companies Law.” Under our amended and restated articles of association to be effective upon the closing of this offering, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting.

Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the number of shareholders represented at the meeting and voting on the resolution, who hold at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third-parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association to be effective upon the closing of this offering. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association to be effective upon the closing of this offering, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of our shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association to be effective upon the closing of this offering, as described above in “—Shareholder Meetings.”

Borrowing Powers

Pursuant to the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be effective upon the closing of this offering to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association to be effective upon the closing of this offering enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Exclusive Forum

Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our amended and restated articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities

Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be effective upon the closing of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ADSs is                 . Its address is                 , and its telephone number is                 .

Listing

We intend to apply to have our ADSs listed on Nasdaq under the symbol “TRMR.” Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “TRMR.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. (“Citibank”), has agreed to act as the depositary bank for the American Depositary Shares representing our ordinary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is             , located at             .

We will appoint Citibank as depositary bank pursuant to a deposit agreement. The form of the deposit agreement will be filed with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-             when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,             ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of laws of the State of Israel, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations. You agree to comply with information requests from us pursuant to applicable laws, stock exchange rules and our articles of association. We may restrict transfers of ADSs and take other actions necessary to comply with any applicable ownership restrictions.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary bank’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC, which nominee will be the only “holder” of such ADSs for purposes of the deposit agreement and any applicable ADR. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the State of Israel.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the State of Israel would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to subscribe for additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide to the depositary bank all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs Upon Deposit of Ordinary Shares

Upon completion of the offering, the ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus. After the completion of the offering, the ordinary shares that are being offered for sale pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in the prospectus.

After the closing of the offering, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian and provide such documentation as may be required pursuant to the deposit agreement. Your ability to deposit ordinary shares and receive ADSs may be limited by legal considerations under the laws of the United States and the State of Israel applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by legal considerations under the laws of the United States and the State of Israel applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section titled “Description of Share Capital and Articles of Association” in this prospectus.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions as follows:

•

In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary bank will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•

the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders [30] days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least [30] days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary bank may, but shall not be obliged to, independently and without the need for any action by us, make available to owners of ADSs a means to withdraw the ordinary shares and other deposited securities represented by ADSs and to direct the depositary of such ordinary shares into an unsponsored American depositary share program established by the depositary bank, upon such terms and conditions as the depositary bank may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the depositary bank. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary bank.

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary bank and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

As the above limitations relate to our obligations and the depositary bank’s obligations to you under the deposit agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the deposit agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the deposit agreement.

In any event, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary bank’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary bank’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of the State of Israel.

As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, involving the Company or the depositary bank, may only be instituted in a state or federal court in the city of New York and actions by ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rule and regulations thereunder must be brought in a federal court in the city of New York.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary bank arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the United States for our ordinary shares or ADSs. Future sales of substantial amounts of our ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ADSs and our ability to raise equity capital in the future.

Following this offering, we will have an aggregate of                  ADSs outstanding (or approximately                  ADSs if the underwriters exercise their option to purchase additional ADSs from us in full). Our ADSs will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

We expect that all of our ADSs being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, ADSs issuable pursuant to awards granted under certain of our equity incentive plans will eventually be freely tradable in the public market.

The remaining ADSs that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be “restricted securities” as that phrase is defined in Rule 144. These ADSs will be eligible for sale into the public market under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject in certain cases to volume restrictions discussed below under “—Rule 144.”

Lock Up Agreements

We and our executive officers and directors have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares except for the ADSs offered in this offering without the prior written consent of RBC Capital Markets, LLC for a period of 90 days after the date of this prospectus.

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares or ADSs that are restricted securities within the meaning of Rule 144 of the Securities Act for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately                ordinary shares immediately after closing of this offering based on the number of ordinary shares outstanding as of                 , 2021; or

•	the average weekly trading volume of our ADSs on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Options and RSUs

Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and vesting of restricted share units and registered under the Form S-8 registration statement will, subject to vesting provisions, and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 90-day lock up agreements expire. See “Management—Equity Incentive Plans.”

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ADSs. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations

The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ADSs purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.

Digital Services Tax

The company constantly examines the potential applicability of the digital services tax legislation on its activities in the various jurisdictions. In addition, the company studies the OECD Pillar I and Pillar II publications and their effect on the company.

Taxation of Non-Israeli Resident Shareholders

Capital Gains Taxes

Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ADSs will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).

A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ADSs, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ADSs may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

Taxation on Receipt of Dividends. Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ADSs at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). Currently, we have a tax ruling from the Israeli Tax Authorities in place and effective until December 31, 2021, with respect to tax withheld from dividends paid on our ordinary shares traded on the AIM. Such tax ruling provides that foreign shareholders which are residents of a reciprocating state and are the beneficial owners of the dividend may approach the trustee (holding the tax withheld by us from such dividends until such tax is paid to the Israeli Tax Authorities) and request a reduction of the tax withheld according to the beneficial provisions of an income tax treaty between their country of residence and Israel, provided that certain required documents are provided to the trustee and that the application to the trustee is made by the 16th day of following month. We may apply for such a ruling with respect to our ADSs as well.

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ADSs who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest.

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 651,600 for 2020, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industry Companies.” We currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it and located in Israel. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production. The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company;

•	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over a three-year period.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. The Israeli tax authorities may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments (the “Investments Law”) provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective as of January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

On December 22, 2016 an Amendment to the Investments Law has been enacted and added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required by law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Amendment is effective as of January 1, 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income of preferred technological enterprise to a shareholder that is an Israeli resident company. In addition, a tax rate of 20% shall apply to a dividend distributed out of preferred income preferred technological enterprise to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

Currently, and effective until December 31, 2021, the company has a tax ruling which was obtained from the Israeli Tax Authorities and determines that the company owns an industrial enterprise and Preferred Technological Enterprise as defined in the Investments Law. The company is expected to apply to the Israeli Tax Authorities for an extension of the approval.

U.S. Federal Income Tax Consideration

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ADSs. This summary deals only with our ADSs held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, (the “Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ADSs as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders that acquired our ADSs in a compensatory transaction, holders that are real estate investment trusts or regulated investment companies, grantor trusts, holders subject to special tax accounting rules as a result of any item of gross income with respect to our ADSs being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships, S-corporations or other pass-through entities for United States federal income tax purposes, holders who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ADSs.

This summary is based upon the Internal Revenue Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the alternative minimum tax, estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “United States Holder” means a beneficial owner of our ADSs that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more “United States persons” as defined in Internal Revenue Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”

If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our ADSs should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our ADSs.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. Generally, a holder of an ADS should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADS. Accordingly, no gain or loss will generally be recognized upon an exchange of ADSs for ordinary shares.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR ADSS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ADSs before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as dividend income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those ADSs and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations. The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is included in the United States Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Dividends paid on our ADSs generally will constitute “foreign source income” for purposes of the foreign tax credit. Foreign withholding tax (if any) paid on dividends on our ADSs at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) may, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. If a refund of the tax withheld is available under the laws of the state of Israel or under the applicable income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a United States Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends are taxed as “qualified dividend income,” as discussed below, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs will generally constitute “passive category income.”

The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gain rate, provided that (i) either our ADSs are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, (iii) the United States Holder satisfies certain holding period and other requirements and (iv) the United States Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the         , as our ADSs are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our ADSs.

Disposition of ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ADSs equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those ADSs. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. If any foreign tax is imposed on the sale, exchange or other disposition of our ADSs, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are treated as long term capital gain and thus subject to a lower rate under current law if such United States Holder’s holding period in our ADSs exceeds one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. Because gain for the sale or other taxable disposition of our ADSs will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to any foreign tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such Israeli tax. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.

If the consideration received upon the sale or other taxable disposition of our ADSs is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of taxable disposition. If our ADSs are treated as traded on an established securities market, a cash basis United States Holder and an accrual basis United States Holder who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) will determine the U.S. dollar value of the amount realized in foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the taxable disposition. An accrual basis United States Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the date of the taxable disposition and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations, and the expected price of the ADSs in this offering, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, whether we are a PFIC is a factual determination that must be made annually after the close of each taxable year. This determination will depend on, among other things, the composition of the Company’s income and assets, as well as the market value of our ADSs and assets, which may fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year.

Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ADSs. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ADSs, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules. If such election is made, a United States Holder will be deemed to have sold our ADSs at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs with respect to which such election was made will not be treated as shares in a PFIC.

United States Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are a PFIC for any taxable year that a United States Holder holds our ADSs, unless the United States Holder makes one of the elections described below, any gain recognized by the United States Holder on a sale or other disposition of our ADSs would be allocated pro-rata over the United States Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our ADSs if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States Holder will be deemed to own shares in any of the foreign entities in which we may hold equity interests that also are PFICs, or lower-tier PFICs.

Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”)) of our ADSs if we are considered a PFIC. However, we do not expect to furnish United States Holders of our ADSs with the tax information necessary to enable a United States Holder to make a QEF election. In addition, an election for mark-to-market treatment is unlikely to be available to mitigate any adverse tax consequences with respect to a subsidiary that is also a PFIC. If we are considered a PFIC, a United States Holder will also be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our ADSs and the potential consequences related thereto.

United States Holders should consult their tax advisors regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ADSs if we are or become classified as a PFIC, including the possibility of making a mark-to-market election in their particular circumstances.

Information Reporting and Backup Withholding

Distributions on our ADSs and proceeds from the sale or other taxable disposition of our ADSs may be subject to information reporting to the IRS and possible backup withholding. Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding or that is otherwise exempt from backup withholding. United States Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be refundable or creditable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS. United States Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain United States Holders are required to report their holdings of certain foreign financial assets, including our ADSs, if the aggregate value of all of these assets exceeds certain threshold amounts, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). Penalties can apply if United States Holders fail to satisfy such reporting requirements. United States Holders should consult their tax advisors regarding the application of these reporting requirements on the ownership and disposition of our ADSs.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated are the representatives of the underwriters.

Number of ADSs
RBC Capital Markets, LLC
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Needham & Company, LLC
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to purchase up to an additional                ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional ADSs.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

We estimate that our portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                , all of which will be paid by us. We have also agreed to reimburse the underwriters for up to $     for certain of their expenses incurred in connection with this offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $                per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers and directors agreed with the underwriters, subject to certain exceptions, not to, directly or indirectly, offer, sell contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of or hedge any of our ordinary shares, or any options or warrants to purchase any ordinary shares of the Company, or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market in the United States for the ordinary shares or ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be the our historical performance, the trading price of our ordinary shares on AIM, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our ADSs listed on                      under the symbol “TRMR.” Our ordinary shares trade on AIM, a market of the London Stock Exchange, under the symbol “TRMR.”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                 , in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

The address for RBC Capital Markets, LLC is 200 Vesey Street, New York, New York 10281. The address for Stifel, Nicolaus & Company, Incorporated is One Montgomery Street, Suite 3700, San Francisco, California 94101. The address for JMP Securities LLC is 600 Montgomery Street, Suite 1100, San Francisco, California 94111. The address of Needham & Company, LLC is 250 Park Avenue, 10th Floor, New York, New York 10177. The address for Raymond James & Associates, Inc. is One Embarcadero Center, Suite 650, San Francisco, California 94111.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each EEA Member State and, until the expiration of the period during which the United Kingdom continues to be subject to European Union law without being an EEA Member State (the “Transition Period”), none of the ADSs have been offered or will be offered pursuant to the offering to the public in that EEA Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that EEA Member State or, where appropriate, approved in another EEA Member State and notified to the competent authority in that EEA Member State, all in accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”), except that offers of ADSs may be made to the public in that EEA Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the ADSs shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the ADSs in any EEA Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs.

United Kingdom

Each Underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

After the expiration of the Transition Period, none of the ADSs have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs (which has been approved by the Financial Conduct Authority in accordance with the FSMA, as amended), except that offers of ADSs may be made to the public in that EEA Member State at any time under the following exemptions under the FSMA, as amended:

•	to any legal entity which is a qualified investor as defined under the FSMA;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under the FSMA), subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Section 86 of the FSMA, as amended, provided that no such offer of the ADSs shall require the company or the representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Section 87G of the FSMA. For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs.

Israel

The ADSs offered by this prospectus have not been approved or disapproved by the Israel Securities Authority (the “ISA”), nor have such ADSs s been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered.

This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ADSs may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”) consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as “qualified investors” (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Canada

The ADSs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the ADSs are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA N-16: Notice on Recommendations on Investment Products).

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The ADSs may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (the “ASIC”) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the ADSs may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Transfer agent’s fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total		*

*	To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ordinary shares and certain other matters of Israeli law will be passed upon for us by Naschitz, Brandes, Amir & Co., Advocates, Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of Israeli law will be passed upon for the underwriters by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The consolidated financial statements of Tremor International Ltd. and its subsidiaries as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020, have been included herein in reliance upon the report of Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The current address of Somekh Chaikin is 17 Ha’arba’a Street, Tel Aviv 64739, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 850 Library Avenue, Suite 204, Newark, DE 19711.

We have been informed by our legal counsel in Israel, Naschitz, Brandes, Amir & Co., Advocates, that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of general meetings of shareholders and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

TREMOR INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

(Unaudited)

TREMOR INTERNATIONAL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	March 31 2021	December 31 2020
	Unaudited	Audited
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	103,486	97,463
Trade receivables, net	142,255	153,544
Other receivables	16,336	17,615
Current tax assets	1,374	2,029

TOTAL CURRENT ASSETS	263,451	270,651

Fixed assets, net	3,110	3,292
Right-of-use assets	16,639	18,657
Intangible assets, net	217,411	224,500
Deferred tax assets	31,939	31,717
Other long term assets	1,993	1,834

TOTAL NON-CURRENT ASSETS	271,092	280,000

TOTAL ASSETS	534,543	550,651

Liabilities and shareholders’ equity
LIABILITIES:
Current maturities of lease liabilities	7,764	9,047
Trade payables	109,933	125,863
Other payables	41,129	47,122
Current tax liabilities	3,647	3,162

TOTAL CURRENT LIABILITIES	162,473	185,194

Employee benefits	504	495
Long-term lease liabilities	10,647	12,162
Deferred tax liabilities	14,408	15,963
Other long term liabilities	6,447	7,824

TOTAL NON-CURRENT LIABILITIES	32,006	36,444

TOTAL LIABILITIES	194,479	221,638

SHAREHOLDERS’ EQUITY:
Share capital	385	380
Share premium	263,775	264,831
Other comprehensive income	2,494	3,330
Retained earnings	73,410	60,472

TOTAL SHAREHOLDERS’ EQUITY	340,064	329,013

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	534,543	550,651

Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: May 24, 2021

The accompanying notes are an integral part of these Condensed consolidated interim financial statements.

TREMOR INTERNATIONAL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OPERATION AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three months ended March 31
	2021	2020
	USD thousands
Revenues	71,009	38,611
Expenses:
Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	17,692	13,258
Research and development expenses	3,403	3,521
Selling and marketing expenses	18,050	18,169
General and administrative expenses	6,806	9,933
Depreciation and amortization	9,883	11,460

Total Expenses	55,834	56,341

Operating Profit (Loss)	15,175	(17,730)

Financing income	(86)	(1,104)
Financing expenses	798	216

Financing expenses (income), net	712	(888)

Profit (Loss) before taxes on income	14,463	(16,842)
Tax benefit (expenses)	(1,589)	2,583

Profit (loss) for the period	12,874	(14,259)

Other comprehensive income items:
Foreign currency translation differences for foreign operation	(836)	(2,633)

Total other comprehensive income (loss)	(836)	(2,633)

Total comprehensive income (loss)	12,038	(16,892)

Earnings (loss) per share
Basic earnings (loss) per share (in USD)	0.096	(0.107)
Diluted earnings (loss) per share (in USD)	0.091	(0.107)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREMOR INTERNATIONAL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands
Balance as of January 1, 2021	380	264,831	3,330	60,472	329,013
Total Comprehensive income (loss) for the quarter
Profit for the period	—	—	—	12,874	12,874
Other comprehensive Income:
Foreign Currency Translation	—	—	(836)	—	(836)

Total comprehensive Income (loss) for the period	—	—	(836)	12,874	12,038

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	—	—	—	64	64
Own shares acquired	(3)	(6,640)	—	—	(6,643)
Share based payments	—	5,394	—	—	5,394
Exercise of share options	8	190	—	—	198

Balance as of March 31, 2021	385	263,775	2,494	73,410	340,064

Balance as of January 1, 2020	351	240,989	494	58,778	300,612
Total Comprehensive loss for the quarter
Loss for the period	—	—	—	(14,259)	(14,259)
Other comprehensive Income:
Foreign currency translation	—	—	(2,633)	—	(2,633)

Total comprehensive loss for the period	—	—	(2,633)	(14,259)	(16,892)

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	—	—	—	(98)	(98)
Issuance of shares in Business Combination	25	14,092	—	—	14,117
Share based payments	—	5,013	—	—	5,013
Exercise of share options	4	521	—	—	525

Balance as of March 31, 2020	380	260,615	(2,139)	44,421	303,277

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREMOR INTERNATIONAL LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31
	2021	2020
	USD thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the period	12,874	(14,259)
Adjustments for:
Depreciation and amortization	9,883	11,460
Net financing expense (income)	733	(908)
Loss on sale of fixed assets	14	—
Gain on leases change contracts	(307)	(2,825)
Share-based payment	2,341	5,228
Tax expenses (benefit)	1,589	(2,583)

Change in trade and other receivables	11,096	36,731
Change in trade and other payables	(19,737)	(33,216)
Change in employee benefits	3	(21)
Income taxes received	1,699	984
Income taxes paid	(816)	(529)
Interest received	79	199
Interest paid	(152)	(251)

Net cash provided by operating activities	19,299	10

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	(267)	149
Leases Receipt	830	624
Repayment of long-term loans	—	817
Acquisition of fixed assets	(1,545)	(307)
Acquisition and capitalization of intangible assets	(1,253)	(1,189)
Proceeds from sale of business unit	59	—
Acquisition of subsidiaries, net of cash acquired	—	6,208

Net cash provided by (used in) investing activities	(2,176)	6,302

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(6,643)	—
Payment of call option liability	(1,294)
Proceeds from exercise of share options	198	525
Leases repayment	(2,809)	(4,329)

Net cash used in financing activities	(10,548)	(3,804)

Net increase in cash and cash equivalents	6,575	2,508

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	97,463	79,047
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(552)	(173)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	103,486	81,382

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. RhythmOne PLC (“RhythmOne’’) and Unruly Holding Ltd (“Unruly”), both wholly owned subsidiaries, provide access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand, and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns.

Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

On April 1, 2019, the Company completed an acquisition transaction with RhythmOne and on January 4, 2020 the Company completed an acquisition transaction with Unruly. Following the acquisition of RhythmOne and Unruly, the Company invested and developed capabilities both in the DSP and SSP solutions which launched in 2020 to offer an end-to-end platform that provides customers access to an advertising marketplace in an efficient and scalable manner utilizing machine learning, artificial intelligence and advanced algorithms.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and work force participation and created volatility and disruption of financial markets, the impact of which was most acute during the second quarter of fiscal year 2020. As of March 31, 2021, due to the ongoing impact of the COVID-19 pandemic on the Company’s business, many of the estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, these estimates may change in future periods. Actual results could differ from the estimates.

b.	Material events in the reporting period:

On March 25, 2021, the Company paid USD 1,294 thousand to ADI founders for it’s exercised part of the call option (as explained in note 17 to the financial statements for the year ended December 31, 2020), a lower amount than was originally scheduled, as part transformed to a

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

conditional bonus. D.A. Consortium, Inc., a minority shareholder of ADI, exercised, effective March 5, 2021, its put option pursuant to the Shareholders Agreement dated July 17, 2016, as amended November 20, 2020, to sell to Taptica Japan GK, a wholly owned subsidiary, its entire shareholding in ADI, reflecting 2,120 Shares of ADI, for a purchase price equal to seven times the actual net profit of ADI for the last fiscal year, reflecting USD 1,120 thousand which was paid on April 2021. Following the closing of the put option exercise, the Company will own through its subsidiary 100% of the share capital of ADI.

On March 25, 2021, the Company’s Board of Director approved, subject to the approval of the Company’s Extraordinary General Meeting (“EGM”) dated April 30, 2021, to grant to the Company’s three Executive Directors, subject to the completion of the Company’s initial public offering in the United States, an aggregate of 4,725,000 restricted share units (RSUs) and 2,025,000 performance share units (PSUs) pursuant to the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011). The RSUs and the PSUs are issuable, subject to compliance with the applicable vesting terms, into the same amount of Ordinary Shares of the Company. Pursuant the terms of the awards, the RSUs will vest gradually over a period of three years, with 8.33% of each such grant vesting each quarter, subject to the executive continuing to be employed by the Company on the applicable vesting date, and the PSUs will vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) the executive continuing to be employed by the Company on the applicable vesting date, and (ii) compliance with performance-based metrics as will be determined by the Remuneration Committee of the Board of Directors. The fair value of the RSUs and PSUs granted to the executives directors as of April 30, 2021 is 720 pence (approximately 10.02 USD) per ordinary share based on the market value of the Company’s quoted share price.

The estimated cost of these RSUs and PSUs on a 100% vesting completion will aggregate to approx. USD 67 million over the 36 months period commencing the day of the grant.

In addition, on April 30, 2021, the Company’s shareholders approved at the EGM a special US dual listing bonus in the event the Company’s initial public offering in the United States is successfully completed, of USD500,000 to each of the Company’s three Executive Directors, subject to the discretion of the Remuneration Committee of the Board of Directors, which are part of an aggregate US dual listing bonus pool of up to USD5,000,000 approved by the Board of Directors.

The Company’s shareholders also approved at the EGM, on April 30, 2021, to increase the aggregate available pool of the Company’s 2017 Equity Incentive Plan and the Company’s Global Share Incentive Plan (2011) by an additional 6,500,000 Ordinary Shares of the Company (with 80% of the increase allocated to the 2017 Plan and 20% of the increase allocated to the 2011 Plan).

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

c.	Definitions:

In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-	Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company such as RhythmOne PLC, Unruly Holding Ltd, Tremor Video Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance:

The condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2020 (hereinafter – “the annual financial statements”).

The condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 24, 2021.

b.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements, there was no change in accounting policies or any new relevant standards during the quarter.

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 4:	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2021	2020
	Number of shares
Balance as of January 1	133,916,229	124,223,182
Own shares held by the Group	(917,998)	—
Share based compensation	2,676,968	1,277,533
Shares issued in business combination	—	8,525,323

Issued and paid-in share capital as of March 31	135,675,199	134,026,038

Authorized share capital	300,000,000	300,000,000

1)	Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

2)	Issuing new public shares:

Following the acquisition of Unruly, the Company issued 8,525,323 shares at a quoted price of GBP 1.51 (USD 1.98) per share to former Unruly shareholders which became admitted to trading on AIM on January 10, 2020 and are subject to a 18-months lock-up.

3)	Own shares acquisition:

As part of the Company’s approvals in December 2020 for a share buyback program for a total consideration of USD 10 million, the Company purchased during the three months ended March 31, 2021, 917,998 shares for a total consideration of USD 6,643 thousand.

The Ordinary Shares acquired pursuant to the Buyback Program are classified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and held in treasury.

On March 26, 2021 was decided that the Company’s current USD 10 million buyback program, originally announced on December 20, 2020, will be paused while the Company pursues the Proposed Offering, which is expected to take place in the second quarter of 2021 after the SEC completes its review process, subject to market and other conditions.

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 5:	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share:

The calculation of basic earnings (loss) per share as of March 31, 2021 and 2020 was based on the profit for the period divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the period:

	Three months ended March 31
	2021	2020
	USD thousands
Profit (loss) for the period	12,874	(14,259)

Weighted average number of ordinary shares:

	Three months ended March 31
	2021	2020
	Shares of NIS
	0.01 par value
Weighted average number of ordinary shares used to calculate basic earnings per share as of March 31	134,406,286	133,122,300

Basic earnings (loss) per share (in USD)	0.096	(0.107)

Diluted earnings (loss) per share:

The calculation of diluted earnings (loss) per share as of March 31, 2021 and 2020 was based on profit or for the period divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Three months ended March 31
	2021	2020
	Shares of NIS
	0.01 par value
Weighted average number of ordinary shares used to calculate basic earnings per share	134,406,286	133,122,300
Effect of share options issued	6,759,645

Weighted average number of ordinary shares used to calculate diluted earnings per share	141,165,931	133,122,300

Diluted earnings (loss) per share (in USD)	0.091	(0.107)

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6:	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.

•	All options are to be settled by physical delivery of shares.

•	Vesting conditions are based on a service period of between 0.5-4 years.

b.	Stock Options:

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2021	2020	2021	2020
	(Thousands)		(GBP)
Outstanding at 1 January	3,781	4,828
Forfeited	(36)	(879)	1.60	3.26
Exercised	(105)	(605)	1.37	0.51
Granted	—	1,405	—	1.60
Outstanding at March 31	3,640	4,749

Exercisable at March 31	240	679

In January 2020, the Company’s Board of Directors approved a change in the exercise price and vesting terms relating to 2,204,174 options for ordinary shares held by certain employees (the “Amended Options”), as follows:

		Originally granted		Amended Granted
Grated date	Number of options	Exercise price (GBP)	Exercisable date from	Exercise price (GBP)	Exercisable date from
March 20, 2017	217,000	2.44	March 20, 2019	1.60	July 28, 2021
June 18, 2017	116,000	2.99	June 18, 2019	1.60	July 28, 2021
November 5, 2017	391,000	4.31	November 5, 2019	1.60	July 28, 2021
January 23, 2018	1,163,000	4.37	January 23, 2020	1.60	July 31, 2021
June 20, 2018	52,000	4.37	June 20, 2020	1.60	July 31, 2021
April 2, 2019	265,174	2.06-18.27	April 2, 2019	1.60	July 28, 2021

The options that had a vesting date up to July 2021 will now vest and become exercisable on July 2021, while the vesting and exercise periods of the rest of the options remain unchanged. The incremental fair value (amounting to USD 1,282 thousand) is recognized over the remaining vesting period. The new expiration date is one year after the last exercise date.

c.	Information on measurement of fair value of share-based payment plans:

The total expense recognized in the period ended March 31, 2021 and 2020 with respect to the options granted to employees, amounted to approximately USD 424 thousand and USD 665, respectively.

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6:	SHARE-BASED PAYMENT ARRANGEMENTS (Cont.)

d.	Restricted Share Units (RSU):

The number of restricted share units is as follows:

	Number of RSU’s		Weighted- Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)
Outstanding at 1 January	3,777	3,969	2.364	2.372
Forfeited	—	—
Exercised	(747)	(673)	2.223	2.272
Granted	40	1,880	9.349	2.426
Restricted stock units assumed in acquisition during the quarter	—	415	—	2.592

Outstanding at March 31	3,070	5,591	2.752	2.418

The total expense recognized in the period ended March 31, 2021 and 2020 with respect to the RSU granted to employees, amounted to approximately USD 1,091 and USD 2,711 thousand, respectively.

e.	Performance Stock Units (PSU):

The number of performance stock units is as follows:

	Number of PSU’s		Weighted- Average Grant Date Fair Value
	2021	2020	2021	2020
	(Thousands)
Outstanding at January 1	3,852	5,071	2.155	2.105
Forfeited	(76)	(145)	2.179	1.973
Exercised	(1,824)	(1,305)	2.179	1.973
Granted	40	725	9.349	2.592

Outstanding at March 31	1,992	4,346	2.277	2.166

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in three months ended March 31, 2021 and 2020 with respect to the PSU granted to employees, amounted to approximately USD 826 thousand and USD 1,852 thousand, respectively.

TREMOR INTERNATIONAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 6:	SHARE-BASED PAYMENT ARRANGEMENTS (Cont.)

f.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Three months ended March 31
	2021	2020
	USD thousands
Selling and marketing	687	1,923
Research and development	143	22
General and administrative	1,511	3,283

	2,341	5,228

NOTE 7:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Three months ended March 31
	2021	2020
	USD thousands
America	63,260	33,619
APAC	4,550	4,084
EMEA	3,199	908

Total	71,009	38,611

NOTE 8:	SUBSEQUENT EVENTS

On May 18, 2021, Tremor Video, Inc. (“Tremor”) filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York. The claim is for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. The lawsuit arises out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (“Security Agreement”) with Tremor, along with related misconduct. Tremor complaint is for damages and other relief, including an order foreclosing on Alphonso’s collateral under the Security Agreement, from the Court.

TREMOR INTERNATIONAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tremor International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Tremor International Ltd. and its subsidiaries (hereinafter – “the Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and other comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standard Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standard of the PCAOB. Such standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2014

Tel-Aviv, Israel

March 11, 2021

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,
		2020	2019
	Note	USD thousands
Assets
ASSETS:
Cash and cash equivalents	10	97,463	79,047
Trade receivables, net	8	153,544	96,829
Other receivables	8	17,615	9,729
Current tax assets		2,029	3,611

TOTAL CURRENT ASSETS		270,651	189,216

Fixed assets, net	5	3,292	3,132
Right-of-use assets	6	18,657	21,003
Intangible assets, net	7	224,500	210,285
Deferred tax assets	4	31,717	17,606
Other long term assets		1,834	1,332

TOTAL NON-CURRENT ASSETS		280,000	253,358

TOTAL ASSETS		550,651	442,574

Liabilities and shareholders’ equity
LIABILITIES:
Current maturities of lease liabilities	6	9,047	9,637
Trade payables	9	125,863	70,428
Other payables	9	47,122	25,049
Current tax liabilities		3,162	3,973

TOTAL CURRENT LIABILITIES		185,194	109,087

Employee benefits		495	556
Long-term lease liabilities	6	12,162	14,632
Deferred tax liabilities	4	15,963	17,687
Other long term liabilities	19(b)	7,824	—

TOTAL NON-CURRENT LIABILITIES		36,444	32,875

TOTAL LIABILITIES		221,638	141,962

SHAREHOLDERS’ EQUITY:	14
Share capital		380	351
Share premium		264,831	240,989
Other comprehensive income		3,330	494
Retained earnings		60,472	58,778

TOTAL SHAREHOLDERS’ EQUITY		329,013	300,612

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		550,651	442,574

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.

STATEMENT OF OPERATION AND OTHER COMPREHENSIVE INCOME

		Year ended December 31,
		2020	2019
	Note	USD thousands
Revenues	11a	211,920	325,760
Expenses:
Cost of Revenues (Exclusive of Depreciation and Amortization shown separately below)	11b	59,807	187,246
Research and development expenses		13,260	16,168
Selling and marketing expenses		68,765	52,351
General and administrative expenses	12	29,678	34,433
Depreciation and amortization		45,187	32,359
Other expenses (income), net	13	1,248	(700)

Total Expenses		217,945	321,857

Operating Profit (Loss)		(6,025)	3,903

Financing income		(445)	(773)
Financing expenses		1,862	1,088

Financing expenses, net		1,417	315

Profit (Loss) before taxes on income		(7,442)	3,588
Tax benefit	4	9,581	2,636

Profit for the year		2,139	6,224

Other comprehensive income items:
Foreign currency translation differences for foreign operation		2,836	139

Total other comprehensive income for the year		2,836	139

Total comprehensive income for the year		4,975	6,363

Earnings per share
Basic earnings per share (in USD)	15	0.016	0.056
Diluted earnings per share (in USD)	15	0.015	0.054

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands
Balance as of January 1, 2019	198	72,663	355	51,053	124,269
Total Comprehensive income for the year
Profit for the year	—	—	—	6,224	6,224
Other comprehensive Income:
Foreign currency translation	—	—	139	—	139

Total comprehensive income for the year	—	—	139	6,224	6,363

Transactions with owners, recognized directly in shareholders’ equity
Revaluation of liability for put option on non- controlling interests	—	—	—	1,501	1,501
Issuance of shares (net of issuance cost)	184	175,166	—	—	175,350
Own shares acquired	(41)	(24,696)	—	—	(24,737)
Share based payments	—	16,042	—	—	16,042
Exercise of share options	10	1,814	—	—	1,824

Balance as of December 31, 2019	351	240,989	494	58,778	300,612

Total Comprehensive Income for the year
Profit for the year	—	—	—	2,139	2,139
Other comprehensive Income:
Foreign Currency Translation	—	—	2,836	—	2,836

Total comprehensive Income for the year	—	—	2,836	2,139	4,975

Transactions with owners, recognized directly in shareholders’ equity
Issuance of shares in a Business Combination	25	14,092	—	—	14,117
Revaluation of liability for put option on non- controlling interests	—	—	—	(445)	(445)
Own shares acquired	(15)	(9,950)	—	—	(9,965)
Share based payments	—	18,770	—	—	18,770
Exercise of share options	19	930	—	—	949

Balance as of December 31, 2020	380	264,831	3,330	60,472	329,013

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2020	2019
	USD thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	2,139	6,224
Adjustments for:
Depreciation and amortization	45,187	32,359
Net financing expense (income)	1,310	(19)
Loss on sale of fixed assets	3	11
Gain on leases change contracts	(2,103)	(2,705)
Gain on sale of business unit	(503)	(700)
Share-based payment	14,490	15,809
Tax benefit	(9,581)	(2,636)

Change in trade and other receivables	(39,351)	36,466
Change in trade and other payables	25,882	(34,203)
Change in employee benefits	(23)	(290)
Income taxes received	1,168	3,184
Income taxes paid	(2,855)	(8,089)
Interest received	517	604
Interest paid	(1,117)	(942)

Net cash provided by operating activities	35,163	45,073

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	229	841
Leases receipt	2,885	1,669
Repayment of long-term loans	817	—
Acquisition of fixed assets	(594)	(1,063)
Acquisition and capitalization of intangible assets	(4,858)	(5,672)
Proceeds from sale of intangible assets	—	6
Proceeds from sale of business unit	232	—
Increase in bank deposit, net	—	(57)
Acquisition of subsidiaries, net of cash acquired	6,208	23,714

Net cash provided by investing activities	4,919	19,438

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	—	(17,273)
Acquisition of own shares	(9,965)	(24,737)
Proceeds from exercise of share options	949	1,824
Leases repayment	(13,351)	(12,607)

Net cash used in financing activities	(22,367)	(52,793)

Net increase in cash and cash equivalents	17,715	11,718

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	79,047	67,073
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	701	256

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	97,463	79,047

The accompanying notes are an integral part of these consolidated financial statements.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	Reporting entity:

Tremor International Ltd. (the “Company” or “Tremor International”), formerly known as Taptica International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange. The address of the registered office is 121 Hahashmonaim Street Tel-Aviv, Israel.

Tremor International is a global Company offering an end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) at scale. Tremor Video Inc. (“Tremor Video’’), a wholly owned subsidiary, is the Company’s Demand Side Platform (“DSP”) providing full-service and self-managed marketplace access to advertisers and agencies in order to execute their digital marketing campaigns in real time across various ad formats. RhythmOne PLC (“RhythmOne’’) and Unruly Holding Ltd (“Unruly”), both wholly owned subsidiaries, provide access to the Sell Side Platform (“SSP”) which is designed to monetize digital inventory for publishers and app developers by enabling their content to have the necessary code and requirements for programmatic advertising integration. The SSP provides access to significant amounts of data, unique demand and a comprehensive product suite to drive more effective inventory management and revenue optimization. The Company also provides a Data Management Platform (“DMP”) solution which integrates both DSP and SSP solutions enabling advertisers and publishers to use data from various sources in order to optimize results of their advertising campaigns.

Tremor International Ltd. is headquartered in Israel and maintains offices throughout the US, Canada, EMEA and Asia-Pacific.

On April 1, 2019, the Company completed an acquisition transaction with RhythmOne and on January 4, 2020 the Company completed an acquisition transaction with Unruly, see Note 19b. Following the acquisition of RhythmOne and Unruly, the Company invested and developed capabilities both in the DSP and SSP solutions which launched in 2020 to offer an end-to-end platform that provides customers access to an advertising marketplace in an efficient and scalable manner utilizing machine learning, artificial intelligence and advanced algorithms. As a result of those acquisitions and their influence on the Company’s operation and other changes in the industry practice, the Company has changed revenue presentation as of 2020 to a net basis with respect to its programmatic activity (see Note 3k).

The global spread of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, has created significant volatility, global macro-economic uncertainty and disruption in the business and financial markets. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods, and services worldwide, including in the regions in which we and our customers and partners operate, and are impacting economic activity and financial markets. The spread of the COVID-19 pandemic has resulted in, regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, and overall economic instability.

The COVID-19 pandemic has negatively impacted the first half of the year 2020, and may continue to negatively impact, our revenue and results of operations, the extent and duration of

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

which we may not be able to accurately predict. The Company has introduced a number of measures to mitigate the impact of COVID-19, including cost-cutting initiatives with respect to reducing operating expenses, reducing headcount, freezing new hires, as well as accelerating the integration of Unruly which has been completed two months ahead of schedule. The Company continues to monitor and assess the impact of the COVID-19 pandemic on its operation, its customers and potential customers.

b.	Definitions:

In these financial statements –

The Company	-	Tremor International Ltd.

The Group	-	Tremor International Ltd. and its subsidiaries.

Subsidiaries	-	Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company such as RhythmOne PLC, Unruly Holding Ltd, Tremor Video Inc.

Related party	-	As defined by IAS 24, “Related Party Disclosures”.

NOTE 2:	BASIS OF PREPARATION

a.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 10, 2021.

b.	Functional and presentation currency:

These consolidated financial statements are presented in US Dollars (“USD”), which is the Company’s functional currency, and have been rounded to the nearest thousands, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

c.	Basis of measurement:

The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities:

•	Deferred and current tax assets and liabilities

•	Put option to non-controlling interests

•	Provisions

•	Derivatives

For further information regarding the measurement of these assets and liabilities see Note 3 regarding significant accounting policies.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

d.	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization, in Note 4, on Income Tax, with respect to uncertain tax position and Note 19, on subsidiaries, with respect to business combinations.

e.	Determination of fair value:

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 16, share-based payments;

•	Note 17, financial instruments; and

•	Note 19, subsidiaries (regarding business combinations).

f.	Change in classification

During the current year the Company reclassified the share-based compensation to share premium and reclassified other expenses (income) to operating expenses.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	BASIS OF PREPARATION (Cont.)

Furthermore, there was a correction of immaterial error in accrual for credit presented net of accounts receivables to other payables.

This classification did not have any effect on the profit of year ended in December 31, 2019.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

a.	Basis of consolidation:

1)	Business combinations:

The Group implements the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed.

The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree and equity instruments that were issued by the Group. In addition, the consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards) and relate to past services, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based value of the replacement awards compared with the market-based value of the acquiree’s awards and the extent to which the replacement awards relate to past and/or future service. The unvested portion of the replacement award that is attributed to post-acquisition services is recognized as a compensation cost following the business combination.

Costs associated with the acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

2)	Subsidiaries:

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced, until the date that control is lost.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

4)	Issuance of put option to non-controlling interests:

A put option issued by the Company to non-controlling interests that is settled in cash is recognized as a liability at the present value of the exercise price under the anticipated acquisition method. In subsequent periods, the Group elected to account for the changes in the value of the liability in respect of put options in shareholders’ equity (see also Note 17(e)).

Accordingly, the Group’s share of a subsidiary’s profits includes the share of the non-controlling interests to which the Group issued a put option.

b.	Foreign currency:

1)	Foreign currency transactions:

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated in to the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate as of the end of the year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate on the date of the transaction.

2)	Foreign operations:

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income and are presented in shareholders’ equity.

c.	Financial instruments:

1)	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and debt instruments issued on the date that they are created. All other financial assets are recognized initially on the trade date at

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

which the Group becomes a party to the contractual provisions of the instrument. A financial asset is initially measured at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. When the Group retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income – investments in debt instruments; fair value through other comprehensive income – investments in equity instruments; or fair value through profit or loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the period following the change in the business model.

The Group has balances of trade and other receivables and deposits that are held within a business model whose objective is collecting contractual cash flows. The contractual cash flows of these financial assets represent solely payments of principal and interest that reflects consideration for the time value of money and the credit risk. Accordingly, these financial assets are measured at amortized cost.

Subsequent measurement and gains and losses

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2)	Non-derivative financial liabilities

Non-derivative financial liabilities include trade and other payables.

Initial	recognition of financial liabilities

The Group initially recognizes debt securities issued on the date that they originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Subsequent	measurement of financial liabilities

Financial liabilities (other than financial liabilities at fair value through profit or loss) are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities are designated at fair value through profit or loss if the Group manages such liabilities and their performance is assessed based on their fair value in accordance with the Group’s documented risk management strategy, providing that the designation is intended to prevent an accounting mismatch, or the liability is a combined instrument including an embedded derivative.

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition, or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition	of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

Offset	of financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

3)	Derivative financial instruments:

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

4)	Share capital:

Ordinary shares

Ordinary shares are classified as shareholders’ equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from shareholders’ equity, net of any tax effects.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from shareholders’ equity upon the initial recognition of the equity instruments or are amortized as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from shareholders’ equity. Repurchased shares are classified as a deduction in Share Premium. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in shareholders’ equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

d.	Fixed Assets:

Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight line method, over its expected useful life as follows:

Years
Computers and servers	3
Office furniture and equipment	3-17
Leasehold improvements	The shorter of the lease term and the useful life

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

e.	Intangible assets:

1)	Software development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

Where these criteria are not met development costs are charged to the statement of operation and other comprehensive income as incurred.

The estimated useful lives of developed software are three years.

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

2)	Acquired software:

Acquired software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software licenses. These costs are amortized over their estimated useful lives (3 years) using the straight line method. Costs associated with maintaining software programs are recognized as an expense as incurred.

3)	Goodwill:

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information on measurement of goodwill at initial recognition, see Note 3a(1).

In subsequent periods goodwill is measured at cost less accumulated impairment losses. The Group has identified its entire operation as a single cash generating unit (CGU). According to management assessment, no impairment in respect to goodwill has been recorded.

4)	Other intangible assets:

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

5)	Amortization:

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its accumulated residual value.

Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e. they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well, but is tested for impairment at least once a year.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group examines the amortization methods, useful life and accumulated residual values of its intangible assets at least once a year (usually at the end of each reporting period) in order to determine whether events and circumstances continue to support the decision that the intangible asset has an indefinite useful life.

Amortization is recognized in the statements of other comprehensive income on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in each asset, such as development costs, are tested for impairment at least once a year until such date as they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

Trademarks	1.75-5 years
Software (developed and acquired)	3 years
Customer relationships	3-5.75 years
Technology	1-5 years
Others	1-3 years

Amortization methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

In the reporting period the Company changed the expected useful life of intangible asset items. For further information see Note 7 regarding the basis of preparation of the financial statements.

f.	Impairment:

Non-derivative financial assets

Financial assets, contract assets and lease receivables

The Group recognizes a provision for expected credit losses in respect of:

•	Financial assets at amortized cost;

•	Lease receivables.

The Group has elected to measure the provision for expected credit losses in respect of financial assets and lease receivables at an amount equal to the full lifetime credit losses of the instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition, and when estimating expected credit losses, the Group considers reasonable and supportable information that is relevant and available. Such information includes quantitative and qualitative information, and an analysis, based on the Group’s past experience and informed credit assessment, and it includes forward looking information.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

With respect to other debt assets, the Group measures the provision for expected credit losses at an amount equal to the full lifetime expected credit losses, other than the provisions hereunder that are measured at an amount equal to the 12-month expected credit losses:

•	Debt instruments that are determined to have low credit risk at the reporting date; and

•	Other debt instruments and deposits, for which credit risk has not increased significantly since initial recognition.

Presentation of provision for expected credit losses in the statement of financial position

Provisions for expected credit losses of financial assets measured at amortized cost and are deducted from the gross carrying amount of the financial assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group does not have reasonable expectations of recovering a financial asset at its entirety or a portion thereof. This is usually the case when the Group determines that the debtor does not have assets or sources of income that may generate sufficient cash flows for paying the amounts being written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due. Write-off constitutes a de-recognition event.

g.	Impairment of non-financial assets:

Non-financial assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets that were subject to impairment are reviewed for possible reversal of the impairment recognized in respect thereof at each financial reporting date.

h.	Restricted Deposit:

The Company classifies certain restricted deposit balances within prepaid expenses and other current assets on the consolidated balance sheets based upon the term of the remaining restrictions. At December 31, 2020 and 2019 the Company had restricted deposit of USD 49 thousand and USD 119 thousand, respectively.

i.	Share Based Compensation:

Compensation expense related to stock options, restricted stock units and performance stock units. The Company’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards.

Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards.

Expected Term. The expected term of an award is calculated based on the vesting date and the expiration date of the award.

Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award.

Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts.

Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company’s common stock on the grant date

j.	Employee benefits:

1)	Post-employment benefits:

The Group’s main post-employment benefit plan is under section 14 to the Severance Pay Law (“Section 14”), which is accounted for as a defined contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee.

a)	Defined contribution plans:

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in the statement of comprehensive income in the periods during which related services are rendered by employees.

According to Section 14, the payment of monthly deposits by a Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the Company pursuant to such Section 14. The Company has entered into agreements with a majority of its employees in order to implement Section 14 and as such, no additional liability with respect to such employees exist.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Defined benefit plans:

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset).

2)	Short-term benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave).

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

Share-based payment arrangements in which equity instruments are granted by the parent Company to the employees of the Company are accounted for by the Company as equity-settled share-based payment transactions.

k.	Revenue recognition:

The Company recognizes revenue through the following five-step model:

(1)	Identifying the contract with customer.

(2)	Identifying distinct performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to distinct performance obligations.

(5)	Recognizing revenue when the performance obligations are satisfied.

The Company generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory.

Its customers are both ad buyers, including brands and agencies, and digital publishers.

The Company generates revenue through platform fees that are tailored to fit the customer’s specific utilization of our solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Company’s platform.

Publishers provide digital advertising inventory to the Company’s platform in the form of advertising requests, or ad request. When the Company receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers.

The Company generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users.

Till the acquisitions of RhythmOne and its integration into the Company and the acquisition of Unruly in the beginning of 2020 (i.e. for the year ended December 31, 2019), the Company determined that it operated as a principal with respect to its Programmatic activity and therefore presented revenue on a gross basis mainly as: (i) the Company operated predominantly through a DSP platform prior to the acquisition and full integration of RhythmOne, (ii) the Company was highly involved in execution of the process, which required certain manual operations by Company employees and (iii) the Company determined that it had an implicit obligation to provide credits and inducements to customers to encourage use of the platform. That is, the Company determined, on this basis, that it had an implicit obligation to provide advertising space to customers, even though the contractual terms and conditions (including its Master Service Agreements (MSA) and Insertion Order (I/O)) do not explicitly state that the Company is obliged to deliver customers an applicable advertising space or to provide inducements to the customer. Consequently, the Company concluded that it was the primarily responsible for fulfillment of the contract.

Following the full integration with RhythmOne and the acquisition of Unruly in 2020, the Company positions itself as a stronger digital advertising platform in the marketplace with an integrated, end-to-end platform connecting the DSP and SSP sides of the business in a unified platform. As a result, the Company has changed its Programmatic business, tech stack, features, business models and activity as follow: (i) The Company implemented a material change in its tech stack and operations, offering new services and features that increased automation across the platform, significantly decreasing the need for Company employees to manually operate the platform; and (ii) The Company decreased significantly the level of credits and inducements offered to its customers.

The Company further concluded that as a result of such change in its Programmatic activity (i) it does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

The Performance activity has not changed and the Company is still the primary obligor to provide the services and, as such, revenue is presented on a gross basis for the Performance activity. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates and records reduction to revenues for volume discounts based on expected volume during the incentive term.

The Company generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivable are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis.

l.	Classification of expenses:

Cost of revenue

Cost of revenue includes expenses related to third-party hosting fees and the cost of data purchased from third parties, traffic acquisition costs, data and hosting that are directly attributable to revenue generated by the Company (see Note 11b).

Research and development

Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company’s standard internal capitalized development policy in accordance with IAS 38 (also see Note 3e(1)). All research costs are expensed when incurred.

Selling and marketing

Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures.

General and administrative

General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of outside legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses.

m.	Financing income and expenses:

Financing income mainly comprises foreign currency gains and interest income.

Financing expenses comprises of exchange rate differences, interest and bank fees, interest on loans and other expenses.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income tax expense:

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of comprehensive income except to the extent that they relate to a business combination.

Current taxes

Current tax is the expected tax payable (or receivable) on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•	The initial recognition of goodwill; and

•

Differences relating to investments in subsidiaries to the extent it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing taxable dividends in respect of the investment.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offset of deferred tax assets and liabilities

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority.

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Leases:

Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments or provision for impairment, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.

Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

• Buildings	1-8 years
• Data centers	1-3 years

Reassessment of lease liability

Upon the occurrence of a significant event or a significant change in circumstances that is under the control of the Group and had an effect on the decision whether it is reasonably certain that the Group will exercise an option, which was not included before in the lease term, or will not exercise an option, which was previously included in the lease term, the Group re-measures the lease liability according to the revised leased payments using a new discount rate. The change in the carrying amount of the liability is recognized against the right-of-use asset, or recognized in profit or loss if the carrying amount of the right-of-use asset was reduced to zero.

Lease modifications

When a lease modification increases the scope of the lease by adding a right to use one or more underlying assets, and the consideration for the lease increased by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the contract’s circumstances, the Group accounts for the modification as a separate lease.

In all other cases, on the initial date of the lease modification, the Group allocates the consideration in the modified contract to the contract components, determines the revised lease term and measures the lease liability by discounting the revised lease payments using a revised discount rate.

For lease modifications that decrease the scope of the lease, the Group recognizes a decrease in the carrying amount of the right-of-use asset in order to reflect the partial or full cancellation of the lease, and recognizes in profit or loss a profit (or loss) that equals the difference between the decrease in the right-of-use asset and re-measurement of the lease liability.

For other lease modifications, the Group re-measures the lease liability against the right-of-use asset.

Subleases

In leases where the Group subleases the underlying asset, the Group examines whether the sublease is a finance lease or operating lease with respect to the right-of-use received from the head lease. The Group examined the subleases existing on the date of initial application based on the remaining contractual terms at that date.

p.	Earnings per share:

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise restricted stock.

q.	New standards, amendments to standards and interpretations not yet adopted:

Amendment to IFRS 3, Business Combinations

The Amendment adds an exception to the principle for recognizing liabilities in IFRS 3. According to the exception, contingent liabilities are to be recognized according to the requirements of IAS 37 and IFRIC 21 and not according to the conceptual framework. The Amendment prevents differences in the timing of recognizing liabilities that could have led to the recognition of gains and losses immediately after the business combination (day 2 gain or loss). The Amendment also clarifies that contingent assets are not to be recognized on the date of the business combination. The Amendment is effective for annual periods beginning on or after January 1, 2022. The Group has not yet commenced examining the effects of the Amendment on the financial statements.

Amendments to IFRS 9

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). Thus for example:

•

When certain modifications are made in the terms of financial assets or financial liabilities as a result of the reform, the entity shall update the effective interest rate of the financial instrument instead of recognizing a gain or loss.

•	Certain modifications in lease terms that are a result of the reform shall be accounted for as an update to lease payments that depend on an index or rate.

•	Certain modifications in terms of the hedging instrument or hedged item that are a result of the reform shall not lead to the discontinuance of hedge accounting.

The Amendments are applicable retrospectively as from January 1, 2021 with early application permitted.

In the opinion of the Group, application of the Amendments is not expected to have a material effect on the financial statements.

NOTE 4:	INCOME TAX

a.	Details regarding the tax environment of the Israeli companies:

1)	Corporate tax rate

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate of 23% in 2020 and 2019.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

2)	Benefits under the Law for the Encouragement of Capital Investments

The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. The Investment Law has undergone certain amendments and reforms in recent years.

The Israeli parliament enacted a reform to the Investment Law, effective January 2011. According to the reform, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product.

On December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which the Encouragement Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Amendment is effective as from January 1, 2017.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

On May 16, 2017 the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017 (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

In June 2016, Taptica, a wholly owned subsidiary, appealed for a tax ruling to apply “the preferred enterprise” track, which was obtained on April 2017 and will be apply for the years 2016-2020.

On 28 December 2016, Taptica Social, a wholly owned subsidiary, together with Taptica appealed for a tax ruling for a restructuring, whereby Taptica Social will be merged with and into Taptica in such a manner that Taptica Social will transfer to Taptica all its assets and liabilities for no consideration and thereafter will be liquidated. Accordingly, on 6 June 2017 the merger between the companies was approved by the Israeli Tax Authority and the effective merge date was determined as December 31 2016. As a result of the merger, the ruling previously obtained by Taptica regarding the preferred income required re- validation from the Israeli tax authority. Therefore Taptica appealed and received on December 2018 re-validation from the Israeli tax authority for the ruling which determines that Taptica owns an industrial enterprise and Preferred Technological Enterprise as defined in the Law for the Encouragement of Capital Investments – 1959. In addition, as a

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

part of the re-validation of the ruling, Taptica also obtained an amendment that includes the acquisition and absorption of Tremor’s operation in the rulings and apply the Law for the Encouragement of Capital Investments to this purchased activity as well. The tax rulings which was obtained on December 2018 will apply for the years 2017-2021.

On December 3, 2018, the Company together with Taptica submitted a request to the Israeli tax authorities for a tax ruling regarding to restructuring, whereby Taptica will be merged with and into the Company in such a manner that Taptica will transfer to the Company all its assets and liabilities for no consideration and thereafter will be liquidated. As of May 08, 2019, the merger between the companies approved by the Israeli Tax Authority and the effective merge date was determined as December 31, 2018. Following the approval of the restructuring, the tax ruling regarding Taptica owns an industrial enterprise and preferred technological enterprise which was obtained on December 2018 will apply on the merged Company for the years 2017-2021 with relative agreed changes.

b.	Details regarding the tax environment of the non-Israeli companies:

Non Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations.

(1)	US

As of the acquisition date of RhythmOne, RhythmOne had U.S. federal net operating loss carryforwards, or NOLs, of approximately USD 100.8 million as for the acquisition date, which will expire starting 2038. As of December 31, 2020 the NOLs are approximately USD 102 million.

Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforward for all such NOLs. NOL’s arising in a tax year ending in or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020 and allowed for a 5 year carryback for NOLs for tax years beginning after December 31, 2017 and before January 1, 2021.

Pursuant to Section 382 of the Internal Revenue Code, RhythmOne underwent ownership changes for tax purposes (i.e. a more than 50% change in stock ownership in aggregated 5% shareholders) on April 2, 2019. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change will be subject to annual use limitations under Section 382 and may under section 383 of the Code and comparable state income tax laws.

(2)	International

As of the acquisition date of Unruly, Unruly had an International NOLs of approximately USD 24 million. As of December 31, 2020 the NOLs are approximately USD 10.8 million.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

c.	Composition of income tax expense:

	Year ended December 31
	2020	2019
	USD thousands
Current tax expense
Current year	3,022	4,571

Deferred tax (income)
Creation and reversal of temporary differences	(12,603)	(7,207)

Tax benefit	(9,581)	(2,636)

The following are the domestic and foreign components of the Company’s income taxes (in thousands):

	Year ended December 31
	2020	2019
	USD thousands
Domestic	1,661	(639)
US	(5,646)	(416)
International	(5,596)	(1,581)

Tax Benefit	(9,581)	(2,636)

d.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2020	2019
	USD thousands
Profit (Loss) before taxes on income	(7,442)	3,588

Primary tax rate of the Company	23%	23%

Tax calculated according to the Company’s primary tax rate	(1,712)	825

Additional tax (tax saving) in respect of:
Non-deductible expenses net of tax exempt income (*)	(2,509)	3,584
Effect of reduced tax rate on preferred income and differences in previous tax assessments	170	(1,433)
Utilization of tax losses from prior years for which deferred taxes were not created	(5,887)	(5,050)
Effect on deferred taxes at a rate different from the primary tax rate	(768)	(873)
Foreign tax rate differential	947	311
Other differences	178	—

Tax benefit	(9,581)	(2,636)

Effective income tax rate	129%	(73%)

(*)	including non- deductible share based payment expenses.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	INCOME TAX (Cont.)

e.	Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses	Employees Compensation	Carryforward Losses	Accrued Expenses	Doubtful Debt	Other	Total
	USD thousands
Balance of deferred tax asset (liability) as of January 1, 2019	(74)	838	—	59	379	190	1,392
Business combinations	(20,720)	—	8,000	98	3,729	(2)	(8,895)
Changes recognized in profit or Loss	3,704	2,631	435	2,326	800	(2,689)	7,207
Effect of change in tax rate	—	—	—	—	—	—	—
Changes recognized in shareholders’ equity	—	215	—	—	—	—	215

Balance of deferred tax asset (liability) as of December 31, 2019	(17,090)	3,684	8,435	2,483	4,908	(2,501)	(81)

Business combinations	(4,409)	85	2,330	250	168	530	(1,046)
Changes recognized in profit or Loss	4,626	1,190	3,380	1,723	(1,352)	3,036	12,603
Effect of change in tax rate	—	—	—	—	—	—	—
Changes recognized in shareholders’ equity	(162)	4,280	—	—	—	160	4,278

Balance of deferred tax asset (liability) as of December 31, 2020	(17,035)	9,239	14,145	4,456	3,724	1,225	15,754

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to future realization of deferred tax assets.

As of December 31, 2020 and 2019, the Company had gross unrecognized tax benefits of approximately USD 4,471 thousand and USD 3,946 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in Current tax liabilities.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	FIXED ASSETS, NET

	Computers And Servers	Office furniture and equipment	Leasehold improvements	Total
	USD thousands
Cost

Balance as of January 1, 2019	3,733	605	1,284	5,622

Exchange rate differences	—	—	2	2
Classification due to implementation of IFRS16	(945)	—	—	(945)
Additions	869	16	178	1,063
Business combinations (See Note 19)	2,023	109	271	2,403
Disposals	(106)	(6)	—	(112)

Balance as of December 31, 2019	5,574	724	1,735	8,033

Exchange rate differences	13	14	4	31
Additions	1,768	15	77	1,860
Business combinations (See Note 19)	346	411	73	830
Disposals	(18)	(32)	(19)	(69)

Balance as of December 31, 2020	7,683	1,132	1,870	10,685

Depreciation

Balance as of January 1, 2019	1,912	196	635	2,743

Classification due to implementation of IFRS16	(527)	—	—	(527)
Disposals	(95)	(1)	—	(96)
Additions	2,149	185	447	2,781

Balance as of December 31, 2019	3,439	380	1,082	4,901
Exchange rate differences	35	2	18	55
Disposals	(16)	(31)	(19)	(66)
Additions	1,523	472	508	2,503

Balance as of December 31, 2020	4,981	823	1,589	7,393

Carrying amounts
As of December 31, 2019	2,135	344	653	3,132

As of December 31, 2020	2,702	309	281	3,292

NOTE 6:	LEASES

a.	Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases, as from January 1, 2019. The Group has lease agreements with respect to the following items:

•	Offices;

•	Data center;

1)	Information regarding material lease agreements:

a)	The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2021 and 2027

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

from several lessors. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability and right-of-use asset in the amount of USD 16,121 thousand and USD 5,925 thousand, and USD 21,105 thousand and USD 13,155 thousand respectively, have been recognized in the statement of financial position as of December 31, 2020 and December 31, 2019 in respect of leases of offices.

b)

The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2021 and 2023. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 5,088 thousand and USD 3,164 thousand as of December 31, 2020 and December 31, 2019, respectively and right-of-use asset in the amount of USD 4,897 thousand and USD 3,560 thousand as of December 31, 2020 and December 31, 2019, respectively have been recognized in the statement of financial position in respect of data centers.

2)	Lease liability:

Maturity analysis of the Group’s lease liabilities:

	December 31
	2020	2019
	USD thousands
Less than one year (0-1)	9,047	9,637
One to five years (1-5)	10,241	12,088
More than five years (5+)	1,921	2,544

Total	21,209	24,269

Current maturities of lease liability	9,047	9,637

Long-term lease liability	12,162	14,632

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

3)	Right-of-use assets - Composition:

	Offices	Data center	Total
	USD thousands
Balance as of January 1, 2019	9,336	845	10,181
Business combinations (See Note 19)	12,992	11,924	24,916
Depreciation on right-of-use assets	(5,644)	(5,258)	(10,902)
Additions	391	33	424
Provision for Impairment	(2,994)	(145)	(3,139)
Lease modifications	(124)	(3,839)	(3,963)
Disposals	(802)	—	(802)

Balance as of December 31, 2019	13,155	3,560	16,715

Business combinations (See Note 19)	1,026	—	1,026
Depreciation on right-of-use assets	(6,958)	(4,422)	(11,380)
Additions	1,629	5,680	7,309
Provision for Impairment	1,808	145	1,953
Lease modifications	(143)	—	(143)
Disposals	(4,570)	(77)	(4,647)
Exchange rate differences	(22)	11	(11)

Balance as of December 31, 2020	5,925	4,897	10,822

4)	Amounts recognized in statement of operation:

	Year ended December 31
	2020	2019
	USD thousands
Interest expenses on lease liability	(1,117)	(779)
Depreciation and amortization of right-of-use assets, net	(8,855)	(9,109)
Gains recognized in profit or loss	1,829	1,749

Total	(8,143)	(8,139)

5)	Amounts recognized in the statement of cash flows:

	Year ended December 31
	2020	2019
	USD thousands
Cash outflow for leases	(14,468)	(13,386)

b.	Leases in which the Group is a lessor:

1)	Information regarding material lease agreements:

The Group subleases offices at US, Canada and UK for periods expiring in 2027.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	LEASES (Cont.)

2)	Net investment in the lease:

Presented hereunder is the movement in the net investment in the lease:

	Offices
	Year ended December 31
	2020	2019
	USD thousands
Balance as of January 1,	4,288	1,064

Business combinations	—	3,327
Sublease receipts	(3,246)	(1,669)
Additions	7,094	1,566
Disposals	(301)	—

Balance as of December 31,	7,835	4,288

3)	Maturity analysis of net investment in finance leases:

	Year ended December 31
	2020	2019
	USD thousands
Less than one year (0-1)	2,153	2,367
One to five years (1-5)	3,816	1,921
More than five years (5+)	1,866	—

Total net investment in the lease as of December 31,	7,835	4,288

4)	Amounts recognized in statement of operation:

	Offices
	Year ended December 31
	2020	2019
	USD thousands
Gain from subleases	274	956
Financing income on the net investment in the lease	361	71

Total	635	1,027

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET

	Software	Trademarks	Customer relationships	Technology	Others	Goodwill	Total
	USD thousands
Cost
Balance as of January 1, 2019	8,187	8,201	7,414	27,458	1,044	32,985	85,289
Exchange rate differences	—	12	21	—	—	85	118
Additions	5,672	—	—	—	—	—	5,672
Business combinations (see Note 19)	5,378	17,470	30,284	17,629	—	100,633	171,394

Balance as of December 31, 2019	19,237	25,683	37,719	45,087	1,044	133,703	262,473
Exchange rate differences	—	529	567	73	47	1,280	2,496
Additions	4,858	—	—	—	—	—	4,858
Business combinations (see Note 19)	—	10,427	10,054	1,658	1,068	17,878	41,085

Balance as of December 31, 2020	24,095	36,639	48,340	46,818	2,159	152,861	310,912

Amortization
Balance as of January 1, 2019	5,869	6,973	2,596	15,202	1,044	—	31,684
Exchange rate differences	—	13	23	—	—	—	36
Additions	3,363	4,472	5,238	7,395	—	—	20,468

Balance as of December 31, 2019	9,232	11,458	7,857	22,597	1,044	—	52,188
Exchange rate differences	—	202	285	(162)	70	—	395
Additions	5,214	8,976	9,053	9,598	988	—	33,829

Balance as of December 31, 2020	14,446	20,636	17,195	32,033	2,102	—	86,412

Carrying amounts
As of December 31, 2019	10,005	14,225	29,862	22,490	—	133,703	210,285

As of December 31, 2020	9,649	16,003	31,145	14,785	57	152,861	224,500

Capitalized development costs

Development costs capitalized in the period amounted to USD 4,816 thousand (2019: USD 4,651 thousand) and were classified under software.

Impairment testing for intangible assets

The Company’s qualitative assessment during the years ended December 31, 2020, and 2019, did not indicate that it is more likely than not that the fair value of its goodwill, intangible assets, and other long-lived assets is less than the aggregate carrying amount.

As of December 31, 2020, the recoverable amount of goodwill was based on fair value less cost of disposal. The fair value less costs of disposals was estimated according to the quoted price of the Company’s ordinary shares. The estimated recoverable amount was higher than the carrying amount, and therefore there was no need for impairment.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	INTANGIBLE ASSETS, NET (Cont.)

As of December 31, 2019, the fair value less cost of disposals based on the quoted price was lower than the carrying amount. As such, the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated recoverable amount was higher than the carrying amount, and therefore there was no need for impairment.

Key assumptions used in the calculation of recoverable amounts are:

Pre-tax discount rate	13% (WACC)
Terminal value growth rates	3%
EBITDA growth rate	12%-34%

The cash flow projections includes specific estimates for five years and terminal value growth rates thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations.

The estimated recoverable amount exceeds its carrying amount by approximately $91,953 thousand. Management has identified two key assumptions for which there reasonably could be a possible change that could cause the carrying amount to exceed the recoverable amount. The table below shows the amount that these two assumptions are required to change individually in order for the estimated recoverable amount to be equal to the carrying amount.

2019
%
Increase in Pre-tax discount rate	27%
Decrease in Terminal value growth rate	100%

Following the acquisition of Unruly, the Company examined the useful life of intangible assets acquired in the past and determined to change the estimated economic life of part of the trademarks asset from 4.75 years to 2.75 years. The effects of the aforesaid change on amortization expenses for the year ended December 31, 2020, 2021, 2022 and 2023 is USD 1,512 thousands, USD 3,024 thousands, (USD 2,268) thousands and (USD 2,268) thousands, respectively.

NOTE 8:	TRADE AND OTHER RECEIVABLES

	December 31
	2020	2019
	USD thousands
Trade receivables:
Trade receivables	162,580	119,205
Allowance for doubtful debts	(9,036)	(22,376)

Trade receivables, net	153,544	96,829

Other receivables:
Prepaid expenses	14,053	7,196
Loan to third party	689	1,099
Institutions	1,165	966
Pledged deposits	872	368
Other	836	100

	17,615	9,729

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	TRADE AND OTHER PAYABLES

	December 31
	2020	2019
	USD thousands
Trade payables	125,863	70,428

Other payables:
Advances from customers	13,406	8,717
Wages, salaries and related expenses	13,853	9,109
Related Parties	2,746	—
Provision for vacation	554	612
Institutions	1,112	300
Ad spend liability	5,987	—
Liability for options on non-controlling interest	2,903	2,440
Others	6,561	3,871

	47,122	25,049

NOTE 10:	CASH AND CASH EQUIVALENTS

	December 31
	2020	2019
	USD thousands
Cash	44,825	54,486
Bank deposits	52,638	24,561

Cash and cash equivalents	97,463	79,047

The Group’s exposure to credit, and currency risks are disclosed in Note 17 on financial instruments.

NOTE 11a:	REVENUE

	Year ended December 31
	2020	2019
	USD thousands
Programmatic (1)	161,625	241,464
Performance	50,295	84,296

	211,920	325,760

(1)

In 2020 and 2019 programmatic revenue is reported on net basis and gross basis, respectively and performance revenue reported on gross basis for both years (see Note 3k). Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11b:	COST OF REVENUE

	Year ended December 31
	2020	2019
	USD thousands
Programmatic (1)	31,918	142,676
Performance	27,889	44,570

Cost of Revenue	59,807	187,246

(1)

In 2020 and 2019 programmatic revenue is reported on net basis and gross basis, respectively and performance revenue reported on gross basis for both years (see Note 3k). Media cost amounted to USD 117,301 thousand in the year ended December 31, 2019.

NOTE 12:	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2020	2019
	USD thousands
Wages, salaries and related expenses	15,274	11,973
Share base payments	9,420	14,100
Rent and office maintenance	(483)	232
Professional expenses	4,766	1,282
Doubtful debts	(1,091)	3,003
Acquisition costs	524	2,840
Other expenses	1,268	1,003

	29,678	34,433

NOTE 13:	OTHER EXPENSES (INCOME), NET

On December 31, 2019, the Company entered into an Asset Purchase Agreement (as amended on February 14, 2020), with Netaktion LLC pursuant to which it sold to Netaktion LLC, RhythmOne’s, owned and operated websites business for a purchase price consisting of (i) USD 100 thousand in cash, (ii) USD 600 thousand payable in the form of promissory note payable in eighteen (18) installment payments from April 2021 through December, 2022, and (iii) up to USD 2,800 thousand payable under a profit sharing arrangement derived from the percentage of future profit.

The Company recognized an immediate capital gain of USD 700 thousand. As of December 31, 2020, the outstanding balance of the promissory note was USD 618 thousand including interest.

On October 5, 2020, the Company entered into an Asset Purchase Agreement pursuant to which it sold to Fols Media LLC certain ad exchange operations for a purchase price consisting of (i) USD 51.6 thousand in cash, (ii) USD 85 thousand payable in the form of a bearing interest promissory note payable in 2020 through 2022 and (iii) up to USD 1,200 thousand payable under a revenue sharing arrangement derived from a percentage of future revenue.

The Company recognized an immediate capital gain of USD 502.6 thousand. As of December 31, 2020, the Company recognized USD 116 thousand in revenue sharing, and the outstanding balance of the promissory note was USD 71 thousand including interest.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	OTHER EXPENSES (INCOME), NET (Cont.)

The Company recognized a total amount of USD 1,700 thousand paid to Uber, in relation to the full dismissal of the case against the Company (see Note 21a).

NOTE 14:	SHAREHOLDERS’ EQUITY

Issued and paid-in share capital:

	Ordinary Shares
	2020	2019
	Number of shares
Balance as of January 1	124,223,182	68,521,997
Own shares held by the Group	(5,277,220)	(14,552,741)
Share based compensation	6,444,944	3,517,441
Shares issued in business combination	8,525,323	66,736,485

Issued and paid-in share capital as of December 31	133,916,229	124,223,182

Authorized share capital	300,000,000	300,000,000

1)	Rights attached to share:

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets.

2)	Director share allotment:

According to Director’s employment commitment letter, the Company is committed to issue shares worth of GBP 6,250 each quarter in consideration of the director’s services.

In the year ended December 31, 2019, the Company issued 8,761 ordinary shares of a par value of NIS 0.01 based on the share price on the date of the issuance, only for the first quarter of 2019.

The total expenses recognized in the statement of Operation and Other Comprehensive Income in the year ended December 31, 2019 with respect to the director share allotment amounted to USD 8 thousand.

3)	Issuing new public shares:

Following the acquisition of Unruly, as described in Note 19b, the Company issued 8,525,323 shares at a quoted price of GBP 1.51 (USD 1.98) per share to former Unruly shareholders which became admitted to trading on AIM on January 10, 2020 and are subject to a 18-months lock-up.

In April 2019, following the acquisition of RhythmOne, as described in Note 19c, the Company issued 66,736,485 new shares for every 33 RhythmOne shares held, so that following the completion of the Acquisition, the Company’s current shareholders held 50.1% and, RhythmOne Shareholders held 49.9% of the merged Group.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	SHAREHOLDERS’ EQUITY (Cont.)

4)	Own shares acquisition:

Following the Acquisition of RhythmOne, as described in Note 1, and as part of the Company’s Board of Director approvals in April 2019 and June 2019 for a share buyback program for a total consideration of USD 25,000 thousand, the Company purchased during the year ended December 31, 2019 14,552,741 shares (of which 5,743,731 were purchased from former related parties) for a total consideration of USD 24,737 thousands.

In March 2020, following the Company’s Board of Director approvals for a share buyback program for a total consideration of USD 10,000 thousand, the Company purchased during the twelve months period ended December 31, 2020 5,277,220 shares for a total consideration of USD 9,965 thousand.

The Ordinary Shares acquired pursuant to the buyback programs reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon) and held in treasury.

On December 17, 2020 the Company has received approval from the Israeli court authorizing the distribution of a dividend and the repurchase of up to USD 20,000 thousand of the Company’s Ordinary Shares, if the Company elect to do so.

On December 22, 2020, the Company’s Board of Directors has approved another share buyback program for an aggregate purchase price of up to USD 10,000 thousand.

Although the Company have paid dividends and share buybacks in the past, the Company does not anticipate paying any dividends in the foreseeable future. The Company currently intend to retain future earnings, if any, to finance operations and expand its business.

NOTE 15:	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as of December 31, 2020 and 2019 was based on the profit for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows:

Profit for the year:

	Year ended December 31
	2020	2019
	USD thousands
Profit for the year	2,139	6,224

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	EARNINGS PER SHARE (Cont.)

Weighted average number of ordinary shares:

	Year ended December 31
	2020	2019
	Shares of NIS
	0.01 par value
Weighted average number of ordinary shares used to calculate basic earnings per share as at December 31	133,991,210	111,231,769

Basic earnings per share (in USD)	0.016	0.056

Diluted earnings per share:

The calculation of diluted earnings per share as of December 31, 2020 and 2019 was based on profit or for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Weighted average number of ordinary shares (diluted):

	Year ended December 31
	2020	2019
	Shares of NIS
	0.01 par value
Weighted average number of ordinary shares used to calculate basic earnings per share	133,991,210	111,231,769
Effect of share options on issue	4,714,985	3,576,114

Weighted average number of ordinary shares used to calculate diluted earnings per share	138,706,195	114,807,883

Diluted earnings per share (in USD)	0.015	0.054

NOTE 16:	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

•	All the share options that were granted are non-marketable.

•	All options are to be settled by physical delivery of shares.

•	Vesting conditions are based on a service period of between 0.5-4 years.

On April 2, 2019 the Company’s shareholders adopted the New Tremor International Ltd. Management Incentive Scheme to provide for the grant of 11,772,932 equity incentive awards to executive officers. In addition, following the Acquisition of RhythmOne, the Company’s shareholders adopted RhythmOne Plan to provide for the grant of 1,328,908 equity incentive award to RhythmOne executives and employees.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SHARE-BASED PAYMENT ARRANGEMENTS (Cont.)

As part of the New Tremor International Ltd. Management Incentive Scheme, and following the acquisition of RhythmOne, the Company’s shareholders approved a modification in the exercise price of 1,200,000 Company share options awarded to the CEO of the Group, out of which 1,080,000 share options will be vested subject to meet the performance-based metrics, and the remaining options will be vested over a shorter service periods. Furthermore, restricted stock units of 400,000 to the Group’s CEO were modified for a shorter vesting periods.

As described in Note 1, part of the acquisition of RhythmOne, 849,325 RhythmOne’s options and 1,058,776 RSU’s were replaced by to 458,946 and 869,962 of the Company’s options and RSU’s, respectively.

As part of the acquisition of Unruly, as described in Note 1, the Group granted 415,074 restricted share units (RSU’s) to Unruly executives and employees to replace the pre-acquisition equity incentive awards held by such Unruly executives and employees.

b.	Stock Options:

During 2020 and 2019, the Group granted 1,801,000 and 458,946 share options to its executive officers and employees, respectively.

The number of share options is as follows:

	Number of options		Weighted average exercise price
	2020	2019	2020	2019
	(Thousands)		(GBP)
Outstanding at 1 January	4,828	7,731	2.89	3.10
Forfeited during the year	(1,621)	(2,290)	2.86	3.22
Exercised during the year	(1,227)	(1,072)	0.53	0.57
Granted during the year	1,801	—	1.62	—
Option assumed in Merger	—	459	—	4.38
Outstanding at December 31	3,781	4,828	1.60	2.89

Exercisable at December 31	51	2,054

In January 2020, the Company’s Board of Directors approved a change in the exercise price and vesting terms relating to 2,204,174 options for ordinary shares held by certain employees (the “Amended Options”), as follows:

		Originally granted		Amended Granted
Grated date	Number of options	Exercise price (GBP)	Exercisable date from	Exercise price (GBP)	Exercisable date from
March 20, 2017	217,000	2.44	March 20, 2019	1.60	July 28, 2021
June 18, 2017	116,000	2.99	June 18, 2019	1.60	July 28, 2021
November 5, 2017	391,000	4.31	November 5, 2019	1.60	July 28, 2021
January 23, 2018	1,163,000	4.37	January 23, 2020	1.60	July 31, 2021
June 20, 2018	52,000	4.37	June 20, 2020	1.60	July 31, 2021
April 2, 2019 (*)	265,174	2.06-18.27	April 2, 2019	1.60	July 28, 2021

(*)	Granted as part of RhythmOne’s acquisition as listed above.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SHARE-BASED PAYMENT ARRANGEMENTS (Cont.)

The options that had a vesting date up to July 2021 will now vest and become exercisable on July 2021, while the vesting and exercise periods of the rest of the options remain unchanged. The incremental fair value (amounting to USD 1,282 thousand) is recognized over the remaining vesting period. The new expiration date is one year after the last exercise date.

Information on measurement of fair value of share-based payment plans:

The fair value of employees share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility, expected term of the instruments, expected dividends, and the risk-free interest rate (based on government debentures) (See Note 3i).

The parameters used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	2020	2019
Grant date fair value in USD	0.76-1.267	0.01-0.56
Share price (on grant date) (in GBP)	1.27-2.22	1.79
Exercise price (in GBP)	1.38-2.24	1.56-18.27
Expected volatility (weighted average)	60%	45%
Expected life (weighted average)	3.5-3.75	0-3.38
Expected dividends	0.00%	1.35%
Risk-free interest rate	0.15%-1.46%	2.3%

The total expense recognized in the year ended December 31, 2020 with respect to the options granted to employees, amounted to approximately USD 2,693 thousand.

c.	Restricted Share Units:

During 2020 and 2019, the Group granted 3,334,074 and 5,220,480 Restricted Share Units (RSU’s) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU’s		Weighted- Average Grant Date Fair Value
	2020	2019	2020	2019
	(Thousands)
Outstanding at 1 January	3,969	1,024	2.372	4.673
Forfeited during the year	(46)	(198)	2.511	3.744
Exercised during the year	(3,480)	(2,077)	2.296	2.574
Granted during the year	2,919	4,350	2.538	2.035
Restricted stock units assumed in acquisition during the year	415	870	2.786	2.347

Outstanding at December 31	3,777	3,969	2.364	2.372

The total expense recognized in the year ended December 31, 2020 with respect to the options granted to employees, amounted to approximately USD 7,443 thousand.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	SHARE-BASED PAYMENT ARRANGEMENTS (Cont.)

d.	Performance Stock Units:

During 2020 and 2019, the Group granted 725,000 and 4,350,796 Performance Stock Units (PSU’s) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU’s		Weighted- Average Grant Date Fair Value
	2020	2019	2020	2019
	(Thousands)
Outstanding at January 1	5,071	1,080	2.105	2.904
Forfeited during the year	(206)	—	2.211	—
Exercised during the year	(1,738)	(360)	2.185	2.904
Granted during the year	725	4,351	2.592	1.973

Outstanding at December 31	3,852	5,071	2.155	2.105

The vesting of the PSU’s is subject to continues employment and compliance with the performance criteria determined by the Company’s Remuneration Committee and the Company’s Board of Directors.

The total expense recognized in the year ended December 31, 2020 with respect to the options granted to employees, amounted to approximately USD 4,354 thousand.

e.	Expense recognized in the statement of operation and other comprehensive income is as follows:

	Year ended December 31
	2020	2019
	USD thousands
Selling and marketing	4,515	1,257
Research and development	555	452
General and administrative	9,420	14,100

	14,490	15,809

NOTE 17:	FINANCIAL INSTRUMENTS

a.	Overview:

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This note presents quantitative and qualitative information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing risk.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	FINANCIAL INSTRUMENTS (Cont.)

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2020	2019
	USD thousands
Derivatives presented under current assets
Forward exchange contracts used for hedging	836	—

Derivatives presented under non-current assets
Forward exchange contracts used for hedging	1,335	—

Total	2,171	—

b.	Risk management framework:

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

c.	Credit risk:

The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

d.	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	FINANCIAL INSTRUMENTS (Cont.)

The maximum exposure to credit risk at the reporting date was as follows:

	December 31
	2020	2019
	USD thousands
Cash and cash equivalents	97,463	79,047
Trade receivables, net (a)	153,544	96,829
Other receivables	2,379	1,567
long term deposit	499	965
Long Term Receivables	1,335	367

	255,220	178,775

(a)

At December 31, 2020, the Group included provision for doubtful debts in the amount of USD 9,036 thousand (December 31, 2019: USD 22,376 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt.

	Allowance for Doubtful debts
	2020	2019
	USD thousands
Balance at January 1	22,376	2,822
Business combination	1,201	16,417
Allowance for doubtful debts expenses	(1,091)	3,394
Write-off bad debt	(13,397)	(303)
Exchange rate difference	(53)	46

Balance at December 31	9,036	22,376

e.	Liquidity risk:

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation

As of December 31, 2020 and December 31, 2019, the Group’s contractual obligation of financial liability is in respect of leases, trade and other payables in the amount of USD 161,875 thousand and USD 101,008 thousand, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 147,243 thousand and USD 86,376 thousand for December 31, 2020 and December 31, 2019, respectively.

As part of the framework of the acquisition of Adinnovation INC (ADI) on July 17, 2017, the Company has a call option to purchase the remaining 43% of the issued share capital of ADI for a price of 8x net profit and for a period of six months commencing three years after closing. Thereafter, ADI’s minority shareholders have a put option for a period of three months to sell at a price of 7x net profit. As a result of the aforesaid, the Company recognized the acquisition of full control (100%) over ADI and recorded liability inherent in exercise of the option according

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	FINANCIAL INSTRUMENTS (Cont.)

to its discounted value. The amount of the liability as at the acquisition date is estimated at USD 8,496 thousand and was estimated based on ADI’s current business results and forecasts of ADI for the third year capitalized with annual discount rate of 2.9%. The Company elected to recognized changes in the value of the liability on every reporting date in shareholders’ equity. In 2019, the Company recorded a revaluation to decrease the liability by USD 1,501 thousand, and in 2020, it was increased by USD 445 thousand.

In accordance with the terms of the framework acquisition, the Company exercised part of the call option on December 5, 2020, which will increase the Company’s share in ADI to 82%, following the closing, for total consideration of USD 1,734 thousand which was not paid as of December 31, 2020. The remaining value of the option liability as of December 31, 2020 is USD 1,169 thousand (see Note 22).

f.	Market risk:

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPM, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

At December 31, 2020, USD 371 thousand are held in NIS, USD 7,369 thousand are held in GBP, USD 2,061 thousand are held in EUR, USD 1,369 thousand are held in CAD, USD 6,591 thousand are held in JPY, USD 512 thousands are held in MXN, USD 1,120 thousand are held in SGD, USD 110 thousand are held in KRW, USD 1,835 thousands are held in AUD and USD 700 thousand are held in other currencies and the remainder held in USD.

g.	Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and shareholders’ equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases. The analysis is performed on the same basis for 2019.

	2020		2019
GBP/USD	+10%	-10%	+10%	-10%
	USD thousands
Profit / (Loss)	85	(85)	—	—
Increase / (Decrease) in Shareholders’ Equity	(1,139)	1,139	479	(479)

	2020		2019
NIS/USD	+10%	-10%	+10%	-10%
	USD thousands
Profit / (Loss)	(798)	798	(790)	790
Increase / (Decrease) in Shareholders’ Equity	835	(835)	906	(906)

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	FINANCIAL INSTRUMENTS (Cont.)

Linkage and foreign currency risks

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, Euro, CAD, SGD, KRW, MXN, AUD and JPY.

At any point in time, the Group aims to match the amounts of its assets and liabilities in the same currency in order to hedge the exposure to changes in currency.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

NOTE 18:	RELATED PARTIES

a.	Compensation and benefits to key management personnel

Executive officers also participate in the Company’s share option programs. For further information see Note 16 regarding share-based payments.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	Year ended December 31
	2020	2019
	USD thousands
Share-based payments	7,061	12,607
Other compensation and benefits	3,932	3,948

	10,993	16,555

b.	As of December 31, 2020, an amount of USD 2,746 thousand was due to a related party for proceeds due to sale of shares (See Note 9).

c.	In 2019, an amount of USD 130 thousand was paid to a related party due to its efforts in the acquisition of RhythmOne.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	SUBSIDIARIES

a.	Details in respect of subsidiaries:

Presented hereunder is a list of the Group’s subsidiary:

	Principal location of the Company’s activity	The Group’s ownership interest in the subsidiary for the year ended December 31
Name of company		2020	2019
Taptica Inc	USA	100%	100%
Tremor Video Inc	USA	100%	100%
Adinnovation Inc	Japan	57%	57%
Taptica Japan	Japan	100%	100%
Taptica UK	United Kingdom	100%	100%
RhythmOne PLC	UK	100%	100%
RhythmOne Holding Inc	USA	100%	100%
YuMe Inc *	USA	100%	100%
Perk.com US Inc *	USA	100%	100%
Perk.com Canada Inc	Canada	100%	100%
R1Demand LLC *	USA	100%	100%
RhythmOne LLC	USA	100%	100%
Unruly holdings Ltd*	UK	100%	0%
Unruly Group Ltd	UK	100%	0%
Unruly Media GmbH	Germany	100%	0%
Unruly Media Pte Ltd*	Singapore	100%	0%
Unruly Media Pty Ltd	Australia	100%	0%
Unruly Media KK	Japan	100%	0%
Unmedia Video Distribution Sdn Bhd	Malaysia	100%	0%
Unruly Media Inc	USA	100%	0%

*	Under these companies, there are twenty five (25) wholly owned subsidiaries that are inactive and in liquidation process.

b.	Acquisition of subsidiaries and business combinations during the current period:

Acquisition of Unruly:

On January 4, 2020, the Company completed the acquisition of Unruly Holdings Limited and Unruly Media Inc. from News Corp UK & Ireland Limited (UK Seller) and News Preferred Holdings Inc. (US Seller) for total consideration of: (i) issuance of 7,960,111 Ordinary Shares of the Company to the UK Seller in exchange for a loan in the amount of GBP 12,020 thousand (USD 15,729 thousand) between UK Seller (as lender) and Unruly Group Limited (as borrower); (ii) GBP 1 to UK Seller for 100% of the issued share capital of Unruly Holdings Limited; and (iii) issuance of 565,212 Ordinary Shares of the Company to the US Seller and USD 1 for 100% of the issued share capital of Unruly Media Inc.

The issuance of an aggregate 8,525,323 Ordinary Shares of the Company to UK Seller and US Seller represented approximately 6.91% of the Company’s issued voting share capital at such time. The Sellers agreed not to sell, transfer or otherwise dispose of such Company Ordinary Shares for an 18-month period, subject to customary exceptions.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	SUBSIDIARIES (Cont.)

At the same time, Tremor Video entered into a Master Service Agreement (MSA) with the UK seller for an exclusive right to sell outstream video on various News Corp titles world-wide on a committed ad spend of GBP 30,000 thousand over a three-year period with an option to extend the MSA by two quarters at the discretion of UK seller. The obligation for the net discounted future payments exceeding market fair value aggregated to USD 14,073 thousand and is recognized according to the actual consumption. As of December 31, 2020, the ad spend liability balance aggregated to USD 13,811 thousand.

The following summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

USD thousands
Equity instruments issued (1)	936
Ad spend liability (2)	14,073
UK debt (3)	13,181

Total purchase price	28,190

(1)	The fair value of the Ordinary shares issued was based on the quoted price of GBP 1.51 per share considering the restrictions on sell of the shares as detail above.
(2)

The Ad spend liability fair value was determined based on the unfavorable aspect of the contract to the Company relative to market prices. The Ad spend liability is included in other payables and other long term liabilities.

(3)	The fair value of the UK debt was based on the quoted price of GBP 1.51 per share considering the restrictions on sell of the shares as detail above.

Identifiable assets acquired and liabilities assumed:

USD thousands
Cash and Cash equivalents	7,095
Accounts Receivables	19,383
Other receivables	1,761
Institutions- Tax income	211
Fixed Assets	830
Deferred tax assets	3,363
Long term lease assets	1,026
Intangible assets	23,207
Current maturities of lease liabilities	(2,403)
Trade payables	(24,564)
Other Payables	(11,343)
Long-term lease liabilities	(3,845)
Deferred tax liabilities	(4,409)

Net identifiable assets	10,312

Measurement of fair values:

The fair value of the brand and the technology is based on the discounted estimated royalty payments that have been generated if as a result of the trademark being licensed.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	SUBSIDIARIES (Cont.)

The fair value of the non-compete is based on the differences between two discounted estimated cash flow models, with and without the asset in place.

The fair value of customer relationships and backlog is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The following table summarizes the components of the acquired intangible assets and estimated useful lives (in thousands, except for estimated useful life) as of the acquisition date:

	Amount	Estimated Useful Life
	USD thousands
Backlog	162	1
Non Compete	906	1.5
Technology	1,658	1
Customer relations	10,054	5
Brand	10,427	5

	23,207

The aggregate cash flow derived for the Company as a result of the Unruly acquisition:

USD thousands
Cash and cash equivalents at Unruly	7,095
Acquisition costs	(887)

Acquisition of subsidiary – Cash	6,208

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

USD thousands
Consideration transferred	28,190
Less fair value of identifiable net assets	10,312

Goodwill	17,878

The goodwill is attributable mainly to the increase offering to customers, enhanced opportunities for growth and the synergies expected to be achieved from integration into the Company’s digital advertising platforms (see also Note 7 on intangible assets). None of the goodwill recognized is expected to be deductible for tax purposes.

Acquisition-related costs

The Company incurred acquisition-related costs of USD 887 thousand related to finders’ fees, legal fees and due diligence costs. These costs have been included in general and administrative expenses in the statement of operation.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	SUBSIDIARIES (Cont.)

c.	Acquisition of business combination in prior periods

Acquisition of RhythmOne:

On April 1, 2019, the Company completed Acquisition Transaction (hereinafter- “Acquisition”) with RhythmOne Plc, a Company incorporated under the laws of England and Wales, whereby the Company acquired the entire issued ordinary shares of RhythmOne and each RhythmOne shareholder received 28 new shares of the Company (as such new 66,736,485 shares of the Company were issued , see also Note 14(3)) for every 33 RhythmOne shares held, so that following the completion of the Acquisition, the Company’s current shareholders held 50.1% and, RhythmOne Shareholders held 49.9% of the merged Group. In addition, 849,325 options and 1,058,776 restricted shares units over RhythmOne share awarded were rolled over to 458,946 the Company’s options and to 869,962 the Company’s restricted units (hereinafter- “Replacement Award”). The consideration of the Acquisition amounted to USD 176,421 thousand (including consideration allocated to issuance of ordinary shares and Replacement Award).

NOTE 20:	OPERATING SEGMENTS

The Group has a single reportable segment as a provider of marketing services.

Geographical information

The Company is domiciled in Israel and it produces its income primarily in USA, Israel, China, Germany, Japan, India and UK.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers.

	Year ended December 31
	2020	2019
	USD thousands
America	180,515	261,534
APAC	20,804	33,052
EMEA	10,601	31,174

Total (1)	211,920	325,760

(1)	In the year ended December 31, 2020 and 2019 programmatic revenue is reported on a net basis and gross basis, respectively and performance revenue reported on gross basis in both years (see Note 3k).

In 2019, media cost amounted to USD 113,251 thousand in America, USD 887 thousand in APAC and USD 3,163 thousand in EMEA.

NOTE 21:	CONTINGENT LIABILITY

a.

On December 10, 2020, Taptica entered into a settlement agreement with Uber. There was no court finding as to wrongdoing by the Company or on the merits of the lawsuit. The Company made no admission of any liability or wrongdoing. In the settlement it was agreed that Taptica will pay a total amount of USD 1,700 thousand to Uber, which resulted in the full dismissal of the case against Taptica.

TREMOR INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	CONTINGENT LIABILITY (Cont.)

b.

In January 2018, AlmondNet, Inc. and its affiliates (Datonics LLC and Intent IQ) contacted RhythmOne asserting that RhythmOne’s online advertising system infringes eleven U.S. Patents owned by the AlmondNet Group. As of the date of this report, a claim was never filed and RhythmOne is currently in a commercial agreement with AlmondNet’s affiliate. The Company believes that the likelihood of a material loss is remote but at this point is unable to reasonably estimate any potential loss and financial impact to the Company resulting from this matter.

NOTE 22:	SUBSEQUENT EVENTS

D.A. Consortium, Inc., a minority shareholder of ADI, exercised, effective March 5, 2021, its put option pursuant to the Shareholders Agreement dated July 17, 2016, as amended November 20, 2020, to sell to Taptica Japan GK, a wholly owned subsidiary, its entire shareholding in ADI, reflecting 2,120 Class B Shares of ADI, for a purchase price equal to seven times the actual net profit of ADI for the last fiscal year, see Note 17 (e), reflecting approximately USD 1,169 thousand. Following the closing of the put option exercise, the Company will own through its subsidiary 100% of the share capital of ADI.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•

a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•

reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

•

reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law, 5728-1968.

If and to the extent provided in the company’s articles of association, an Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

•

expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy, which policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors’ and officers’ liability insurance policy.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

Effective as of the date of this offering, the maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $50 million and 25% of our total shareholder’s equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

In January 2018, we issued 4,850,000 ordinary shares to the public at an issue price of 450 pence per share, raising gross proceeds of approximately £21.8 million.

In April 2019, we issued 66,736,485 ordinary shares as consideration for the acquisition of RhythmOne plc.

In January 2020, we issued 8,525,323 ordinary shares as consideration for the acquisition of Unruly Holdings Limited and Unruly Media, Inc.

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

Item 8.	Exhibits and Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.	Undertakings.

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1	Articles of Association of the Registrant

3.2	Form of Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering

4.1*	Form of Deposit Agreement

4.2*	Form of American Depositary Receipt

5.1**	Form of opinion of Naschitz, Brandes, Amir & Co., counsel to the Registrant, as to the validity of the ordinary shares (including consent)

10.1**	Form of Indemnification Agreement

10.2**#	Global Share Incentive Plan (2011), as amended

10.3#	2017 Equity Share Incentive Plan, as amended

10.4**#	Remuneration Policy for Directors and Executives

21.1*	List of subsidiaries of the Registrant

23.1	Consent of Somekh Chaikin, a member firm of KPMG International, an independent registered public accounting firm

23.2**	Consent of Naschitz, Brandes, Amir & Co. (included in Exhibit 5.1)

24.1**	Powers of Attorney (included in signature page to Registration Statement)

*	To be filed by amendment.
**	Previously filed.
#	Indicates a management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this 4th day of June, 2021.

TREMOR INTERNATIONAL LTD.

By:	/s/ Ofer Druker
Name:	Ofer Druker
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on June 4, 2021 in the capacities indicated:

Name	Title

/s/ Ofer Druker Ofer Druker	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Sagi Niri Sagi Niri	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)

* Yaniv Carmi	Chief Operating Officer and Director

* Christopher Stibbs	Non-Executive Chairperson

* Rebekah Brooks	Director

* Norm Johnston	Director

* Neil Jones	Director

* Joanna Parnell	Director

* Lisa Klinger	Director

*By:	/s/ Sagi Niri
Name:	Sagi Niri
Title:	Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tremor International Ltd. has signed this registration statement on June 4, 2021.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director,
Puglisi & Associates